                                                Filed as Pursuant Rule 424(b)(3)
                                                      Registration No. 333-58263

PROSPECTUS

OFFER TO EXCHANGE REGISTERED
9 1/2% FIRST MORTGAGE NOTES DUE 2008 FOR OUTSTANDING
UNREGISTERED 9 1/2% FIRST MORTGAGE NOTES DUE 2008

OF

BAYOU STEEL CORPORATION

                                             [LOGO OF BAYOU STEEL APPEARS HERE]

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
ON SEPTEMBER 15, 1998 UNLESS EXTENDED BY THE COMPANY.

Bayou Steel Corporation (the "Company" or "Bayou Steel"), hereby offers (the "Exchange Offer") to exchange an aggregate principal amount of up to $120,000,000 of its registered 9 1/2% First Mortgage Notes due 2008 (the "Exchange Notes") for a like principal amount of its unregistered 9 1/2% First Mortgage Notes due 2008 (the "Old First Mortgage Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (the "Letter of Transmittal"). The Exchange Notes and the Old First Mortgage Notes are collectively referred to hereinafter as the "First Mortgage Notes."

The terms of the Exchange Notes are identical in all material respects to those of the Old First Mortgage Notes, except for certain transfer restrictions and registration rights relating to the Old First Mortgage Notes. The Exchange Notes will be issued pursuant to, and entitled to the benefits of the indenture governing the Old First Mortgage Notes (the "Indenture"). Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Old First Mortgage Notes surrendered in exchange therefor or, if no interest has been paid on the Old First Mortgage Notes, from May 22, 1998 (the "Issue Date"). Interest on the Exchange Notes will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1998 at the rate of 9 1/2% per annum. The Exchange Notes will mature on May 15, 2008. Except as described below, the Company may not redeem the First Mortgage Notes prior to May 15, 2003. On and after such date, the Company may, at its option, redeem the First Mortgage Notes, in whole or in part, from time to time, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 15, 2001, the Company may, at its option, from time to time, redeem up to 35% of the original aggregate principal amount of the First Mortgage Notes at a redemption price equal to 109.500% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption with all or a portion of the net proceeds of public sales of common stock of the Company; provided, that at least 65% of the original aggregate principal amount of the First Mortgage Notes remains outstanding immediately after the occurrence of such redemption. The First Mortgage Notes will not be subject to any sinking fund requirement. See "Description of the First Mortgage Notes."

Upon a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all of the outstanding First Mortgage Notes at a repurchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. In addition, at any time on or prior to May 15, 2003, the Company may, at its option, redeem the First Mortgage Notes, in whole but not in part, upon the occurrence of a Change of Control at a redemption price equal to 100% of the principal amount thereof, together with the Applicable Premium (as defined herein) as of, and accrued and unpaid interest, if any, to, the date of redemption. See "Description of the First Mortgage Notes."
                                                  (Continued on following page)

SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE PURCHASERS IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 5, 1998.

The First Mortgage Notes will be senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on certain existing and future real property, plant and equipment (including certain operating equipment classified as inventory), and all additions or improvements thereto and all proceeds and products thereof. See "Description of the First Mortgage Notes--Security." The First Mortgage Notes (together with any additional First Mortgage Notes issued under the Indenture relating thereto) will rank pari passu in right of payment with any existing and future senior indebtedness of the Company, including obligations of the Company arising in connection with the New Credit Facility (as defined herein) and will rank senior in right of payment to all existing and future subordinated indebtedness of the Company. The First Mortgage Notes are guaranteed (the "Subsidiary Guarantees"), jointly and severally, by the Company's Recourse Subsidiaries (as defined herein) (the "Subsidiary Guarantors"). As of March 31, 1998, after giving pro forma effect to the original sale on May 22, 1998 by the Company of $110 million aggregate principal amount of First Mortgage Notes (the "Original Offering") and the subsequent sale on July 8, 1998 by the Company of an additional $10 million aggregate principal amount of First Mortgage Notes (the "Subsequent Offering" and, together with the Original Offering, the "Original Offerings") and the New Credit Facility, and the application of the proceeds therefrom, the Company would have had approximately $120 million of senior indebtedness outstanding. The Company and its subsidiaries are permitted to incur additional secured and unsecured indebtedness under the Indenture (as defined herein) governing the First Mortgage Notes (including indebtedness under the New Credit Facility).

The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Exchange and Registration Rights Agreements dated as of May 22, 1998 and July 8, 1998, respectively (collectively, the "Exchange and Registration Rights Agreement"), each among the Company, Chase Securities Inc., BT Alex. Brown Incorporated and PaineWebber Incorporated (the "Initial Purchasers"), with respect to the Exchange Offer. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission" or "SEC"), as set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old First Mortgage Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes.

Each holder will be required to acknowledge in the Letter of Transmittal that it is not, and does not intend to engage in, a distribution of the Exchange Notes. Notwithstanding the foregoing, Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old First Mortgage Notes where such Old First Mortgage Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that for a period of the lesser of 180 days following the consummation of the Exchange Offer or the date on which all such broker-dealers have sold all Exchange Notes held by them, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." Based on the above-mentioned interpretations by the staff of the Commission, the Company believes that broker-dealers who acquired the Old First Mortgage Notes directly from the Company and not as a result of market-making activities or other trading activities cannot rely on such interpretations by the staff of the Commission and must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of the Exchange Notes. Such broker-dealers may not use this Prospectus, as it may be amended or supplemented from time to time, in connection with any resales of the Exchange Notes.

The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old First Mortgage Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined herein) for the Exchange Offer. In the event the company terminates the Exchange Offer and does not accept for exchange any Old First Mortgage Notes with respect to the Exchange Offer, the Company will promptly return such Old First Mortgage Notes to the holders thereof. See "The Exchange Offer."

Prior to the Exchange Offer, there has been no public market for the Old First Mortgage Notes. The Old First Mortgage Notes have been designated for trading in the Private Offering, Resales and Trading through Automated Linkages ("PORTAL") Market. There can be no assurance that any public market for the Exchange Notes will develop; however, if a market for the Exchange Notes should develop, such Exchange Notes could trade at a discount from their principal amount.

The Exchange Offer is not conditioned upon any minimum principal amount of Old First Mortgage Notes being tendered for exchange pursuant to the Exchange Offer.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy statements and other documents with the Commission. All documents filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains information regarding registrants, such as the Company, that file electronically with the Commission. The Company's Class A Common Stock is traded on the American Stock Exchange and its reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881.

                  NOTICE REGARDING FORWARD-LOOKING STATEMENTS

  Certain of the matters discussed under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus may constitute "forward-looking" statements, and as such may involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from the anticipated future results expressed or implied by such forward-looking statements. Such forward-looking statements may include, without limitation, statements with respect to the Company's anticipated future performance, financial position and liquidity, growth opportunities, business and competitive outlook, demand for products, business strategies, and other similar statements of expectations or objectives that are highlighted by words such as "expects," "anticipates," "intends," "plans," "believes," "projects," "seeks," "estimates," "should " and "may," and variations thereof and similar expressions. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following:
(i) changes in the price of supplies, power, natural gas, or purchased billets; (ii) changes in the selling price of the Company's finished products or the purchase price of steel scrap; (iii) weather conditions in the market area of the finished product distribution; (iv) unplanned equipment outages; and (v) changes in the laws affecting labor, employee benefit costs and environmental and other governmental regulations. See "Risk Factors" and "Business." Due to these uncertainties, each prospective investor is cautioned not to place undue reliance upon the Company's forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise any of its forward-looking statements.


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

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, contained elsewhere herein. See "Glossary" for the definition of certain terms used in this Prospectus. Unless the context requires otherwise, all references to the Company or Bayou Steel in this Prospectus shall include Bayou Steel Corporation and its subsidiaries.

                                  THE COMPANY

GENERAL

  Bayou Steel is a leading producer of light structural shapes and merchant bar steel products. Bayou Steel owns and operates a steel minimill and a stocking warehouse located on the Mississippi River in LaPlace, Louisiana (the "Louisiana Facility"), three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill in Harriman, Tennessee (the "Tennessee Facility"). The Company produces light structural steel products ranging in size from three to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to four inches at the Tennessee Facility. The Company estimates that it currently has aggregate annual steel melting capacity of approximately 610,000 tons and finished product rolling capacity aggregating approximately 800,000 tons, with approximately 550,000 tons at the Louisiana Facility and approximately 250,000 tons at the Tennessee Facility, depending on the product mix. The Company has been increasing its production at the Tennessee Facility, and for the twelve months ended March 31, 1998, the Company shipped 697,943 tons of steel products, generating net sales of $251.8 million and Adjusted EBITDA (as defined) of $32.0 million.

  The Louisiana Facility, which was constructed in 1981 at a cost of $243 million, is a minimill consisting of an electric arc furnace, a rolling mill, climate controlled warehouse facilities, and a deep-water dock on the Mississippi River. A "minimill" is a relatively low-cost steel production facility which uses steel scrap rather than iron ore as its basic raw material. In general, minimills recycle scrap using electric arc furnaces, continuous casters, and rolling mills. The Louisiana Facility's minimill includes a Krupp computer-controlled, electric arc furnace utilizing water-cooled sidewalls and roof, two Voest-Alpine four-strand continuous casters, a computer supervised Italimpianti reheat furnace, and a 15-stand Danieli rolling mill.

  The Tennessee Facility was acquired and re-started by the Company in July 1995 following the purchase by the Company of substantially all of the assets of the Tennessee Valley Steel Company ("TVSC"). The rolling mill at the Tennessee Facility includes a computer supervised reheat furnace, a 16-stand rolling mill and automated straightening, continuous cut-to-length, stacking and bundling equipment. Since the acquisition, the Company has retrained the workforce, improved the profitability of the product mix, enhanced operational efficiencies and increased capacity utilization. The Tennessee Facility has been profitable since July 1997, and the Company expects continued operational improvements should result in higher capacity utilization, lower costs per ton and additional sales volume.

  The Company purchases most of its scrap in the open market from a large number of steel scrap dealers, although the Company also operates an automobile shredder to produce some of the scrap used in its operations. At the Louisiana Facility, the Company uses steel scrap to produce finished steel in a variety of shapes, including angles, flats, channels, standard beams, and wide flange beams. At the Tennessee Facility, the Company rolls billets to produce merchant bar products,

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

including angles, flats, rounds, and squares, and also has the capability to produce rebar. The merchant bar product mix of the Tennessee Facility extends and complements the Company's Louisiana Facility product line. The Company's products are used for a wide range of commercial and industrial applications.

  The location of the Company's production and distribution facilities allows the Company to serve customers across a wide geographic area, including its primary markets in the Southeast, the lower Midwest, the Northeast, the Mid-Atlantic and the Appalachian states. The Company also sells to customers in the West Coast region, Canada, Mexico and other overseas locations. The Company sells its products to over 550 customers, the majority of which are steel service centers, in 44 states, Canada, Mexico, and overseas.

COMPETITIVE STRENGTHS

  Advantageous Geographic Locations. The Company's production and distribution facilities are positioned to provide the Company with access to a broad geographic customer base and are strategically located to reduce transportation costs for raw materials and finished products. The Louisiana Facility, which includes a deep-water dock, is strategically located on the Mississippi River, which reduces the Company's transportation costs and enhances its competitive position. Both scrap and finished products may be shipped to and from the Louisiana Facility by barge, normally the least costly method of transportation in the steel industry. The Company also believes that the location of the Louisiana Facility on the Mississippi River and its network of three inland waterway inventory stocking warehouses in Chicago, Tulsa and Pittsburgh enable it to access remote markets for its products on a cost-effective basis. The Louisiana Facility's deep-water dock also provides the Company with low-cost alternative sources of scrap from the Caribbean and elsewhere, partially protecting the Company from domestic scrap price increases.

  Strong Market Position. The Company believes that it is currently the second largest producer of structural steel products, excluding flats and wide flange beams, in the United States and estimates that it supplied approximately 16% of shipments of such products in the United States in 1997. In the Company's primary geographic markets, the Company has an even larger market share as producers of light structural products tend to serve customers located near their facilities. The Company believes that its strong market position and extensive distribution network provide it with competitive market intelligence and other advantages from scale and vertical integration relative to smaller competitors.

  Improving Operating Performance. Through efficiency and productivity improvement efforts and targeted capital expenditures, the Company has generated significant gains in its performance at its production facilities over the past several years. In the first six months of fiscal 1998, the Company achieved record productivity levels at the Louisiana and Tennessee Facilities following record years in terms of shipments of finished products from both facilities in fiscal 1997. The Louisiana Facility and Tennessee Facility shipped 529,707 and 133,968 tons of rolled finished products in fiscal 1997, respectively, and 288,138 and 74,568 tons of rolled finished products in the first six months of fiscal 1998, respectively, as opposed to rolled finished product shipments of 504,944 and 75,125 tons, respectively, in fiscal 1996. Productivity has improved at the Louisiana Facility rolling mill such that the Company had no internally produced billets available for external sales in the first six months of fiscal 1998, despite record production levels in the melt shop. Since its acquisition of the Tennessee Facility in fiscal 1995, the Company has invested approximately $7.7 million in projects to improve the facility's productivity and efficiency, which are beginning to generate benefits. In fiscal 1997, the Tennessee Facility realized a 4% improvement in its yield of shapes rolled from billets over fiscal 1996, creating savings of $6 per ton. The Tennessee Facility also realized a 51% increase in finished product tons produced, a 15% reduction in conversion cost and a 49% increase in productivity in

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

fiscal 1997 over fiscal 1996 levels. Such improvements continued in the first six months of 1998 as the Tennessee Facility realized a $3 per ton conversion cost improvement over the corresponding fiscal 1997 period.

  Broad Product Offering. The Company's broad product range of light structural steel products makes the Company an attractive supplier for steel service centers, which prefer a supplier that offers a full range of products. These products are used in a variety of applications and industries, including commercial, infrastructure and home construction, and truck, trailer and ship manufacturing and construction. The Company believes that the breadth of its products and markets mitigates the impact of adverse conditions in any one of the Company's markets on its overall performance.

  Advantageous Labor Arrangements. The Company believes that the labor agreements it recently entered into with its Louisiana and Tennessee workforces advantageously position the Company for future cost savings and efficiency enhancing opportunities. After a lengthy labor disruption at the Louisiana Facility was settled in late 1996, the Company entered into a six-year labor contract with the Louisiana workforce that provides for no compulsory wage increases other than through the Company's productivity incentive and profit-sharing plans. In 1997, the Company entered into a similar seven and one-half year labor contract with its Tennessee workforce. The Company believes that these incentive programs have contributed to the record productivity levels achieved by the Company in the first six months of fiscal 1998. As part of its strategic employee development efforts, the Company is committed to developing a high performance work culture through extensive training, a "pay-for-performance" culture, and individual development efforts incentivized through a "pay-for-knowledge" program. The Company believes that the workforce, through this program, will have an impact in achieving operational and productivity improvements.

  Experienced and Committed Management Team. Senior management of the Company average over 12 years with the Company and 17 years in the steel industry. Management has demonstrated its ability to successfully manage and incentivize its labor force, achieve improvements in operating results in challenging market conditions and integrate acquired operations.

BUSINESS STRATEGY

  The Company's objective is to continue to improve operating efficiencies and reduce costs through improved production processes, higher capacity utilization, and targeted capital investments. The Company will also consider strategic acquisitions, such as the acquisition of the Tennessee Facility, which complement or expand the Company's current operations or add finished goods or raw material capacity.

  Continue Operating Efficiency and Productivity Improvements. The Company intends to continue to improve operating results through increases in productivity and capacity utilization, reduced costs, and increased sales of high margin shape products. Through such efforts the Louisiana Facility lowered its labor cost by $15 per ton from 1992 through 1997, despite a $3 per ton increase in 1997 attributable to costs incurred from the return of previously striking employees. The Company believes that conversion cost per ton will be reduced further through capital investments and production incentives under its new labor contract. Additionally, the Company believes that at a minimal capital cost, it can expand its rolling capacity at the Louisiana Facility to approximately 600,000 tons per year. At the Tennessee Facility, the Company will continue to expand its merchant bar production. In fiscal 1997, the Tennessee Facility, which has an estimated annual rolling capacity of 250,000 tons, produced 144,609 tons of merchant bar products, a 51% increase over the prior year, and its production is expected to reach over 170,000 tons in fiscal 1998. The Company expects to commit approximately $4.0 million on various capital projects at the Tennessee Facility in fiscal 1998 to continue to reduce costs and improve productivity. The Company will continue to review capital spending opportunities that will benefit production while reducing costs and expanding product mix in its customer markets.

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


  Balance Melting and Rolling Capacity. The Company has approximately 610,000 tons of annual melting capacity compared to approximately 800,000 tons of annual rolling capacity, and as a result, must meet a portion of its steel billet requirements through purchases in the open market. The Company plans to increase the proportion of lower cost, internally produced billets supplied to its rolling operations through increased melt capacity at its Louisiana Facility. The Company is in the process of installing a ladle metallurgy furnace ("LMF") at the Louisiana Facility that is expected to increase melt shop capacity to approximately 650,000 tons at a capital cost of approximately $3.2 million. The LMF station is expected to allow better sequencing of melts by balancing the melting furnace operation with the continuous caster operation, which the Company believes will generate approximately $500,000 to $1.0 million in annual cost savings by enabling the melt furnace to run at an optimal rate. Management is also developing plans to implement a major melt shop upgrade which is expected to be completed in approximately two and one half years and would expand melt shop capacity to approximately 850,000 tons per year. The furnace upgrade would increase the size of the furnace to accept a larger scrap bucket, reducing the number of buckets per charge, and would replace the existing 60 MVA transformer with an ultra-high-powered 80 MVA transformer. The furnace upgrade is expected to generate cost savings of approximately $7.0 to $8.0 million per year. Upon the completion of these capital projects, the Company expects the Louisiana melt shop to have the capacity to supply the rolling mills at the Louisiana Facility and the Tennessee Facility with all of their billet requirements. In 1997, the melt shop at the Louisiana Facility supplied the rolling mill at the Tennessee Facility with only 17% of its billet requirements.

  Improve Scrap Sourcing. The Company continually seeks to increase its control over and reduce the cost of its scrap supply. In late 1995, in order to reduce its reliance on third parties for prepared scrap metal, the Company installed an automobile shredder on a site adjacent to the Louisiana Facility. During 1997, the automobile shredder supplied the Company with 12% of its total scrap requirements and all of its shredded scrap requirements at significantly reduced costs. Since its commencement of operations, the automobile shredder has continued to improve its efficiency and reduce costs, lowering the Company's cost to produce shredded scrap by 5% for the first six months of fiscal 1998 over the same period in fiscal 1997. The automobile shredder currently operates on one shift at a production run-rate of 100,000 tons of shredded scrap per year, and the Company intends to eventually increase its output. To supplement its shredded scrap activities, the Company has recently initiated the processing of other grades of scrap, including demolition scrap (scrap from tanks, barges and railcars), to further reduce its scrap costs. Additionally, the Company has procured approximately 25% of its scrap at prices lower than those offered by large scrap dealers by sourcing a portion of its scrap through smaller local dealers. The Company plans to expand the scope of these activities and seek opportunities to improve its scrap supply position in the future.

  Pursue Strategic Acquisitions. The Company may, from time to time, seek strategic acquisitions, such as the acquisition of the Tennessee Facility in 1995. Attractive candidates include steel producers and recycling operators which provide the opportunity to accelerate growth while complementing or expanding the Company's current operations.

  Realize Tax Benefits of Net Operating Loss Carryforwards. The Company will seek to maximize and accelerate its utilization of net operating loss carryforwards to offset taxable earnings achieved through efficiency improvements, cost savings and acquisitions. As of September 30, 1997, the Company had approximately $280 million of net operating loss carryforwards which could be used to offset taxable earnings of the Company, including the earnings of acquired entities.

                                ----------------

  The Company is a Delaware corporation headquartered in LaPlace, Louisiana. The Company's principal office is located at 138 Highway 3217, LaPlace, Louisiana 70068, telephone number (504) 652-4900.

                   THE ORIGINAL OFFERINGS AND USE OF PROCEEDS

  On May 22, 1998, $110 million aggregate principal amount of the Old First Mortgage Notes and on July 8, 1998 an additional $10 million aggregate principal amount of the Old First Mortgage Notes were sold by the Company to the Initial Purchasers and, in each case, were thereupon offered and sold by the Initial Purchasers within the United States only to persons whom they reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States only in offshore transactions in reliance on Regulation S under the Securities Act. The Company has applied or intends to apply substantially all of the net proceeds from the Original Offering (i) to redeem the Company's 10 1/4% First Mortgage Notes due 2001 (the "Notes due 2001"); (ii) to redeem the Company's redeemable preferred stock, par value $0.01 per share (the "Preferred Stock"); and (iii) to repay outstanding indebtedness under the Company's term loan agreement (the "Term Loan"). The remaining proceeds from the Original Offering and the proceeds from the Subsequent Offering will be used for general corporate purposes, including ongoing capital expenditures. The Company will not receive any cash proceeds from the Exchange Offer.

                               THE EXCHANGE OFFER

Securities Offered..........  Up to $120,000,000 aggregate principal amount of registered 9 1/2% First Mortgage Notes due 2008. The terms of the Exchange Notes and Old First Mortgage Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old First Mortgage Notes.

The Exchange Offer..........  The Exchange Notes are being offered in exchange for a like principal amount of Old First Mortgage Notes. Old First Mortgage Notes may be exchanged only in integral multiples of $1,000. The issuance of the Exchange Notes is intended to satisfy obligations of the Company contained in the Exchange and Registration Rights Agreement.

Expiration Date.............  The Exchange Offer will expire at 5:00 p.m., New
                              York City time, on September 15, 1998, or such later date and time to which it is extended by the Company in its sole discretion. See "The Exchange Offer--Expiration Date; Extensions; Termination; Amendments."

Conditions to the Exchange
Offer.......................  The Company's obligation to consummate the
                              Exchange Offer is subject to certain customary conditions. See "The Exchange Offer--Conditions to the Exchange Offer." The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition.

Withdrawal Rights...........  Tenders may be withdrawn at any time prior to the
                              Expiration Date. Any Old First Mortgage Notes not accepted for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer--Withdrawal Rights."

Procedures for Tendering
Old Notes...................  Each holder of Old First Mortgage Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Old First Mortgage Notes and any other required documentation, to the Exchange Agent (as hereinafter defined) at the address set forth herein. Persons holding Old First Mortgage Notes through a book-entry transfer facility and wishing to accept the Exchange Offer must do so in accordance with such book-entry transfer facility's procedures for transfer. See "The Exchange Offer--Exchange Offer Procedures."

Guaranteed Delivery
Procedures..................  Holders of Old First Mortgage Notes who wish to tender their Old First Mortgage Notes and whose Old First Mortgage Notes are not immediately available or who cannot deliver their Old First Mortgage Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedures for book-entry transfer on a timely basis, must tender their Old First Mortgage Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Exchange Offer Procedures--Guaranteed Delivery Procedures."

Use of Proceeds.............  The Company will not receive any cash proceeds from the issuance of Exchange Notes pursuant to the Exchange Offer.

Exchange Agent..............  First National Bank of Commerce is serving as the
                              Exchange Agent in connection with the Exchange Offer.

United States Federal
 Income Tax Consequences....  The exchange of Old First Mortgage Notes pursuant to the Exchange Offer will not be a taxable event for United States federal income tax purposes. See "The Exchange Offer--United States Federal Income Tax Consequences of the Exchange Offer."

Effect on Holders of Old
 First Mortgage Notes ......  As a result of the making of this Exchange Offer, and upon acceptance for exchange of all validly tendered Old First Mortgage Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the Exchange and Registration Rights Agreement and, accordingly, the holders of the Old First Mortgage Notes will have no further registration or other rights under the Exchange and Registration Rights Agreement, except under certain limited circumstances. See "Exchange and Registration Rights Agreement." Holders of the Old First Mortgage Notes who do not tender their Old First Mortgage

                              Notes in the Exchange Offer will continue to hold such Old First Mortgage Notes and will be entitled to all rights and limitations thereto under the Indenture. All untendered, and tendered but unaccepted, Old First Mortgage Notes will continue to be subject to the restrictions on transfer provided for in such Old First Mortgage Notes and the Indenture. To the extent Old First Mortgage Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old First Mortgage Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

                       TERMS OF THE FIRST MORTGAGE NOTES

Issuer......................  Bayou Steel Corporation

Interest....................  The First Mortgage Notes will bear interest at a rate of 9 1/2% per annum. Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Old First Mortgage Notes surrendered in exchange therefor or, if no interest has been paid on the Old First Mortgage Notes, from May 22, 1998. Interest on the Exchange Notes will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 1998.

Maturity Date...............  May 15, 2008.

Optional Redemption.........  Except as described below, the Company may not redeem the First Mortgage Notes prior to May 15, 2003. On and after such date, the Company may, at its option, redeem the First Mortgage Notes, in whole or in part, from time to time, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 15, 2001, the Company may, at its option, from time to time, redeem up to 35% of the original aggregate principal amount of the First Mortgage Notes at a redemption price equal to 109.500% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption with all or a portion of the net proceeds of public sales of Common Stock of the Company; provided, that at least 65% of the original aggregate principal amount of the First Mortgage Notes remains outstanding immediately after the occurrence of such redemption. In addition, under certain circumstances, the Company may redeem the First Mortgage Notes upon the occurrence of a Change of Control. See "--Change of Control."

Ranking.....................  The First Mortgage Notes will be senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on certain existing and future real property, plant and equipment (including certain operating equipment classified as inventory), and all additions or improvements thereto and all proceeds and products thereof. The principal asset comprising the Collateral (as defined herein) is the Louisiana Facility. Under certain circumstances the Company may issue additional First Mortgage Notes under the Indenture, all of which will be secured by the Collateral. See "Description of the First Mortgage Notes-- Security." The First Mortgage Notes will rank pari passu in right of payment with any existing and future senior indebtedness of the Company, including obligations of the Company arising in connection with the New Credit Facility and will rank senior in right of payment to all existing and future subordinated indebtedness of the Company. As of March 31, 1998, after giving pro forma effect to the Original Offerings and the New Credit Facility, and the application of the proceeds therefrom, the Company would have had approximately $120 million of senior indebtedness outstanding. The Company and its subsidiaries are permitted to incur additional secured and unsecured indebtedness under the indenture governing the First Mortgage Notes (including additional First Mortgage Notes and indebtedness under the New Credit Facility).

Subsidiary Guarantors.......  The First Mortgage Notes are guaranteed, jointly and severally, by each of the Subsidiary
                              Guarantors. See "Description of the First
                              Mortgage Notes--Security."

Change of Control...........  Upon a Change of Control, the Company will be required to make an offer to purchase all of the outstanding First Mortgage Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, at any time on or prior to May 15, 2003, the Company may, at its option, redeem the First Mortgage Notes, in whole but not in part, upon the occurrence of a Change of Control at a redemption price equal to 100% of the principal amount thereof, together with the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption.

Certain Covenants...........  The Indenture contains certain restrictive covenants that, among other things, limits the ability of the Company to incur additional indebtedness; create liens; make certain restricted payments; engage in certain transactions with affiliates; engage in sale and leaseback transactions; dispose of assets; issue preferred stock of its subsidiaries; transfer assets to its subsidiaries; enter into agreements that restrict the ability of its subsidiaries to make dividends and distributions; engage in mergers, consolidations and transfer of substantially all of the Company's assets; make certain investments, loans and advances; and create non-recourse subsidiaries.

Asset Sale Proceeds.........  Subject to certain exceptions, the net cash proceeds of sales or other dispositions of Collateral by the Company will become subject to the lien of the Indenture and the Security Documents. In the event the net cash proceeds of asset sales not otherwise retained by the Company or applied as permitted under the Indenture equal or exceed $5 million, the Company may elect, within six months of such date, to either apply such net cash proceeds to the acquisition of assets that, upon purchase, shall become subject to the lien of the Security Documents if the net cash proceeds represent Collateral Proceeds, to make offers to purchase a portion (calculated as set forth herein) of the First Mortgage Notes at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of repurchase or, in the case of net cash proceeds that do not represent Collateral Proceeds, to repay other senior indebtedness.

Registration Rights.........  Holders of Exchange Notes will not be entitled to any registration rights with respect to the Exchange Notes. Pursuant to the Exchange and Registration Rights Agreement, the Company agreed to file, at its cost, the registration statement of which this Prospectus is a part with respect to the Exchange Offer (the "Exchange Offer Registration Statement"). See "Exchange and Registration Rights Agreement."


                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by holders of Old First Mortgage Notes prior to tendering their Old First Mortgage Notes in the Exchange Offer.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The summary consolidated financial data presented below for each of the years in the three-year period ended September 30, 1997 have been derived from and should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The summary consolidated financial data presented below for each of the years in the two-year period ended September 30, 1994 have been derived from the audited consolidated financial statements of the Company and the notes thereto not included elsewhere in this Prospectus. The summary consolidated financial data presented below as of March 31, 1998 and for the six month periods ended March 31, 1997 and 1998 have been derived from and should be read in conjunction with the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The summary consolidated financial data presented below for the twelve months ended March 31, 1998 have been derived from the audited and unaudited consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial condition and results of operations for those periods. Operating results for the six months ended March 31, 1997 and 1998 and for the twelve months ended March 31, 1998 are not necessarily indicative of the results that may be expected for any future date or period. The unaudited pro forma financial data presented below has been prepared to give effect to the Original Offerings and the use of proceeds therefrom as though such transactions had occurred as of March 31, 1998 for purposes of balance sheet data and as of October 1, 1996 for purposes of the operating data for the year ended September 30, 1997 and the six month and twelve month periods ended March 31, 1998. The unaudited pro forma financial data does not purport to represent what the Company's financial position or results of operations would have been had such transactions in fact occurred on the assumed dates or to project the Company's financial position or results of operations for any future date or period. The information in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information," the consolidated financial statements of the Company and notes thereto and other financial information pertaining to the Company included elsewhere in this Prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                  TWELVE
                                                                                                  MONTHS
                                                                            SIX MONTHS ENDED    ENDED MARCH
                                                                                MARCH 31,           31,
                                   YEARS ENDED SEPTEMBER 30,                   (UNAUDITED)      (UNAUDITED)
                          ------------------------------------------------  ------------------  -----------
                            1993      1994      1995      1996      1997      1997      1998       1998
                          --------  --------  --------  --------  --------  --------  --------  -----------
                                   (IN THOUSANDS, EXCEPT EMPLOYEES, TONS AND PER TON DATA)
Statement of Operations
 Data:
 Net sales..............  $136,008  $160,823  $185,772  $204,426  $232,161  $112,518  $132,183   $251,826
 Gross profit...........     7,975    16,509    23,614    15,973    22,231     7,965    16,567     30,833
 Operating income.......       827    11,588    17,302     7,932    12,597     3,417    13,334     22,514
 Interest expense.......    (8,261)    (7670)   (7,821)   (8,635)   (8,962)   (4,517)   (4,133)    (8,578)
 Interest income........       193       280       543       147        12         3       179        188
 Income (loss) before
  extraordinary items...    (6,739)    4,361    10,337       315     3,784    (1,000)    9,319     14,103
 Net income (loss)(1)...    (6,154)   (1,107)   10,337       315     3,784    (1,000)    9,319     14,103
Other Data:
 EBITDA(2)..............  $  6,138  $ 17,306  $ 24,317  $ 16,209  $ 19,755  $  6,941  $ 16,978   $ 29,792
 Adjusted EBITDA(3).....     9,300    18,302    25,317    17,977    23,078     8,188    17,095     31,985
 Capital expenditures...     3,184     2,761    12,470     4,990     5,998     2,081     2,387      6,304
 Depreciation and
  amortization..........     4,616     5,275     6,041     7,259     6,959     3,424     3,328      6,863
 Finished product tons
  shipped...............   403,274   446,572   503,297   580,069   663,675   328,679   362,706    697,702
 Billet tons shipped....    59,604    35,503    11,072    15,638       241        --        --        241
                          --------  --------  --------  --------  --------  --------  --------   --------
  Total tons shipped....   462,878   482,075   514,369   595,707   663,916   328,679   362,706    697,943
 Average shape selling
  price per ton.........  $    300  $    337  $    360  $    340  $    345  $    337  $    359   $    361
 Average billet selling
  price per ton.........       209       224       235       233       260        --        --        260
 Employees at end of
  period................       395       428       545       550       563       580       583        583
Pro Forma Financial
 Data:
 Pro forma net interest
  expense(4)(5)(6)......        --        --        --        --    11,949        --     5,601     11,580
 Ratio of Adjusted
  EBITDA to pro forma
  net interest
  expense(3)(5)(6)......        --        --        --        --        --        --        --        2.8x
 Ratio of pro forma
  total debt to Adjusted
  EBITDA(3)(5)(6).......        --        --        --        --        --        --        --        3.7x

                                                               AS OF MARCH 31,
                                                                     1998
                                                                 (UNAUDITED)
                                                              ------------------
                                                               ACTUAL  PRO FORMA
                                                              -------- ---------
Balance Sheet Data:
 Working capital............................................  $ 78,820 $ 96,715
 Total assets...............................................   206,557  222,517
 Long-term debt (including current portion).................    82,010  118,868
 Preferred Stock............................................    13,301       --
 Common stockholders' equity................................    79,526   71,929

-------
(1) In fiscal 1995, 1996, and 1997 income (loss) applicable to common shares after dividends accrued and accretion on Preferred Stock was $9.6, ($2.3), and $1.2 million, respectively. For the six month periods ended March 31, 1997 and 1998 the income (loss) applicable to common shares after dividends accrued and accretion on Preferred Stock was ($2.3) and $8.0 million, respectively. For the twelve months ended March 31, 1998, income applicable to common shares after dividends accrued and accretion on Preferred Stock was $11.5 million.

(2) EBITDA is defined as net income before extraordinary items plus interest expense, income taxes, depreciation and amortization. This is the same definition for EBITDA that is contained in the Indenture. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements.
(3) Adjusted EBITDA represents EBITDA as adjusted to exclude non-production strike and corporate campaign expenses as follows:

                                                                                    TWELVE
                                                                    FOR THE SIX     MONTHS
                                                                    MONTHS ENDED  ENDED MARCH
                                                                     MARCH 31,        31,
                                FOR YEARS ENDED SEPTEMBER 30,       (UNAUDITED)   (UNAUDITED)
                            -------------------------------------- -------------- -----------
                             1993   1994    1995    1996    1997    1997   1998      1998
                            ------ ------- ------- ------- ------- ------ ------- -----------
   EBITDA.................. $6,138 $17,306 $24,317 $16,209 $19,755 $6,941 $16,978   $29,792
   Non-Production Strike
    And Corporate Campaign
    Expenses...............  3,162     996   1,000   1,768   3,323  1,247     117     2,193
                            ------ ------- ------- ------- ------- ------ -------   -------
   Adjusted EBITDA......... $9,300 $18,302 $25,317 $17,977 $23,078 $8,188 $17,095   $31,985
                            ====== ======= ======= ======= ======= ====== =======   =======

(4) Net interest expense is defined as interest expense less interest income.
(5) Gives effect to the Original Offerings and use of proceeds therefrom at an interest rate of 9.5%. See "Unaudited Pro Forma Financial Information."
(6) Pro forma net interest expense for the six months ended September 30, 1997 of approximately $6.0 million was used to calculate pro forma net interest expense for the last twelve months ended March 31, 1998.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before making a decision to tender Old First Mortgage Notes in the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Old First Mortgage Notes who do not exchange their Old First Mortgage Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old First Mortgage Notes as set forth in the legend thereon as a consequence of the issuance of the Old First Mortgage Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old First Mortgage Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old First Mortgage Notes under the Securities Act.

  Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old First Mortgage Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company does not intend to request the SEC to consider, and the SEC has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old First Mortgage Notes where such Old First Mortgage Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old First Mortgage Notes acquired directly from the Company). The Company has agreed that, for a period of the lesser of 180 days following the consummation of the Exchange Offer or the date on which all such broker-dealers have sold all Exchange Notes held by them, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  In addition, to comply with the securities laws of certain jurisdictions, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Exchange and Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such states as any holder of the Notes reasonably requests in writing.

COMPLIANCE WITH EXCHANGE OFFER PROCEDURES

  To participate in the Exchange Offer and avoid the restrictions on transfer of the Old First Mortgage Notes, holders of Old First Mortgage Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at one of the addresses set forth below under "The Exchange Offer--Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old First Mortgage Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer of such Old First Mortgage Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described herein, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described herein. See "The Exchange Offer."

LEVERAGE AND CERTAIN RESTRICTIONS

  As of March 31, 1998, after giving pro forma effect to the Original Offerings and the New Credit Facility, and the application of proceeds therefrom, the Company would have had approximately $120.0 million of senior indebtedness outstanding. After completion of the Original Offerings, and the application of proceeds therefrom, the Company will continue to be highly leveraged and will devote a substantial portion of its operating income to debt service. The indebtedness of the Company and the restrictive covenants and tests contained in its debt instruments, including its New Credit Facility and the Indenture relating to the First Mortgage Notes, could significantly limit the Company's operating and financial flexibility. These covenants and tests could also significantly impair the Company's ability to respond to competitive pressures or adverse economic consequences, by limiting its ability to obtain additional financing in the future for working capital, acquisitions or general corporate or other purposes.

  The availability of funds under the New Credit Facility will depend upon the Company's continued compliance with financial and other covenants imposed by the New Credit Facility. A Company default under the New Credit Facility could result in a termination of the New Credit Facility and accelerate any indebtedness outstanding thereunder. The New Credit Facility has a sliding scale rate obligation and, therefore, is subject to changes in prevailing interest rates.

  The First Mortgage Notes will rank pari passu in right of payment with any existing and future senior indebtedness of the Company, including obligations of the Company arising in connection with the New Credit Facility, and will rank senior in right of payment to all existing and future subordinated indebtedness of the Company. Borrowings under the New Credit Facility (or any successor facility) will be secured by a first priority lien on the inventory and accounts receivable of Bayou Steel. See "Description of New Credit Facility."

SECURITY FOR THE FIRST MORTGAGE NOTES

  The First Mortgage Notes are secured by a first priority lien, subject to certain exceptions, on certain existing and future real property, plant and equipment (including certain operating equipment classified as inventory), and certain additions or improvements thereto and all proceeds or products thereof (the "Collateral"). The principal asset comprising the Collateral is the Louisiana Facility. See "Description of the First Mortgage Notes--Security." The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the steel industry, the ability to sell the Collateral in an orderly sale, the condition of the national and local economies, the availability of buyers, and similar factors. There can be no assurance that the proceeds of any sale of the Collateral, in whole or in part, following an event of default under the Indenture would be sufficient to satisfy payments due on the First Mortgage Notes. As described under "Description of the First Mortgage Notes--Certain Covenants-- Restrictions on Asset Sales," the net cash proceeds of sales of Collateral above prescribed amounts and subject to certain exceptions are required to be deposited in an account to serve as Collateral prior to the making of an offer to purchase the First Mortgage Notes in an Asset Sale Offer (as defined herein) or the application of such net cash proceeds to a Permitted Related Acquisition (as defined herein). Property acquired in connection with a Permitted Related Acquisition will serve as Collateral unless such property serves as collateral under the New Credit Facility. See "Description of the First Mortgage Notes--Security," "--Possession, Use and Release of Collateral" and "Description of New Credit Facility."

  The Company has the ability to issue additional First Mortgage Notes subsequent to the issuance of the First Mortgage Notes offered in the Original Offerings. While all of any such additional First Mortgage Notes will be secured ratably by the Collateral, the proceeds from the sale of up to $20 million aggregate principal amount of any such additional First Mortgage Notes may be invested by the Company in properties or assets that will not become Collateral. In such event, the value of the Collateral as a percentage of the aggregate principal amount of outstanding First Mortgage Notes would decrease. In addition, in the event that the proceeds from the sale of any additional First Mortgage Notes are invested in properties or assets that become Collateral, there can be no assurance that there will be a proportionate increase in the value of the Collateral as a percentage of the aggregate principal amount of outstanding First Mortgage Notes. See "Description of the First Mortgage Notes--Principal, Maturity and Interest" and "--Security."

  Under the Indenture, amendments and modifications of, and waivers with respect to, the Indenture and the First Mortgage Notes relating to intercreditor agreements or similar arrangements to facilitate the financing, construction, or operation of new facilities at the Louisiana Facility can be made or given with the approval of not less than two-thirds of the aggregate principal amount of the outstanding First Mortgage Notes. See "Description of the First Mortgage Notes--Modification of the Indenture."

  The right of the Trustee under the Indenture (as the secured party under the various collateral documents) to foreclose upon and sell the Collateral upon an acceleration after an Event of Default is likely to be significantly impaired by applicable bankruptcy laws if a bankruptcy proceeding were to be commenced by or against the Company. Under applicable federal bankruptcy laws, secured creditors are prohibited from foreclosing upon collateral held by a debtor in a bankruptcy case, or from disposing of collateral repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and to use collateral, including cash collateral, even if the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The interpretation of the term "adequate protection" may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor's interest in collateral. Because the term "adequate protection" is subject to varying interpretation and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict (i) if payments under the First Mortgage Notes would be made following commencement of and during a bankruptcy case, (ii) whether or when the Trustee could foreclose upon or sell the Collateral or (iii) whether or to what extent holders of any First Mortgage Notes would be compensated for any delay in payment or loss of value of Collateral securing the First Mortgage Notes under the doctrine of "adequate protection." Furthermore, in the event a bankruptcy court were to determine that the value of the Collateral securing the First Mortgage Notes is not sufficient to repay all amounts due on the First Mortgage Notes, the holders of the First Mortgage Notes would become holders of "undersecured claims." Applicable federal bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorney's fees for "undersecured claims" during a debtor's bankruptcy case.

LIMITATIONS ON ABILITY TO PURCHASE THE FIRST MORTGAGE NOTES FOLLOWING A CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each holder of First Mortgage Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or any integral multiple thereof) of such holder's First Mortgage Notes at a repurchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. The Company expects that prepayment of the First Mortgage Notes following a Change of Control would constitute a default under the New Credit Facility. In the event that a Change of Control occurs, the Company would likely be required to refinance the indebtedness outstanding under the New Credit Facility and the First Mortgage Notes. There can be no assurance that the Company would be able to refinance such indebtedness or, if such refinancing were to occur, that such refinancing would be on terms favorable to the Company. See "Description of the First Mortgage Notes--Change of Control."

CYCLICAL INDUSTRY AND ECONOMIC CONDITIONS

  Demand for most of the Company's products is cyclical in nature and sensitive to general economic conditions. The steel industry is affected by economic conditions generally, and future economic downturns may adversely affect the Company. The merchant bar and light structural shape product market is influenced by trends primarily in the fabricated metal products, machinery, construction and transportation equipment industries.

COMPETITION

  The Company competes with a number of domestic minimills. The domestic minimill steel industry is characterized by vigorous competition with respect to price, quality and service. In addition, the domestic minimill steel industry has from time to time experienced excess production capacity, which reinforces competitive product pricing and results in continued pressures on industry profit margins. The high fixed costs of operating a steel minimill encourage minimill operators to maintain high levels of output, regardless of demand levels, which increases the downward pressures on selling prices. Technological advancements also affect competition in the domestic minimill steel industry by increasing the efficiency and productivity of their plants and labor force. Several domestic minimills which are competitors of the Company have financial resources substantially greater than those available to the Company.

  In recent years, foreign steel producers have not competed significantly with the Company in the domestic market for structural and merchant shape sales due to higher freight costs in the relatively low priced structural and merchant shape market. Foreign competition could increase, however, as a result of changes in currency exchange rates and increased steel subsidies by foreign governments, which could adversely affect the Company's operating results. See "Business--Competition."

FLUCTUATIONS IN RAW MATERIAL AND ENERGY COSTS

  The market for steel scrap, the principal raw material used in the Company's operations, is highly competitive and its price volatility is influenced by periodic shortages, freight costs, speculation by scrap brokers and other market conditions largely beyond the Company's control. Generally, increases in finished steel prices lag behind increases in steel scrap prices, and competition has sometimes restricted the ability of minimill producers to raise prices to recover higher raw material costs. Although the Company purchases steel scrap from a number of dealers in different markets and is not dependent on any single supplier, the Company's profitability would be adversely affected to the extent it is unable to pass on higher raw material costs to its customers. See "Business--Raw Materials."

  The Company's manufacturing process also consumes substantial volumes of electricity and natural gas. A significant increase in the Company's electricity costs or in the price of natural gas would adversely affect the Company's profitability to the extent it would not be able to pass such higher energy costs on to its customers. See "Business--Energy."

UNIONIZED LABOR FORCE

  The United Steelworkers of America (the "Union" or "USWA") represents approximately 70% of the Company's employees as of March 31, 1998. Approximately 320 employees at the Louisiana Facility, and approximately 95 employees at the Tennessee Facility, are covered under collective bargaining agreements with the USWA that expire in 2002 and 2004, respectively. Of these covered employees, approximately 90 employees at the Louisiana Facility, and approximately 50 employees at the Tennessee Facility, are dues-paying members of the USWA. There can be no assurance that any future collective bargaining agreements with any labor unions will contain terms comparable to the terms contained in the existing collective bargaining agreements. See "Business-- Employees."

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

  Like others in the industry, the Company's minimill is required to control the emission of dust from its electric arc furnaces that contains lead, cadmium, and chromium, which are considered hazardous. The Company is subject to various Federal, state and local laws and regulations, including, among others, the Clean Air Act, the 1990 amendments to the Clean Air Act (the "1990 Amendments"), the Resource Conservation and Recovery Act, the Clean Water Act and the Louisiana Environmental Quality Act, and the regulations promulgated in connection therewith, concerning the discharge of contaminants which may be emitted into the air and discharged into the waterways, and the disposal of solid and/or hazardous waste such as electric arc furnace dust (collectively, "Environmental Laws").

  In the event of a release or discharge of a hazardous substance to certain environmental media, the Company could be responsible for the costs of remediating the contamination caused by such a release or discharge. During fiscal 1997, the United States Public Interest Research Group ("USPIRG") filed a lawsuit in Louisiana against the Company for alleged violations of air quality regulations. USPIRG is asking the court to award it appropriate legal fees and to assess appropriate penalties against the Company. The Company believes it has meritorious defenses to these charges. See "Business-- Environmental Matters."

  The Company plans to close two storm-water retention ponds at the Louisiana Facility's minimill. The Company has conducted limited analysis of the effluents of these ponds, and although this analysis has indicated that there is a limited potential for contamination, the Company does not believe that future remediation costs, if any, will be material. The Louisiana Department of Environmental Quality ("LDEQ") has approved a sampling plan to analyze the contents of the pond sediments which could indicate a greater level of contaminants than suggested by the Company's limited testing. In such case, the costs of clean up could be higher than the Company now believes. Until such sampling is completed, however, it is impossible to estimate such costs. See "Business--Environmental Matters."

  The Resource Conservation and Recovery Act regulates the management of emission dust from electric arc furnaces. The Company currently collects the dust resulting from its melting operation through an emissions control system and disposes of it through an approved waste recycling firm. In fiscal 1990, a small quantity of dust containing very low concentrations of radioactive material inadvertently entered the scrap stream on one occasion. All of this dust was captured by the emissions control system and is being held pending a decision as to its appropriate disposal. The Company has estimated that the ultimate disposal costs of this dust will be approximately $500,000.

  TVSC, the prior owners of the Tennessee Facility, had entered into a Consent Agreement and Order (the "TVSC Consent Order") with the Tennessee Department of Environment and Conservation under its voluntary clean-up program. The Company, in acquiring the assets of TVSC, has entered into a Consent Agreement and Order (the "Bayou Steel Consent Order") with the Tennessee

Department of Environment and Conservation. The Bayou Steel Consent Order is supplemental to the previous TVSC Consent Order and does not affect the continuing validity of the TVSC Consent Order. The ultimate remedy and clean-up goals will be dictated by the results of human health and ecological risk assessment which are components of a required, structured investigative, remedial, and assessment process. The definitive asset purchase agreement between the Company and TVSC provided for $2.0 million of the purchase price to be held in escrow and applied to costs incurred by the Company for activities pursuant to the TVSC Consent Order (with an additional $1.0 million to be held for one year for such costs and other costs resulting from a breach of TVSC's representations and warranties in the agreement). As of March 31, 1998, investigative, remedial, and risk assessment activities have resulted in expenses of approximately $1.3 million. At this time, the Company does not expect the costs of resolution of the TVSC Consent Order to exceed funds provided by the escrow agreement. In July 1997, TVSC's former bank lenders and certain other parties filed an adversary proceeding against the Company in the United States Bankruptcy Court. The banks are contesting certain of the Company's reimbursement claims, aggregating approximately $1.1 million, in connection with remediation work performed by the Company, alleging that much of the remediation work was not performed prior to the first anniversary of the closing date of the acquisition and that the work performed exceeded the scope of the remediation work required under the TVSC Consent Order. If the banks are successful in their claims, the Company may incur costs for remediation work that will not be reimbursed from the escrow fund. Except for the foregoing consent orders, the Company believes that it is in material compliance with all Environmental Laws.

  Environmental Laws have been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken, but that have been found to affect the environment and to create rights of action for environmental conditions and activities. Under some federal legislation (sometimes referred to as "Superfund" legislation) a company that has sent waste to a third party disposal site could be held liable for the entire cost of remediating such site regardless of fault or the lawfulness of the original disposal activity and also for related damages to natural resources. As of March 31, 1998, the Company has not received any notice letters under Superfund legislation.

  The Company's future expenditures for installation of environmental control facilities are difficult to predict. Environmental legislation, regulations and related administrative policies are continuously modified. Environmental issues are also subject to differing interpretations by the regulated community, the regulating authorities and the courts. Consequently, it is difficult to forecast expenditures needed to comply with future regulations. Furthermore, there can be no assurance that material environmental liabilities will not be incurred by the Company in the future or that future compliance with Environmental Laws (whether those currently in effect or enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's competitive position, results of operations and financial condition. See "Business--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FRAUDULENT TRANSFER CONSIDERATIONS

  Under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if any Subsidiary Guarantor, at the time it incurred the Subsidiary Guarantee, (a) incurred such indebtedness with the intent to hinder, delay or defraud creditors, or (b)(i) received less than reasonably equivalent value or fair consideration and (ii)(A) was insolvent at the time of such incurrence, (B) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (C) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each such case, a court of competent jurisdiction could void, in whole or in part, the Subsidiary Guarantee issued by such Subsidiary Guarantor or, in the alternative, subordinate such Subsidiary Guarantee to existing and future indebtedness of the Subsidiary Guarantor. Among other things, a legal challenge of the Subsidiary Guarantee issued by any Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Subsidiary Guarantor as a result of the issuance by the Company of the First Mortgage Notes. To the extent a Subsidiary Guarantee was voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the First Mortgage Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of the Company and any Subsidiary Guarantor whose Subsidiary Guarantee was not voided or held unenforceable. In such event, the claims of the holders of the First Mortgage Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the First Mortgage Notes relating to any voided portion of a Subsidiary Guarantee.

  The measure of insolvency for purposes of the foregoing would likely vary depending upon the law applied in such case. Generally, however, a Subsidiary Guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair valuation, or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liabilities on its existing debts, including contingent liabilities, as such debts become absolute and matured. The Company believes that, for purposes of the United States Bankruptcy Code and state fraudulent transfer or conveyance laws, each Subsidiary Guarantee has been issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that each Subsidiary Guarantor received reasonably equivalent value or fair consideration therefor, and that after the issuance of the Subsidiary Guarantees and the application of the net proceeds therefrom, each Subsidiary Guarantor will be solvent, have sufficient capital for carrying on their businesses and will be able to pay their debts as they mature. However, there can be no assurance that a court passing on such issues would agree with the determination of the Company.

ABSENCE OF PUBLIC MARKET FOR THE EXCHANGE NOTES

  The Exchange Notes will be new securities for which there currently is no market. Although the Company has been advised by the Initial Purchasers that they currently intend to make a market in the Exchange Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the Exchange Offer or the effectiveness of a shelf registration statement in lieu thereof. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Old First Mortgage Notes currently are eligible for trading by qualified buyers in the PORTAL market.

  No assurance can be given as to the liquidity of any trading market that may develop for the Exchange Notes (or any Old First Mortgage Notes not exchanged), the ability of holders of the Exchange Notes to sell their Exchange Notes, or the price at which holders would be able to sell the Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities.

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Old First Mortgage Notes were originally issued and sold on May 22, 1998 and July 8, 1998 in transactions not registered under the Securities Act in reliance upon the exemptions provided by Section 4(2), Rule 144A and Regulation S of the Securities Act. In connection with the sale of the Old First Mortgage Notes, the Company agreed to use its best efforts to file with the Commission a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which another series of notes of the Company, the Exchange Notes, covered by such registration statement and containing substantially the same terms as the Old First Mortgage Notes, except as set forth in this Prospectus, would be offered in exchange for Old First Mortgage Notes tendered at the option of the holders thereof. In the event that either (i) the Company fails to file any of the registration statements required by the Exchange and Registration Rights Agreement on or prior to 60 days after the Issue Date, (ii) any of such registration statements is not declared effective within 150 days after the Issue Date, (iii) the Exchange Offer is not consummated on or prior to 180 days after the Issue Date, or (iv) the Shelf Registration Statement is filed and declared effective within 150 days after the Issue Date but shall thereafter cease to be effective (at any time that the Company is obligated to maintain the effectiveness thereof) without being succeeded within 45 days by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will be obligated to pay liquidated damages to each holder of Transfer Restricted Securities (as defined herein), during the period of one or more such Registration Defaults, in an amount equal to $0.192 per week per $1,000 principal amount of the First Mortgage Notes constituting Transfer Restricted Securities held by such holder until the applicable registration statement is filed, the Exchange Offer Registration Statement is declared effective and the Exchange Offer is consummated or the Shelf Registration Statement is declared effective or again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the First Mortgage Notes on semi-annual payment dates which correspond to interest payment dates for the First Mortgage Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

  Each broker-dealer that receives Exchange Notes for its own account in exchange for Old First Mortgage Notes, where such First Mortgage Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

  The sole purpose of the Exchange Offer is to fulfill the obligations of the Company with respect to the Exchange and Registration Rights Agreement.

TERMS OF THE EXCHANGE

  The Company hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of Old First Mortgage Notes. The terms of the Exchange Notes are identical in all respects to the terms of the Old First Mortgage Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof, and the holders of the Exchange Notes (as well as remaining holders of any Old First Mortgage Notes) will not be entitled to registration rights under the Exchange and Registration Rights Agreement. See "Exchange and Registration Rights Agreement." The Exchange Notes will evidence the same debt as the Old First Mortgage Notes and will be entitled to the benefits of the Indenture pursuant to which such Old First Mortgage Notes were issued. See "Description of the First Mortgage Notes."

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old First Mortgage Notes being tendered for exchange.

  Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old First Mortgage Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company does not intend to request the SEC to consider, and the SEC has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old First Mortgage Notes where such Old First Mortgage Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old First Mortgage Notes acquired directly from the Company). The Company has agreed that, for a period of the lesser of 180 days following the consummation of the Exchange Offer or the date on which all such broker-dealers have sold all Exchange Notes held by them, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Tendering holders of Old First Mortgage Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old First Mortgage Notes pursuant to the Exchange Offer.

  The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Old First Mortgage Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Old First Mortgage Notes accrued after the issuance of the Exchange Notes.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

  The Exchange Offer expires on the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York City time, on September 15, 1998, unless the Company in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Exchange Offer, as so extended by the Company, expires. The Company reserves the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to First National Bank of Commerce (the "Exchange Agent") and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old First Mortgage Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

  The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Old First Mortgage Notes for any reason, including if any of the events set forth below under "- Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Old First Mortgage Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Old First Mortgage Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Old First Mortgage Notes promptly following the Expiration Date.

  If the Company waives any material condition to the Exchange Offer, or amends the Exchange Offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Old First Mortgage Notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the Exchange Offer will be extended until the expiration of such period of five business days.

  This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Old First Mortgage Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Old First Mortgage Notes.

EXCHANGE OFFER PROCEDURES

  The tender of the Old First Mortgage Notes to the Company by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  General Procedures. A holder of an Old First Mortgage Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old First Mortgage Notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") pursuant to the procedure described below), to the Exchange Agent at its address set forth below under "--Exchange Agent" on or prior to the Expiration Date or (ii) complying with the guaranteed delivery procedures described below.

  If tendered Old First Mortgage Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Old First Mortgage Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Old First Mortgage Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm (an "Eligible Institution") that is a member of a recognized signature guarantee medallion program (an "Eligible Program") within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Old First Mortgage Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old First Mortgage Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

  Any beneficial owner whose Old First Mortgage Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old First Mortgage Notes should contact such holder promptly and instruct such holder to tender Old First Mortgage Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Old First Mortgage Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Old First Mortgage Notes, either make appropriate arrangements to register ownership of the Old First Mortgage Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

  Book-Entry Transfer. The Exchange Agent will establish the Exchange Offer with The Depository Trust Company (the "DTC" or "Book-Entry Transfer Facility") as eligible for the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") within two business days after receipt of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old First Mortgage Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer under ATOP. If delivery of the Old First Mortgage Notes is effected through book-entry transfer, Book Entry Confirmation and an Agent's Message is necessary to tender validly such Old First Mortgage Notes. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility and forming a part of the Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility described in such Agent's Message, stating the aggregate principal amount of the Old First Mortgage Notes that have been tendered by such participant pursuant to the Exchange Offer and that such participant has received this Prospectus and the Letter of Transmittal and agrees to be bound by their terms and that the Company may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF OLD FIRST MORTGAGE NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

  Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offer if the holder does not provide its taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

  Guaranteed Delivery Procedures. If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old First Mortgage Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at the address specified below under "--Exchange Agent" on or prior to the Expiration Date a letter or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old First Mortgage Notes are registered and, if possible, the certificate numbers of the Old First Mortgage Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter or facsimile transmission by the Eligible Institution, the Old First Mortgage Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old First Mortgage Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this Prospectus and the related Letter of Transmittal.

  A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old First Mortgage Notes (or a timely Book-Entry Confirmation) is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old First Mortgage Notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old First Mortgage Notes (or a timely Book-Entry Confirmation).

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old First Mortgage Notes will be determined by the Company, whose determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance of which, or exchange for which, may, in the opinion of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Old First Mortgage Notes will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification.

  Each broker-dealer that receives Exchange Notes for its own account in exchange for Old First Mortgage Notes, where such First Mortgage Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

  The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

  The party tendering Old First Mortgage Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old First Mortgage Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old First Mortgage Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, sell, assign and transfer the Old First Mortgage Notes, and that, when the same are accepted for exchange, the Company will acquire good, marketable and unencumbered title to the tendered Old First Mortgage Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The

Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old First Mortgage Notes. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

  By tendering Old First Mortgage Notes, the Transferor certifies that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns Old First Mortgage Notes acquired directly from the Company or an affiliate of the Company, that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes.

WITHDRAWAL RIGHTS

  Old First Mortgage Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

  For a withdrawal to be effective, a written or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth below under "--Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Old First Mortgage Notes to be withdrawn, the certificate numbers of Old First Mortgage Notes to be withdrawn, the aggregate principal amount of Old First Mortgage Notes to be withdrawn (which must be an authorized denomination), that such holder is withdrawing his election to have such Old First Mortgage Notes exchanged, and the name of the registered holder of such Old First Mortgage Notes, if different from that of the person who tendered such Old First Mortgage Notes. Additionally, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Old First Mortgage Notes tendered for the account of an Eligible Institution). The Exchange Agent will return the properly withdrawn Old First Mortgage Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company, in its sole discretion, and such determination will be final and binding on all parties.

  If Old First Mortgage Notes have been tendered pursuant to the procedures for book entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old First Mortgage Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written or facsimile transmission. Withdrawals of tenders of Old First Mortgage Notes may not be rescinded. Old First Mortgage Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described herein.

ACCEPTANCE OF OLD FIRST MORTGAGE NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE
NOTES

  Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Old First Mortgage Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made promptly following the Expiration Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Old First Mortgage Notes when, as and if the Company has given notice thereof to the Exchange Agent.

  The Exchange Agent will act as agent for the tendering holders of Old First Mortgage Notes for the purposes of receiving Exchange Notes from the Company and causing the Old First Mortgage

Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Old First Mortgage Notes will be made by the Exchange Agent promptly after acceptance of the tendered Old First Mortgage Notes. Old First Mortgage Notes not accepted for exchange by the Company will be returned without expense to the tendering holders (or in the case of Old First Mortgage Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the procedures of the Book-Entry Transfer Facility) promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Exchange Notes in respect of any properly tendered Old First Mortgage Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, (ii) assessing or seeking any damages as a result thereof, or (iii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old First Mortgage Notes pursuant to the Exchange Offer; (b) any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the sole judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (a)(i) or (ii) above or, in the sole judgment of the Company, might result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretations of the Commission referred to above under "--Terms of the Exchange Offer," or would otherwise make it inadvisable to proceed with the Exchange Offer; or (c) a material adverse change shall have occurred in the business, condition (financial or otherwise), operations, or prospects of the Company.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offer.

  Any determination by the Company concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

  In addition, the Company will not accept for exchange any Old First Mortgage Notes tendered and no Exchange Notes will be issued in exchange for any such Old First Mortgage Notes, if at such time any stop order shall be threatened or in effect with respect to (i) the Registration Statement of which this Prospectus constitutes a part or (ii) qualification under the Trust Indenture Act of 1939 (the "Trust Indenture Act") of the Indenture pursuant to which such Old First Mortgage Notes were issued.

EXCHANGE AGENT

  First National Bank of Commerce has been appointed as the Exchange Agent of the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      In New York:                 By Hand                By Registered or
                              Delivery/Overnight           Certified Mail:
                                  Delivery:

 First National Bank of     First National Bank of     First National Bank of
        Commerce                   Commerce                   Commerce
 c/o First Chicago Trust   Corporate Trust Services   Corporate Trust Services
         Company                  Department                 Department
   14 Wall Street, 8th       210 Baronne Street,           P.O. Box 60030
    Floor, Suite 4607           Basement Level         New Orleans, Louisiana
New York, New York 10002    New Orleans, Louisiana           70160-0030
                                    70112
                                                          Attn:  Teri Lucas
                              Attn:  Teri Lucas

                                Via Facsimile:
                                (504) 623-1095

                             Confirm by telephone:
                                (504) 623-7579

                             For Information Call:
                                (504) 623-1640

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONES SET FORTH HEREIN, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATIONS OF TENDERS; EXPENSES

  The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by the Company.

  No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old First Mortgage Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old First Mortgage Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

ACCOUNTING TREATMENT

  The Exchange Notes will be recorded at the same carrying value as the Old First Mortgage Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be capitalized for accounting purposes.

APPRAISAL RIGHTS

  HOLDERS OF OLD FIRST MORTGAGE NOTES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

  The Company believes that the following summary fairly describes the material United States federal income tax consequences expected to apply to the exchange of Old First Mortgage Notes for Exchange Notes and the ownership of Exchange Notes under currently applicable federal income tax law. The following summary of the material anticipated federal income tax consequences of the issuance of Exchange Notes and the Exchange Offer is based upon the provisions of the Internal Revenue Code of 1986, as amended, the final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The following summary is not binding on the Internal Revenue Service ("IRS") and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the IRS on any tax matters relating to the Exchange Notes or the Exchange Offer. This discussion is for general information only and does not purport to address all of the possible federal income tax consequences or any state, local or foreign tax consequences of the acquisition, ownership and disposition of the Old First Mortgage Notes, the Exchange Notes or the Exchange Offer. It is limited to investors who will hold the Old First Mortgage Notes and the Exchange Notes as capital assets and does not address the federal income tax consequences that may be relevant to particular investors in light of their unique circumstances or to certain types of investors (such as dealers in securities, insurance companies, financial institutions, foreign corporations, partnerships, trusts, nonresident individuals, and tax-exempt entities) who may be subject to special treatment under federal income tax laws. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION.

  The exchange of the Old First Mortgage Notes for the Exchange Notes pursuant to the Exchange Offer will not be treated as an exchange or other taxable event to holders for United States federal income tax purposes because the terms of the Exchange Notes are not materially different from the terms of the Old First Mortgage Notes. The Exchange Notes should be treated as a continuation of the Old First Mortgage Notes. Consequently, for United States federal income tax purposes, no gain or loss will be realized by a holder upon receipt of an Exchange Note; the holding period of the Exchange Note will include the holding period of the Old First Mortgage Note exchanged therefor, and the adjusted tax basis of the Exchange Note will be the same as the adjusted tax basis of the Old First Mortgage Note exchanged therefor immediately before the exchange.

  A holder of an Exchange Note will be required to report stated interest on the Exchange Note as interest income in accordance with the holder's method of accounting for tax purposes.

  The foregoing does not discuss special rules that may affect the treatment of holders that acquired the Old First Mortgage Notes other than at par. Any such holders should consult their tax advisors regarding the consequences of the Exchange Offer.

OTHER

  Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old First Mortgage Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  As a result of the making of, and upon acceptance for exchange of all validly tendered Old First Mortgage Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Old First Mortgage Notes and the Exchange and Registration Rights Agreement. Holders of the Old First Mortgage Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture pursuant to which such Old First Mortgage Notes were issued, except for any such rights under the Exchange and Registration Rights Agreement, which by its term terminates or ceases to have further effect as a result of the making of this Exchange Offer. See "Exchange and Registration Rights Agreement." All untendered Old First Mortgage Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Old First Mortgage Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old First Mortgage Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

  The Company may in the future seek to acquire untendered Old First Mortgage Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old First Mortgage Notes which are not tendered in the Exchange Offer.

                                USE OF PROCEEDS

  The Exchange Offer is intended to satisfy certain of the Company's obligations under the Exchange and Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. The proceeds from the Original Offerings were approximately $115.3 million after deducting the Initial Purchasers' discount and estimated expenses of the Original Offerings. The Company has applied or intends to apply the net proceeds of the Original Offering as follows: (i) $77.5 million to redeem, at a redemption price of 103.33%, the Notes due 2001 bearing interest at a fixed rate of 10.25%; (ii) $15.8 million to redeem, at a redemption price of 105.5%, the Preferred Stock paying mandatory quarterly dividends at a fixed rate of 14.5%; and (iii) $7.0 million to retire the Term Loan currently bearing interest at LIBOR plus 1.75% (or 7.5% at March 31,
1998). The remaining proceeds of the Original Offering and the proceeds of the Subsequent Offering will be used for general corporate purposes, including ongoing capital expenditures. Pending application of the proceeds as described above, the Company has invested the proceeds in short-term securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures" and "Business--Business Strategy."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1998 and as adjusted to reflect the Original Offerings, including the application of a portion of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                              MARCH 31, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Cash and temporary cash investments....................... $ 12,939  $ 27,834
                                                           ========  ========
Long-term debt (including current portion):
  New Credit Facility(1).................................. $     --  $     --
  Term Loan...............................................    7,000        --
  Notes due 2001..........................................   75,000        --
  First Mortgage Notes(2).................................       --   118,858
  Other notes payable.....................................       10        10
                                                           --------  --------
    Total long-term debt..................................   82,010   118,868
Preferred Stock...........................................   13,301        --
Common stockholders' equity:
  Common stock, $.01 par value:
    Class A: 24,271,127 shares authorized; 10,613,380
     shares outstanding...................................      106       106
    Class B: 4,302,347 shares authorized; 2,271,127 shares
     outstanding..........................................       23        23
    Class C: 100 shares authorized; 100 shares
     outstanding..........................................       --        --
                                                           --------  --------
    Total common stock....................................      129       129
  Paid-in capital.........................................   47,769    47,769
  Retained earnings(3)....................................   31,628    24,031
                                                           --------  --------
    Total common stockholders' equity.....................   79,526    71,929
                                                           --------  --------
    Total capitalization.................................. $174,837  $190,797
                                                           ========  ========

--------
(1) The Company has replaced its current revolving credit facility with the New Credit Facility under which the Company may borrow up to $50 million, subject to a borrowing base. See "Description of New Credit Facility. "
(2) Represents gross proceeds to the Company from the issuance of $120.0 million aggregate principal amount at maturity of the First Mortgage Notes.
(3) The change in retained earnings reflects the redemption premium of the Notes due 2001 of approximately $2.5 million, the redemption premium of the Preferred Stock of approximately $0.8 million, the accretion of discount on the Preferred Stock of approximately $1.7 million, and the write-off of the unamortized debt issue costs of approximately $2.6 million.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for each of the years in the three-year period ended September 30, 1997 and as of September 30, 1996 and 1997 have been derived from and should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The selected consolidated financial data presented below for each of the years in the two-year period ended September 30, 1994 and as of September 30, 1993, 1994 and 1995 have been derived from the audited consolidated financial statements of the Company and the notes thereto not included elsewhere in this Prospectus. The selected consolidated financial data presented below as of March 31, 1998 and for the six month periods ended March 31, 1997 and 1998 have been derived from and should be read in conjunction with the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected consolidated balance sheet data presented below as of March 31, 1997 have been derived from the unaudited consolidated financial statements of the Company not included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial condition and results of operations for those periods. Operating results for the six months ended March 31, 1997 and 1998 are not necessarily indicative of the results that may be expected for any future date or period. The information in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Consolidated Financial Data," the consolidated financial statements of the Company and the notes thereto and other financial information pertaining to the Company included elsewhere in this Prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                            SIX MONTHS ENDED
                                                                                MARCH 31,
                                   YEARS ENDED SEPTEMBER 30,                   (UNAUDITED)
                          ------------------------------------------------  ------------------
                            1993      1994      1995      1996      1997      1997      1998
                          --------  --------  --------  --------  --------  --------  --------
                             (IN THOUSANDS, EXCEPT EMPLOYEES, TONS AND PER TON DATA)
Statement of Operations
 Data:
 Net sales..............  $136,008  $160,823  $185,772  $204,426  $232,161  $112,518  $132,183
 Cost of sales..........   128,033   144,314   162,158   188,453   209,930   104,553   115,616
                          --------  --------  --------  --------  --------  --------  --------
 Gross profit...........     7,975    16,509    23,614    15,973    22,231     7,965    16,567
 Selling, general and
  administrative........     3,986     3,925     5,312     6,273     6,311     3,301     3,116
 Non-production strike
  and corporate campaign
  expenses..............     3,162       996     1,000     1,768    3, 323     1,247       117
                          --------  --------  --------  --------  --------  --------  --------
 Operating income.......       827    11,588    17,302     7,932    12,597     3,417    13,334
 Interest expense.......    (8,261)   (7,670)   (7,821)   (8,635)   (8,962)   (4,517)   (4,133)
 Interest income........       193       280       543       147        12         3       179
 Miscellaneous..........       502       163       431       871       187        97       137
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  taxes.................    (6,739)    4,361    10,455       315     3,834    (1,000)    9,517
 Provision for taxes....        --        --       118        --        50        --       198
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  extraordinary items...    (6,739)    4,361    10,337       315     3,784    (1,000)    9,319
 Extraordinary items....       585    (5,468)       --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Net income (loss)(1)...  $ (6,154) $ (1,107) $ 10,337  $    315  $  3,784  $ (1,000) $  9,319
                          ========  ========  ========  ========  ========  ========  ========
Other Data:
 EBITDA(2)..............  $  6,138  $ 17,306  $ 24,317  $ 16,209  $ 19,755  $  6,941  $ 16,978
 Adjusted EBITDA(3).....     9,300    18,302    25,317    17,977    23,078     8,188    17,095
 Capital expenditures...     3,184     2,761    12,470     4,990     5,998     2,081     2,387
 Depreciation and
  amortization..........     4,616     5,275     6,041     7,259     6,959     3,424     3,328
 Ratio of earnings to
  fixed charges(4)......        --       1.5x      2.2x      1.0x      1.4x       --       3.1x
 Finished product tons
  shipped...............   403,274   446,572   503,297   580,069   663,675   328,679   362,706
 Billet tons shipped....    59,604    35,503    11,072    15,638       241        --        --
                          --------  --------  --------  --------  --------  --------  --------
  Total tons shipped....   462,878   482,075   514,369   595,707   663,916   328,679   362,706
 Average shape selling
  price per ton.........  $    300  $    337  $    360  $    340  $    345  $    337  $    359
 Average billet selling
  price per ton.........       209       224       235       233       260        --        --
 Employees at end of
  period................       395       428       545       550       563       580       583
Balance Sheet Data:
 Working capital........  $ 32,389  $ 65,186  $ 73,301  $ 70,090  $ 72,031  $ 68,898  $ 78,820
 Total assets...........   138,280   156,068   197,076   199,272   196,465   196,621   206,557
 Total debt.............    54,817    76,076    85,751    88,142    83,540    95,875    82,010
 Preferred Stock........        --        --    12,239    10,489    13,089    11,789    13,301
 Common stockholders'
  equity................    61,231    60,124    72,605    70,328    71,512    68,027    79,526

-------
(1) In fiscal 1995, 1996, and 1997 income (loss) applicable to common shares after dividends accrued and accretion on Preferred Stock was $9.6, ($2.3), and $1.2 million, respectively. For the six month periods ended March 31, 1997 and 1998 the income (loss) applicable to common shares after dividends accrued and accretion of Preferred Stock was ($2.3) and $8.0 million, respectively.
(2) EBITDA is defined as net income before extraordinary items plus interest expense, income taxes, depreciation and amortization. This is the same definition for EBITDA that is contained in the Indenture. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements.
(3) Adjusted EBITDA represents EBITDA as adjusted to exclude non-production strike and corporate campaign expenses.
(4) Ratio of earnings to fixed charges is defined as income before income taxes and extraordinary items plus amortization of debt issuance costs and interest expense divided by the sum of amortization of debt issuance costs plus interest expense. Earnings were insufficient to cover fixed charges in fiscal 1993 and the six months ended March 31, 1997 by approximately $6.7 million and $1.0 million, respectively.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial information (the "Pro Forma Financial Information") of the Company is based on the audited and unaudited financial statements of Bayou Steel. The Pro Forma Financial Information has been prepared to reflect adjustments to Bayou Steel's historical balance sheet and statements of operations to give effect to (i) the refinancing of the Notes due 2001 and the Term Loan and (ii) the redemption of the Preferred Stock with the proceeds from the Original Offerings. The Pro Forma Financial Information and accompanying notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Consolidated Financial Data," "Selected Consolidated Financial Data," the consolidated financial statements of the Company and the notes thereto and other financial information pertaining to the Company included elsewhere in this Prospectus.

  The Pro Forma Financial Information has been prepared to give effect to the Original Offerings and the use of proceeds therefrom as though such transactions had occurred as of March 31, 1998 for purposes of the pro forma balance sheet and as of October 1, 1996 for purposes of the pro forma statements of operations. Management believes that the assumptions used provide a reasonable basis on which to present the Pro Forma Financial Information.

  The Pro Forma Financial Information is presented for informational purposes only and does not purport to be indicative of what the Company's financial position or results of operations would actually have been had such transactions been consummated on such date or at the beginning of the periods indicated, nor does it purport to project the Company's results of operations for any future period or as of any future date.

                            BAYOU STEEL CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET

                              AS OF MARCH 31, 1998
                             (AMOUNTS IN THOUSANDS)

                   ASSETS                    HISTORICAL ADJUSTMENTS    PRO FORMA
                   ------                    ---------- -----------    ---------
Cash and temporary cash investments.........  $ 12,939   $  14,895(1)  $ 27,834
Accounts receivable, net....................    28,584         --        28,584
Inventories.................................    71,600         --        71,600
Prepaid expenses and other assets...........       427         --           427
                                              --------   --------      --------
  Total current assets......................   113,550     14,895       128,445
Property, plant and equipment...............   137,472         --       137,472
Less-accumulated depreciation...............   (47,844)        --       (47,844)
                                              --------   --------      --------
  Net property, plant and equipment.........    89,628         --        89,628
Other assets................................     3,379     1,065 (2)      4,444
                                              --------   --------      --------
  Total assets..............................  $206,557   $ 15,960      $222,517
                                              ========   ========      ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------
Current maturities of long-term debt........     3,010     (3,000)(3)        10
Accounts payable............................    26,264         --        26,264
Accrued liabilities.........................     5,456         --         5,456
                                              --------   --------      --------
  Total current liabilities.................    34,730     (3,000)       31,730
Long-term debt..............................    79,000     39,858 (3)   118,858
Redeemable preferred stock..................    13,301    (13,301)(3)        --
Common stock................................       129         --           129
Paid-in capital.............................    47,769         --        47,769
Retained earnings...........................    31,628     (7,597)(4)    24,031
                                              --------   --------      --------
  Total common stockholders' equity.........    79,526     (7,597)       71,929
                                              --------   --------      --------
  Total liabilities and common stockholders'
   equity...................................  $206,557   $ 15,960      $222,517
                                              ========   ========      ========

                 See Notes to Unaudited Pro Forma Balance Sheet

                            BAYOU STEEL CORPORATION

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

                            (AMOUNTS IN THOUSANDS)

  The accompanying unaudited pro forma balance sheet as of March 31, 1998 has been prepared as if the Original Offerings and the use of proceeds therefrom occurred on that date and reflects the following adjustments:

    (1) Reflects the net cash remaining from the gross proceeds of $118,858 from the issuance of $120,000 aggregate principal amount at maturity of the First Mortgage Notes after payment of (i) $77,497 to retire the Notes due 2001 (including a prepayment penalty of $2,497), (ii) $7,000 to retire the Term Loan, (iii) $15,825 to redeem the Preferred Stock (including $1,699 to cover unaccreted original issue discount, and a prepayment penalty of $825), and (iv) $3,641 of estimated fees and expenses related to the Original Offerings.

    (2) Reflects the estimated deferred financing fees of $3,641 associated with the Original Offerings, net of the write-off of $2,576 of remaining deferred financing costs associated with the Notes due 2001 and Term Loan.

    (3) Reflects the net effect on Bayou Steel's total debt and Preferred Stock of the Original Offerings, net of the repayment of certain indebtedness (and redemption of Preferred Stock) as follows:

      Issuance of First Mortgage Notes pursuant to the Original
       Offerings.................................................... $118,858
      Repayment of Notes due 2001...................................  (75,000)
      Repayment of Term Loan........................................   (7,000)
      Redemption of Preferred Stock.................................  (13,301)
                                                                     --------
        Net effect on debt and Preferred Stock...................... $ 23,557
                                                                     ========

  The net effect on debt and Preferred Stock is presented in the unaudited pro forma balance sheet as follows:

      Reduction of current maturities of long-term debt.............. $ (3,000)
      Reduction of Preferred Stock...................................  (13,301)
      Increase in long-term debt.....................................   39,858
                                                                      --------
                                                                      $ 23,557
                                                                      ========

    (4) Reflects an estimate of charges to be recognized in connection with the Original Offerings and the use of proceeds therefrom through adjustments to retained earnings in the unaudited pro forma balance sheet. The pro forma adjustment is comprised of the following:

      Notes due 2001 prepayment penalty.................................  $2,497
      Preferred Stock prepayment penalty................................     825
      Unaccreted discount on Preferred Stock at the date of refinancing.   1,699
      Write-off of deferred financing costs associated with refinanced
       debt.............................................................   2,576
                                                                          ------
                                                                          $7,597
                                                                          ======

  The prepayment penalties, payment of unaccreted Preferred Stock discount and the write-off of deferred financing costs reflected above have not been included in the accompanying unaudited pro forma statements of operations; they will be recorded as charges against earnings in the periods when the Original Offerings and use of proceeds therefrom occurs.

  These assumed adjustments have not been reflected net of a benefit for income taxes because of Bayou Steel's historical deferred tax position, which as of March 31, 1998 included a full valuation allowance against the Company's net deferred tax assets, a substantial portion of which relate to available tax net operating loss carryforwards that may not be realized in the future.

                            BAYOU STEEL CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL ADJUSTMENTS   PRO FORMA
                                          ---------- -----------   ---------
Net sales................................  $232,161    $    --     $232,161
Cost of sales............................   209,930         --      209,930
                                           --------    -------     --------
Gross profit.............................    22,231         --       22,231
Selling, general and administrative......     6,311       (361)(1)    5,950
Non-production strike and corporate
 campaign expenses.......................     3,323         --        3,323
                                           --------    -------     --------
Operating income.........................    12,597        361       12,958
Other income (expense):
  Interest expense.......................    (8,962)    (2,999)(2)  (11,961)
  Interest income........................        12         --           12
  Miscellaneous..........................       187         --          187
                                           --------    -------     --------
Income before taxes......................     3,834     (2,638)       1,196
Provision for income taxes...............        50         --           50
                                           --------    -------     --------
Net income...............................     3,784     (2,638)       1,146
Dividends accrued and accretion on
 preferred stock.........................    (2,600)     2,600 (3)       --
                                           --------    -------     --------
Net income applicable to common and
 common equivalent shares................  $  1,184    $   (38)(4) $  1,146 (4)
                                           ========    =======     ========
Weighted average shares outstanding:
  Basic..................................    12,885                  12,885
  Diluted................................    13,707                  13,707
  Basic income per share.................  $   0.09                $   0.17
  Diluted income per share...............  $   0.09                $   0.16


            See Notes to Unaudited Pro Forma Statement of Operations

                            BAYOU STEEL CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                    FOR THE SIX MONTHS ENDED MARCH 31, 1998
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL ADJUSTMENTS   PRO FORMA
                                          ---------- -----------   ---------
Net sales................................  $132,183    $    --     $132,183
Cost of sales............................   115,616         --      115,616
                                           --------    -------     --------
Gross profit.............................    16,567         --       16,567
Selling, general and administrative......     3,116       (181)(1)    2,935
Non-production strike and corporate
 campaign expenses.......................       117         --          117
                                           --------    -------     --------
Operating income.........................    13,334        181       13,515
Other income (expense):
  Interest expense.......................    (4,133)    (1,647)(2)   (5,780)
  Interest income........................       179         --          179
  Miscellaneous..........................       137         --          137
                                           --------    -------     --------
Income before taxes......................     9,517     (1,466)       8,051
Provision for income taxes...............       198         --          198
                                           --------    -------     --------
Net income...............................     9,319     (1,466)       7,853
Dividends accrued and accretion on
 preferred stock.........................    (1,304)     1,304 (3)       --
                                           --------    -------     --------
Net income applicable to common and
 common equivalent shares................  $  8,015    $  (162)(4) $  7,853 (4)
                                           ========    =======     ========
Weighted average shares outstanding:
  Basic..................................    12,885                  12,885
  Diluted................................    13,732                  13,732
  Basic income per share.................  $   0.62                $   0.65
  Diluted income per share...............  $   0.58                $   0.61


            See Notes to Unaudited Pro Forma Statement of Operations

                            BAYOU STEEL CORPORATION

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The accompanying unaudited pro forma statements of operations for the year ended September 30, 1997 and the six months ended March 31, 1998 have been reflected as if the Original Offerings and the use of proceeds therefrom occurred on October 1, 1996 and reflect the following adjustments:

    (1) Represents decreased expense associated with amortization of deferred financing costs for the Original Offerings reflecting the impact of the 10 year term of the First Mortgage Notes compared to the shorter original maturities of Bayou Steel's existing debt.

    (2) Represents the incremental impact to interest expense based upon $120,000 par value of long-term debt assumed outstanding at an interest rate of 9.5% plus accretion of the discount to par value at which the First Mortgage Notes were issued recognized over the ten year term of the First Mortgage Notes.

    (3) Represents the elimination of preferred dividend expense and discount accretion.

    (4) The pro forma Bayou Steel net income amounts do not include an extraordinary charge of approximately $7,597 related to a debt extinguishment loss for the refinancing of Bayou Steel's existing debt. This charge, which will relate to the refinancing transaction, will be reflected as an extraordinary loss associated with the early extinguishment of debt included in earnings in the period when the refinancing transaction occurs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Bayou Steel is a leading producer of light structural shapes and merchant bar steel products. Bayou Steel owns and operates a steel minimill and a stocking warehouse located on the Mississippi River in LaPlace, Louisiana, three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill in Harriman, Tennessee. The Company produces light structural steel products ranging in size from three to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to four inches at the Tennessee Facility. The Company estimates that it currently has aggregate annual steel melting capacity of approximately 610,000 tons and finished product rolling capacity aggregating approximately 800,000 tons, with approximately 550,000 tons at the Louisiana Facility and approximately 250,000 tons at the Tennessee Facility, depending on the product mix. For the twelve months ended March 31, 1998, the Company shipped 697,943 tons of steel products, generating net sales of $251.8 million and Adjusted EBITDA (as defined) of $32.0 million.

  The Louisiana Facility, which was constructed in 1981 at a cost of $243 million, is a minimill consisting of an electric arc furnace, a rolling mill, climate controlled warehouse facilities, and a deep-water dock on the Mississippi River. The Tennessee Facility was acquired and re-started by the Company in July 1995 following the purchase by the Company of substantially all of the assets of TVSC, which was then in bankruptcy. During the first two years of operation, the Tennessee Facility experienced losses of approximately $11.7 million attributable to the inexperience of the new workforce, the change of the product mix from rebar to the higher margin merchant bar, problems with re-starting idle equipment (some of which was relatively new and untested), and a decrease in selling prices due to market conditions. Since then, steel prices have improved and the Company has enhanced operational efficiencies. The Tennessee Facility has been profitable since July 1, 1997. The Company expects continued operational improvements at the Tennessee Facility which should result in lower costs per ton and additional sales volume. The backlog of unfilled cancelable orders for the Tennessee Facility's product is at a near record high of approximately $26 million as of February 28, 1998.

  From March 1993 until September 1996, the Louisiana Facility experienced a labor disruption that had a significant impact on production for fiscal 1993. Although the administrative, legal and security costs attributable to the strike adversely affected the Company's results of operations through September 1997, these costs were insignificant in the first quarter of fiscal 1998 and are not expected to affect the Company's results of operations in future periods. The Company's new six-year labor contract provides for no compulsory wage increases other than compensation awards under management-controlled productivity incentive and profit sharing plans which management believes resulted in the Louisiana Facility's production processes achieving an 18-year productivity record in the first six months of fiscal 1998.

RESULTS OF OPERATION

 Six Months Ended March 31, 1998 Compared to Six Months Ended March 31, 1997

  The Company reported consolidated net income of $9.3 million before dividends accrued and accretion on preferred stock in the first six months of fiscal 1998 compared to a net loss of $1.0 million for the comparable period of fiscal 1997. The $10.3 million improvement in the Company's results was due to several significant factors. Comparing the first six months of fiscal 1998 to the same period in the prior year, shape shipment tons increased 10% and the average selling price per ton increased 7%. Additionally, non-production strike and corporate campaign expenses decreased by $1.1 million as a result of the settlement of these issues. The Tennessee Facility, which recorded its third consecutive profitable quarter, showed significant improvement by increasing net income by $2.9 million over the first six months of the prior year.

  The following table sets forth shipment and sales data:

                                                              SIX MONTHS ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
      Net Sales (in thousands)............................... $112,518 $132,183
      Shape shipment tons....................................  328,679  362,706
      Shape selling price per ton............................      337      359

  Sales. Net sales for the first six months of 1998 increased by 17%, or $19.7 million compared to the same period of fiscal 1997 as a result of shipment increases of 34,027 tons and a $22 per ton increase in the average selling price resulting from the strong demand for the Company's products.

  (i) Shapes. Shipments for the first six months of fiscal 1998 increased 10% compared to the same period of fiscal 1997. The higher shipments were mainly due to a strong economy, increases in shipments to the original equipment manufacturing/fabricator ("OEM/FAB") market, and a good product mix. The total increase in tons shipped for the first six months of fiscal 1998 was comprised of 21,717 tons from the Louisiana Facility and 12,310 tons from the Tennessee Facility. Higher production levels, due to record productivity levels enabled the Company to capitalize on the strong demand for its products.

  Overall selling price increased approximately $22 per ton or 7% during the first six months of fiscal 1998 compared to the same period of fiscal 1997. The Tennessee Facility benefitted from an overall improved market as well as consistent production and availability of products. Additionally, during the first six months of fiscal 1998, the Tennessee Facility and the Louisiana Facility each benefitted from an increase in selling price of $30 and $20 per ton, respectively, over the same period of fiscal 1997. The Company has not experienced significant competition from foreign producers during the first six months of fiscal 1998.

  (ii) Billets. Due to the high productivity of the Company's rolling mills, no billets were sold on the open market during the first six months of 1998 and 1997. The Tennessee Facility's demand for billets has been primarily satisfied by the purchase of billets on the open market at competitive prices while the Company internally supplied all of the Louisiana Facility's rolling mill requirements. Depending on market conditions and its own rolling mill requirements, the Company may sell billets on an occasional and selective basis to domestic and export customers while purchasing additional billets when required.

  Cost of Goods Sold. Cost of goods sold was 87% of sales for the first six months of fiscal 1998 compared to 93% of sales for the same period of fiscal 1997. The improvement was attributable to the items noted above and certain nonrecurring charges recorded in fiscal 1997 related to a power outage in the melting facility and the retraining and related costs of striking employees returning to work.

  A major component of cost of goods sold is the raw material scrap. Scrap cost in the first six months of fiscal 1998 increased 4% compared to the same period last year. As with the demand for the Company's finished goods, scrap demand has also risen. However, the export demand for scrap has decreased sharply allowing for a greater domestic supply and lower prices, thereby minimizing this increase. The Company has been able to control the availability and the cost of scrap to some degree by producing its own shredded scrap through a scrap processing division of the Company, Mississippi River Recycling ("MRR"). When compared with the first six months of the prior year, the cost to produce shredded scrap was reduced by 5%.

  Another significant portion of cost of goods sold is conversion cost, which includes labor, energy, maintenance materials and supplies used to convert raw materials into billets and billets into shapes. Conversion cost per ton for the Tennessee Facility in the first six months of fiscal 1998 compared to the same period of fiscal 1997 has improved by $3 per ton over the prior period. This improvement is due to increased production and rolling mill yield at the Tennessee Facility. Conversion cost at the Louisiana Facility has increased in the second quarter by $5 per ton resulting in year-to-date conversion costs approximating the prior year. This increase is a result of the melt shop experiencing a decrease in yield during the second quarter of fiscal 1998.

  Selling, General and Administrative Expense. Selling, general and administrative expenses in the first six months of fiscal 1998 compared to the comparable period of the prior fiscal year were approximately the same.

  Non-Production Strike and Corporate Campaign Expenses. Non-production strike-related expenses have decreased significantly since the settlement of the Racketeer Influenced Corrupt Organization Act ("RICO") lawsuit and post-strike issues at the end of fiscal 1997. Costs are $1.1 million less in the first six months of fiscal 1998 when compared to the same period of fiscal 1997.

  Net Income. Net income before dividends accrued and accretion on preferred stock was $10.3 million better in the first six months of 1998 compared to the same period of fiscal 1997. The primary reasons for the increase in earnings were increased revenue from higher sales prices and volume increases, increased metal margins and decreased non-production strike and corporate campaign expenses. The Tennessee Facility reported its third consecutive quarterly profit in the second quarter of fiscal 1998.

 Fiscal 1997, 1996 and 1995 Year to Year Comparisons

  Bayou Steel reported consolidated net income in fiscal 1997 of $3.8 million compared to $0.3 million in fiscal 1996. The $3.5 million improvement in the Company's results was mainly due to three factors. First, the results at the Tennessee Facility, improved by $4.1 million. The Tennessee Facility achieved its first quarterly profit in the fourth fiscal quarter of 1997. Second, metal margin at the Louisiana Facility, the difference between shape selling price and raw material ("scrap") cost, improved by 4% or $9 per ton. And third, the Louisiana Facility shipments increased by 5% or 23,474 tons. Offsetting some of the improvements in earnings were increased expenses of $1.6 million related to settling the extended strike and a lawsuit related to the strike. In addition, the price of power and key supply items increased by $2 per ton of steel produced or $1.1 million.

  The Company reported consolidated net income in fiscal 1996 of $0.3 million compared to $10.3 million in fiscal 1995. The $10.0 million reduction in the Company's results was mainly due to three factors. First, metal margin at the Louisiana Facility decreased by 4% or $9 per ton. Second, the prices of certain supply items and energy increased significantly at the Louisiana Facility, resulting in additional expenses of $4.4 million. Third, start-up losses at the Tennessee Facility increased by $4.6 million because of decreased selling prices and higher than expected operating costs.

  The following table sets forth the shipment and sales data for the fiscal years indicated.

                                                     YEARS ENDED SEPTEMBER 30,
                                                     --------------------------
                                                       1995     1996     1997
                                                     -------- -------- --------
      Shape Shipment Tons...........................  503,297  580,069  663,675
      Average Shape Selling Price Per Ton........... $    360 $    340 $    345
      Billet Shipment Tons..........................   11,072   15,638      241
      Average Billet Selling Price Per Ton.......... $    235 $    233 $    260
      Net Sales (in thousands)...................... $185,772 $204,426 $232,161

  Sales. Net sales increased by $28 million or 14% in fiscal 1997 compared to fiscal 1996 due to increased shape shipments out of both the Louisiana and Tennessee Facilities. This was a record shape shipment year for both facilities. The average shape selling price also increased by 1%. Net sales increased by $19 million or 10% in fiscal 1996 compared to fiscal 1995 due to shipments out of the Tennessee Facility which started operations in late fiscal 1995. The fiscal 1996 increase in shape shipments were partially offset by an overall decreased selling price. The improvements in both years represent a strengthening in the economy.

  (i) Shapes. In fiscal 1997, the increase of 83,606 tons in shape shipments was attributable to a strong economy and improved product mix which enabled the Company to better respond to customer demand. Exports to Mexico and overseas were minimal, while exports to Canada remained approximately the same compared to fiscal 1996. Shipments from the Tennessee Facility in fiscal 1997 improved by 81% or 60,132 tons while the selling price improved by 8% or $25 per ton. Shipments from the Louisiana Facility improved by 5% or 23,474 tons while the selling price improved 1% or $4 per ton. The increase in shape prices Company wide was primarily in response to a strong market demand and an improving economy. The Company has focused its sales efforts on capturing a larger share of the OEM/FAB market. More shipments, as a percentage of the total, went to OEM/FAB and less to steel service center customers in fiscal 1997 compared to last year. Compared to last year, tons shipped to this segment increased by 31,223 tons at the Louisiana Facility and 28,663 at the Tennessee Facility.

  In fiscal 1996, the Company increased shape shipments by 76,772 tons which was attributable to improved product demand and the additional product line from the Tennessee Facility. Shipments from the Louisiana Facility increased by 5,972 tons compared to the prior year. Exports to Mexico and overseas were minimal, while shipments to Canada were slightly less than the prior year. More shipments, as a percentage of the total, went to steel service centers and less to end users. The $20 per ton or 6% decrease in shape prices from the Louisiana Facility was the result of additional capacity being shifted into the Company's product line from mills previously producing for the special bar quality ("SBQ") market. This unanticipated shift was due to the extreme softness of the SBQ market. In addition, excess inventory at certain minimills and imports in the Southwest from Mexican mills contributed to the decrease in selling price. Shipments from the Tennessee Facility increased by 70,800 tons. The prices for the merchant bar product line from the Tennessee Facility also carried a lower selling price compared to the structural products from the Louisiana Facility. Consequently, the mix of selling more merchant bar products from the Tennessee Facility in fiscal 1996 resulted in lowering the overall selling price by $4 per ton. The Company also expanded its market area for merchant bar resulting in lower selling prices.

  Shipments are expected to improve in fiscal 1998 mainly due to the availability of additional production from Tennessee as operations continue to improve. The Company plans to continue to optimize its product mix to remain competitive and maintain its share in the structural shape and merchant bar markets.

  (ii) Billets. In fiscal 1997, billet shipments, the Company's semi-finished product, decreased compared to fiscal 1996 due to the lack of billets available for sale. More billets were used in Louisiana's rolling mill due to higher production levels, resulting in fewer billets available for sale to customers. Also, the Louisiana Facility supplied the Tennessee Facility's rolling mill with approximately 26,500 tons of billets exhausting the remainder of the Company's production. The rest of the Tennessee Facility's billet requirements were purchased on the open market at competitive prices.

  In fiscal 1996, billet shipments increased slightly compared to fiscal 1995 due to a large export shipment and several smaller domestic shipments. The overall selling price of billets was consistent with the prior year. The Company supplied approximately 29,000 tons of billets to the Tennessee rolling mill, exhausting the remainder of the Company's excess billet production in fiscal 1996. The rest of the Tennessee Facility's billet requirements were purchased on the open market at competitive prices.

  In fiscal 1998, the Company will continue to supply all of the Louisiana Facility's billet requirements for its rolling mill. Excess billets will be shipped to Tennessee's rolling mill to partially fill its billet requirements. The Tennessee Facility's remaining billet requirements will be purchased from other steel mills. Depending on market conditions, the Company may sell billets on an occasional and selective basis to domestic and export customers while purchasing additional billets for the Tennessee Facility. The Company will continue to evaluate its long-term billet supply strategy while reacting to short-term market changes.

  Cost of Goods Sold. Cost of goods sold was 90% of sales in fiscal 1997 compared to 92% in fiscal 1996. The percentage decrease was due to shape selling prices increasing more than the scrap price increases and conversion cost (the costs to convert billets into merchant bar products) at the Tennessee Facility improving by 15%.

  Cost of goods sold was 92% of sales in fiscal 1996 compared to 87% in fiscal 1995. The percent increase was due to shape selling prices decreasing more than scrap prices, the learning curve associated with the start-up of operations at the Tennessee Facility, the learning curve associated with the installation of new capital improvements at Louisiana, and price increases of certain key supply items.

  (i) Raw Material. In fiscal 1996, scrap costs decreased 3% compared to fiscal 1995 levels. The Louisiana Facility's shape selling prices decreased $9 more than scrap costs resulting in a 4% reduction in the Louisiana Facility's metal margin. Partially offsetting the margin reduction was the best scrap yield in the history of the Company. In fiscal 1997, scrap costs decreased an average 4% compared to fiscal 1996. Shape selling prices increased $10 per ton more than the scrap price decreases resulting in significantly better margins. Scrap prices dropped in fiscal 1997 due to increased availability and the absence of a significant export market. Pressure on scrap supply is expected due to increased domestic capacity planned in the steel industry. This could result in higher scrap prices.

  In order to achieve better control over scrap cost (a major component of cost of goods sold) and availability, the Company opened MRR which operates an automobile shredder. MRR produces shredded scrap metal which is one of several scrap types used in steel making at the minimill. This project was completed late in fiscal 1995 and experienced normal start-up issues in fiscal 1996. Productivity, tons produced, and costs in fiscal 1997 have improved significantly over last year. In fiscal 1996, the market for car bodies, the principal raw material feed for a shredder, was higher than anticipated due to local competitive conditions and increased domestic demand for shredded material. However, the market stabilized in fiscal 1997. The shredder currently supplies approximately 12% of the melt shop's raw material requirements. The processed shredded material costs considerably less than purchasing shredded material on the open market. MRR may expand by processing additional scrap types.

  The Tennessee rolling mill Facility's principal raw material is billets which are produced at the Louisiana Facility or purchased on the open market. Billet cost decreased by 1% in fiscal 1997 compared to fiscal 1996. The yield of billets rolled into shapes improved by 4% in fiscal 1997 compared to fiscal 1996 resulting in a yield savings of approximately $6 per ton. The Louisiana Facility supplied approximately 17% of the Tennessee Facility's rolling mill's total billet requirements in fiscal 1997. The price of billets purchased on the open market normally follows the scrap market. Currently, the Company purchases billets at competitive prices and believes that the supply of billets is adequate.

  Another component of raw materials is additives, alloys and flux ("AAF"). AAF cost remained approximately the same in fiscal 1997 compared to fiscal 1996. Cost in fiscal 1997 was affected by increased consumption caused by the production of a richer grade of products and by a moderation in prices for some items. AAF cost increased in fiscal 1996 by 12% mainly due to increased prices caused by reduced product availability. An anti-dumping suit against foreign producers utilized by the Louisiana Facility and its competitors resulted in higher duties on imported AAF. Also contributing to higher prices was the increased domestic demand due to the high steel-making capacity utilization. These general market conditions affected both the Company and its competition.

  (ii) Conversion Cost. Another significant portion of cost of goods sold is conversion cost, which includes labor, energy, maintenance material, and supplies used to convert raw materials into billets and billets into shapes. Conversion cost per ton for the Louisiana Facility, which includes fixed and variable costs, increased 1% in fiscal 1997 compared to fiscal 1996, and 6% in fiscal 1996 compared to fiscal 1995.

  In fiscal 1997, conversion cost per ton at the Louisiana Facility increased by 1% compared to fiscal 1996. The price of various energy items and certain supply items increased conversion cost by 2% compared to 1996. During the first quarter of fiscal 1997 the Company incurred some one-time expenses related to the strikers returning to work under a settlement agreement. In addition, productivity was affected as returning and current workers became re-acquainted with the equipment or learned new jobs. To shorten this process and to promote other improvements in productivity and other cost efficiencies, the Company introduced a productivity incentive plan. The Company experienced two unusual equipment outages at its Louisiana Facility which affected production and resulted in increased maintenance costs. Contributing to improving the cost in the melting facility was record productivity, as measured in tons produced per hour, and power consumption in fiscal 1997. The rolling mill's record productivity level in fiscal 1997 contributed to reducing fixed conversion cost per ton.

  In fiscal 1996, conversion cost per ton at the Louisiana Facility increased by 6% compared to fiscal 1995. The main increase in conversion cost was caused by $3 million in price increase for power and natural gas. Also, as a result of the continued impact of the second furnace learning curve and the favorable change in billet availability in the market place, the Company returned to a one furnace operation during the first fiscal quarter of 1996. The other furnace serves as a back-up for significant unexpected outages. Several operating records were established in fiscal 1996 which contributed to offsetting increased costs of certain supply items.

  In July 1995, the Tennessee Facility started operating its rolling mill. The learning curve associated with new and refurbished equipment combined with an inexperienced work force caused production tons to be lower and conversion cost per ton to be higher than expected. During fiscal 1996, the Tennessee Facility rolled 44 new section sizes which impacted productivity yet provided opportunities for penetrating the OEM/FAB markets. Consequently, production costs exceeded sales by $4.8 million and $1.3 million in fiscal 1996 and 1995, respectively. The rolling mill performance has improved since start-up due to capital improvements and the experience gained by the workforce. Comparing fiscal 1997 to fiscal 1996, tons produced improved by 51%, conversion cost per ton improved by 15%, productivity improved by 49%, and yield loss was reduced by 4%. The Tennessee Facility reported its first quarterly profit of $0.2 million in the fourth fiscal quarter of 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased in fiscal 1997 and 1996 compared to fiscal 1995 due to an increase in amortization expenses related to the financing of the Tennessee Facility, additional administrative expenses related to the Tennessee Facility, and additional franchise and property taxes.

  Non-Production Strike & Corporate Campaign Expenses. In fiscal 1997 and 1996, the Company's expenses for direct out-of-pocket strike-related and corporate campaign issues increased by $1.6 million and $0.8 million, respectively. In fiscal 1996, these expenses increased to an average of $147,000 per month mainly due to increased legal expenses related to the RICO suit which the Company filed against the Union. In fiscal 1997, expenses related to the RICO law suit and expenses related to strikers returning to work averaged $272,000 per month. The RICO law suit against the Union was settled on October 29, 1997. This settlement will not have a material impact on the Company's financial position or results of operations. Non-production strike and corporate campaign expenses should be minimal after the first quarter of fiscal 1998.

  Interest Expense and Miscellaneous. Interest expense increased in fiscal 1997 and 1996 compared to the prior fiscal year due to additional short-term borrowings under the line of credit, term loan and higher interest rates. The Company borrowed an average of $1.7 million under its line of credit at a weighted average interest rate of 8.4% in fiscal 1996 and had average borrowings of $5.4 million at a weighted average interest rate of 8.8% in fiscal 1997.

  Interest income decreased in fiscal 1997 and fiscal 1996 compared to the prior fiscal years due to the Company having less cash to invest.

  Miscellaneous income increased in fiscal 1996 compared to the prior year due to a better collection record on credit sales and a one time sale of scrapped inventory.

  Net Income/Loss. In fiscal 1997, the Company's consolidated results improved by $3.5 million compared to fiscal 1996 mainly due to improvement in the Tennessee Facility's operations, stronger shape shipments, and a better metal margin. The improvements were partially offset by increased costs associated with non-production strike and corporate campaign expenses, increased price of energy sources and certain supply items, and two major outages at the Louisiana Facility which resulted in lost production.

  In fiscal 1996, the Company's consolidated results were $10 million less than fiscal 1995 mainly due to the Tennessee Facility incurring substantial losses for fiscal 1996. The metal margin decreased substantially while prices of certain supply items and energy increased, and the start-up costs of several recently completed capital projects and the idle furnace at the Louisiana Facility contributed to the reduction in results.

  The Tennessee Facility operation reported an income of $0.2 million for the fourth fiscal quarter of fiscal 1997. This was the first quarterly profit reported by the Tennessee Facility's operation. Both facilities benefitted from a strong metal margin. The results were adversely affected by several factors. The price of power increased the conversion cost in the Louisiana Facility which was caused by the power company passing on the cost for an extended nuclear unit shutdown in the form of a fuel adjustment to their customers.

  Income Taxes. The provision for income taxes in fiscal 1997, 1996, 1995 was minimal due to utilization of certain tax benefits including the benefit of net operating loss carry forwards.

LIQUIDITY AND CAPITAL RESOURCES

  The Company ended the second fiscal quarter of 1998 with $12.9 million in cash and temporary cash investments and no short-term borrowings. At March 31, 1998, current assets exceeded current liabilities by a ratio of 3.27 to 1.0. Working capital increased by $6.8 million to $78.8 million during the six months ended March 31, 1998. As of March 31, 1998, the Company had invested cash of $14.5 million.

  Operating Cash Flow. In the first six months of fiscal 1998, cash provided by operations was $17.9 million while $3.7 million was used in operations during the first six months of fiscal 1997. Contributing to the significant improvement was a decrease in inventories of $3.4 million caused by strong demand for the Company's products along with an increase in accounts payable of $2.5 million due to the resulting increase in production activities.

  For fiscal 1997, net cash provided by operations was $12.8 million. Income, depreciation, and amortization contributed $10.7 million in operating cash. Inventories at the Louisiana Facility decreased as prime sales exceeded prime production and the productivity of the rolling mill increased resulting in fewer billets in inventory. Offsetting some of the increase in operating cash was an increase in accounts receivable of $3.2 million caused by increased sales by the Louisiana and Tennessee Facilities.

  Capital Expenditures. Capital expenditures amounted to $6.0 million in fiscal 1997 and $2.4 million in the first six months of fiscal 1998. The Company spent approximately $4.4 million in fiscal 1997 at the Louisiana Facility which was directed at reducing operating costs, increasing melt shop and rolling capacity, and maintaining its plant. The Company also spent approximately $1.6 million in fiscal 1997 at the Tennessee Facility on capital projects to reduce costs, increase productivity and maintain its plant. The capital expenditures in the first six months of fiscal 1998 were for cost reduction, productivity enhancements, plant maintenance and safety and environmental programs. In fiscal 1998, depending on market conditions, the Company expects to commit approximately $14 million on various capital projects to reduce costs and increase productivity, enhance safety and environmental programs, and maintain the plants.

  Financing Activities. The Company paid $2.2 million in dividends to the holders of Preferred Stock and repaid $3.0 million in short-term borrowings in fiscal 1997. Also, $1.5 million in principal on the Term Loan was paid off in each of fiscal 1997 and the first six months of fiscal 1998.

  The Company has applied or intends to apply a portion of the net proceeds of the Original Offering to redeem all of its outstanding Notes due 2001 and Preferred Stock and to repay its Term Loan. See "Use of Proceeds."

  On June 20, 1995, the Company entered into an amendment and restatement of its then current credit facility agreement which is used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit using a borrowing base derived as a certain percentage of accounts receivable and inventory. This five year revolving line of credit bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by EBITDA. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain indebtedness. There were no borrowings under the line of credit as of March 31, 1998, and the amount available to borrow was $35 million.

  On May 22, 1998, the Company entered into a five-year secured $50.0 million revolving credit facility (the "New Credit Facility") with The Chase Manhattan Bank, an affiliate of one of the Initial Purchasers. The New Credit Facility replaced the Company's prior credit facility which was scheduled to terminate on June 1, 2000. See "Description of New Credit Facility."

  On February 12, 1998, the Company executed a letter of intent with Northwestern Steel and Wire Company ("Northwestern") relating to the acquisition by the Company of Northwestern, a major minimill producer of structural steel, rod and wire products. On April 27, 1998, the Company announced that it would not proceed with its plans to acquire Northwestern.

  The Company has no financial obligations with respect to post-employment or post-retirement benefits other then the employee retirement plans.

  The Company believes that current cash balances, internally generated funds, the New Credit Facility, the proceeds from the Original Offering and additional purchase money mortgages will be adequate to meet its foreseeable short-term and long-term liquidity needs. If additional funds are required to accomplish long-term expansion of its production facilities or significant acquisitions, the Company believes funding can be obtained from a secondary equity offering or additional indebtedness.

  The Indenture provides certain restrictions on the ability of the Recourse Subsidiaries to make distributions to the Company. See "Description of the First Mortgage Notes--Certain Covenants--Limitations on Restricted Payments."

OTHER COMMENTS

  Year 2000. The Company is preparing for the impact that the year 2000 is expected to have on the electronic data processing and other information systems relevant to the Company's business. A detailed plan has been outlined and system changes to address this issue are well under way. The year 2000 should not significantly impact the Company's results of operations, financial position or cash flows.

  Litigation. There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position.

  Inflation. The Company is subject to increases in the cost of energy, supplies, salaries and benefits, additives, alloy and scrap due to inflation. Shape prices are influenced by supply, which varies with steel mill capacity and utilization, and market demand.

                                   BUSINESS

GENERAL

  Bayou Steel is a leading producer of light structural shapes and merchant bar steel products. Bayou Steel owns and operates a steel minimill and a stocking warehouse located on the Mississippi River in LaPlace, Louisiana, three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill in Harriman, Tennessee. The Company produces light structural steel products ranging in size from three to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to four inches at the Tennessee Facility. The Company estimates that it currently has aggregate annual steel melting capacity of approximately 610,000 tons and finished product rolling capacity aggregating approximately 800,000 tons, with approximately 550,000 tons at the Louisiana Facility and approximately 250,000 tons at the Tennessee Facility, depending on the product mix. The Company has been increasing its production at the Tennessee Facility, and for the twelve months ended March 31, 1998, the Company shipped 697,943 tons of steel products, generating net sales of $251.8 million and Adjusted EBITDA (as defined) of $32.0 million.

  The Louisiana Facility, which was constructed in 1981 at a cost of $243 million, is a minimill consisting of an electric arc furnace, a rolling mill, climate controlled warehouse facilities, and a deep-water dock on the Mississippi River. A "minimill" is a relatively low-cost steel production facility which uses steel scrap rather than iron ore as its basic raw material. In general, minimills recycle scrap using electric arc furnaces, continuous casters, and rolling mills. The Louisiana Facility's minimill includes a Krupp computer-controlled, electric arc furnace utilizing water-cooled sidewalls and roof, two Voest-Alpine four-strand continuous casters, a computer supervised Italimpianti reheat furnace, and a 15-stand Danieli rolling mill.

  The Tennessee Facility was acquired and re-started by the Company in July 1995 following the purchase by the Company of substantially all of the assets of the TVSC. The rolling mill at the Tennessee Facility includes a computer supervised reheat furnace, a 16-stand rolling mill and automated straightening, continuous cut-to-length, stacking and bundling equipment. Since the acquisition, the Company has retrained the workforce, improved the profitability of the product mix, enhanced operational efficiencies and increased capacity utilization. The Tennessee Facility has been profitable since July 1997, and the Company expects continued operational improvements should result in higher capacity utilization, lower costs per ton and additional sales volume.

  The Company purchases most of its scrap in the open market from a large number of steel scrap dealers, although the Company also operates an automobile shredder to produce some of the scrap used in its operations. At the Louisiana Facility, the Company uses steel scrap to produce finished steel in a variety of shapes, including angles, flats, channels, standard beams, and wide flange beams. At the Tennessee Facility, the Company rolls billets to produce merchant bar products, including angles, flats, rounds, and squares, and also has the capability to produce rebar. The merchant bar product mix of the Tennessee Facility extends and complements the Company's Louisiana Facility product line. The Company's products are used for a wide range of commercial and industrial applications.

  The location of the Company's production and distribution facilities allows the Company to serve customers across a wide geographic area, including its primary markets in the Southeast, the lower Midwest, the Northeast, the Mid-Atlantic and the Appalachian states. The Company also sells to customers in the West Coast region, Canada, Mexico and other overseas locations. The Company sells its products to over 550 customers, the majority of which are steel service centers, in 44 states, Canada, Mexico, and overseas.

INDUSTRY OVERVIEW

  Finished steel products consist of flat rolled and long products. Flat rolled products generally consist of hot rolled, cold rolled, and coated sheet and coil that are principally used in the automotive, construction, packaging, electrical equipment and appliance manufacturing industries. The Company does not produce any flat rolled products. Long products generally consist of structural shapes, rebar, and bar and wire products. Structural shapes are principally used for infrastructure, commercial and home construction, and heavy manufacturing. Rebar is generally used for infrastructure projects, parking garages, driveways, sidewalks, and swimming pools. Bar products are used in various manufacturing and construction applications, and wire products are used primarily in the electrical products, fencing, power generation and distribution, and retail and construction industries.

  The Company produces light structural and merchant bar products. The Company estimates that in 1997 it accounted for approximately 16% of United States structural products shipments, excluding flats and wide flange beams (which the Company does produce), and approximately 3% of the merchant bar products market. According to 1997 data compiled by the American Iron and Steel Institute, overall domestic demand for products in the markets in which the Company competes, measured by apparent consumption, exceeded domestic supply. In 1997, industry sources estimate that domestic shipments of the Company's primary products, structural products, excluding flats and wide flange beams, totaled 2.7 million tons while demand was an estimated 2.9 million tons. Domestic shipments of hot rolled bar totaled 8.0 million tons while demand was
8.9 million tons.

  The primary determinants of a customer's purchase decision for light structural shapes and merchant bar products are price, availability, quality and customer service. Timely delivery required by customers to maintain efficient inventory levels as well as high shipping costs for these products relative to their selling price typically limit the geographic area which can be economically served by a particular mill. As a result, a structural or bar products mill in one region of the United States may not necessarily compete with a similar mill in another region. Likewise, in recent years imports have not posed a significant threat to the markets served by the Company. According to industry sources, in 1997 imports accounted for only an estimated 11% of the market for structural products, excluding flats and wide flange beams, 7.4% of the bar sized light structurals market and 14% of the market for hot rolled bar products.

COMPETITIVE STRENGTHS

  Advantageous Geographic Locations. The Company's production and distribution facilities are positioned to provide the Company with access to a broad geographic customer base and are strategically located to reduce transportation costs for raw materials and finished products. The Louisiana Facility, which includes a deep-water dock, is strategically located on the Mississippi River, which reduces the Company's transportation costs and enhances its competitive position. Both scrap and finished products may be shipped to and from the Louisiana Facility by barge, normally the least costly method of transportation in the steel industry. The Company also believes that the location of the Louisiana Facility on the Mississippi River and its network of three inland waterway inventory stocking warehouses in Chicago, Tulsa and Pittsburgh enable it to access remote markets for its products on a cost-effective basis. The Louisiana Facility's deep-water dock also provides the Company with low-cost alternative sources of scrap from the Caribbean and elsewhere, partially protecting the Company from domestic scrap price increases.

  Strong Market Position. The Company believes that it is currently the second largest producer of structural steel products, excluding flats and wide flange beams, in the United States and estimates that it supplied approximately 16% of shipments of such products in the United States in 1997. In the Company's primary geographic markets, the Company has an even larger market share as producers of light structural products tend to serve customers located near their facilities. The

Company believes that its strong market position and extensive distribution network provide it with competitive market intelligence and other advantages from scale and vertical integration relative to smaller competitors.

  Improving Operating Performance. Through efficiency and productivity improvement efforts and targeted capital expenditures, the Company has generated significant gains in its performance at its production facilities over the past several years. In the first six months of fiscal 1998, the Company achieved record productivity levels at the Louisiana and Tennessee Facilities following record years in terms of shipments of finished products from both facilities in fiscal 1997. The Louisiana Facility and Tennessee Facility shipped 529,707 and 133,968 tons of rolled finished products in fiscal 1997, respectively, and 288,138 and 74,568 tons of rolled finished products in the first six months of fiscal 1998, respectively, as opposed to rolled finished product shipments of 504,944 and 75,125 tons, respectively, in fiscal 1996. Productivity has improved at the Louisiana Facility rolling mill such that the Company had no internally produced billets available for external sales in the first six months of fiscal 1998, despite record production levels in the melt shop. Since its acquisition of the Tennessee Facility in fiscal 1995, the Company has invested approximately $7.7 million in projects to improve the facility's productivity and efficiency, which are beginning to generate benefits. In fiscal 1997, the Tennessee Facility realized a 4% improvement in its yield of shapes rolled from billets over fiscal 1996, creating savings of $6 per ton. The Tennessee Facility also realized a 51% increase in finished product tons produced, a 15% reduction in conversion cost and a 49% increase in productivity in fiscal 1997 over fiscal 1996 levels. Such improvements continued in the first six months of 1998 as the Tennessee Facility realized a $3 per ton conversion cost improvement over the corresponding fiscal 1997 period.

  Broad Product Offering. The Company's broad product range of light structural steel products makes the Company an attractive supplier for steel service centers, which prefer a supplier that offers a full range of products. These products are used in a variety of applications and industries, including commercial, infrastructure and home construction, and truck, trailer and ship manufacturing and construction. The Company believes that the breadth of its products and markets mitigates the impact of adverse conditions in any one of the Company's markets on its overall performance.

  Advantageous Labor Arrangements. The Company believes that the labor agreements it recently entered into with its Louisiana and Tennessee workforces advantageously position the Company for future cost savings and efficiency enhancing opportunities. After a lengthy labor disruption at the Louisiana Facility was settled in late 1996, the Company entered into a six-year labor contract with the Louisiana workforce that provides for no compulsory wage increases other than through the Company's productivity incentive and profit-sharing plans. In 1997, the Company entered into a similar seven and one-half year labor contract with its Tennessee workforce. The Company believes that these incentive programs have contributed to the record productivity levels achieved by the Company in the first six months of fiscal 1998. As part of its strategic employee development efforts, the Company is committed to developing a high performance work culture through extensive training, a "pay-for-performance" culture, and individual development efforts incentivized through a "pay-for-knowledge" program. The Company believes that the workforce, through this program, will have an impact in achieving operational and productivity improvements.

  Experienced and Committed Management Team. Senior management of the Company average over 12 years with the Company and 17 years in the steel industry. Management has demonstrated its ability to successfully manage and incentivize its labor force, achieve improvements in operating results in challenging market conditions and integrate acquired operations.

BUSINESS STRATEGY

  The Company's objective is to continue to improve operating efficiencies and reduce costs through improved production processes, higher capacity utilization, and targeted capital investments. The Company will also consider strategic acquisitions, such as the acquisition of the Tennessee Facility, which complement or expand the Company's current operations or add finished goods or raw material capacity.

  Continue Operating Efficiency and Productivity Improvements. The Company intends to continue to improve operating results through increases in productivity and capacity utilization, reduced costs, and increased sales of high margin shape products. Through such efforts the Louisiana Facility lowered its labor cost by $15 per ton from 1992 through 1997, despite a $3 per ton increase in 1997 attributable to costs incurred from the return of previously striking employees. The Company believes that conversion cost per ton will be reduced further through capital investments and production incentives under its new labor contract. Additionally, the Company believes that at a minimal capital cost, it can expand its rolling capacity at the Louisiana Facility to approximately 600,000 tons per year. At the Tennessee Facility, the Company will continue to expand its merchant bar production. In fiscal 1997, the Tennessee Facility, which has an estimated annual rolling capacity of 250,000 tons, produced 144,609 tons of merchant bar products, a 51% increase over the prior year, and its production is expected to reach over 170,000 tons in fiscal 1998. The Company expects to commit approximately $4.0 million on various capital projects at the Tennessee Facility in fiscal 1998 to continue to reduce costs and improve productivity. The Company will continue to review capital spending opportunities that will benefit production while reducing costs and expanding product mix in its customer markets.

  Balance Melting and Rolling Capacity. The Company has approximately 610,000 tons of annual melting capacity compared to approximately 800,000 tons of annual rolling capacity, and as a result, must meet a portion of its steel billet requirements through purchases in the open market. The Company plans to increase the proportion of lower cost, internally produced billets supplied to its rolling operations through increased melt capacity at its Louisiana Facility. The Company is in the process of installing a ladle metallurgy furnace at the Louisiana Facility that is expected to increase melt shop capacity to approximately 650,000 tons at a capital cost of approximately $3.2 million. The LMF station is expected to allow better sequencing of melts by balancing the melting furnace operation with the continuous caster operation, which the Company believes will generate approximately $500,000 to $1.0 million in annual cost savings by enabling the melt furnace to run at an optimal rate. Management is also developing plans to implement a major melt shop upgrade which is expected to be completed in approximately two and one half years and would expand melt shop capacity to approximately 850,000 tons per year. The furnace upgrade would increase the size of the furnace to accept a larger scrap bucket, reducing the number of buckets per charge, and would replace the existing 60 MVA transformer with an ultra-high-powered 80 MVA transformer. The furnace upgrade is expected to generate cost savings of approximately $7.0 to $8.0 million per year. Upon the completion of these capital projects, the Company expects the Louisiana melt shop to have the capacity to supply the rolling mills at the Louisiana Facility and the Tennessee Facility with all of their billet requirements. In 1997, the melt shop at the Louisiana Facility supplied the rolling mill at the Tennessee Facility with only 17% of its billet requirements.

  Improve Scrap Sourcing. The Company continually seeks to increase its control over and reduce the cost of its scrap supply. In late 1995, in order to reduce its reliance on third parties for prepared scrap metal, the Company installed an automobile shredder on a site adjacent to the Louisiana Facility. During 1997, the automobile shredder supplied the Company with 12% of its total scrap requirements and all of its shredded scrap requirements at significantly reduced costs. Since its commencement of operations, the automobile shredder has continued to improve its efficiency and reduce costs, lowering the Company's cost to produce shredded scrap by 5% for the first six months of fiscal 1998 over the same period in fiscal 1997. The automobile shredder currently operates on one shift at a production run-rate of 100,000 tons of shredded scrap per year, and the Company intends to eventually increase its output. To supplement its shredded scrap activities, the Company has recently initiated the processing of other grades of scrap, including demolition scrap (scrap from tanks, barges and railcars), to further reduce its scrap costs. Additionally, the Company has procured approximately 25% of its scrap at prices lower than those offered by large scrap dealers by sourcing a portion of its scrap through smaller local dealers. The Company plans to expand the scope of these activities and seek opportunities to improve its scrap supply position in the future.

  Pursue Strategic Acquisitions. The Company may, from time to time, seek strategic acquisitions, such as the acquisition of the Tennessee Facility in 1995. Attractive candidates include steel producers and recycling operators which provide the opportunity to accelerate growth while complementing or expanding the Company's current operations.

  Realize Tax Benefits of Net Operating Loss Carryforwards. The Company will seek to maximize and accelerate its utilization of net operating loss carryforwards to offset taxable earnings achieved through efficiency improvements, cost savings and acquisitions. As of September 30, 1997, the Company had approximately $280 million of net operating loss carryforwards which could be used to offset taxable earnings of the Company, including the earnings of acquired entities.

MANUFACTURING PROCESS AND FACILITIES

  Steel scrap is the principal raw material used by the Company in its production process. The Company purchases most of its scrap needs on the open market and transports it to the Louisiana Facility by barge, rail, and truck, and stores it in a scrap receiving yard. With the use of a newly installed automobile shredder, the Company is able to process all of its shredded scrap requirements at significantly reduced costs, constituting approximately 12% of its steel scrap requirements. The scrap is transported to the Louisiana Facility's melt shop by rail or truck, where it is melted in a 99-ton capacity alternating current electric arc furnace which heats the scrap to approximately 3100(degrees)F. During the scrap melting and refining process, impurities are removed from the molten steel. After the scrap reaches a molten state, it is poured from the furnace into ladles, where adjustments of alloying elements and carbon are made to obtain the desired chemistry. The ladles of steel are then transported to one of two four-strand continuous casters in which the molten steel is solidified in water-cooled molds. The casters produce long strands of steel that are cut by torch into billets (semi-finished product), moved to a cooling bed and marked for identification. After cooling, the billets are transferred to the Louisiana rolling mill for further processing. Billets in excess of the Louisiana Facility's rolling mill requirements are either shipped to the Tennessee Facility via rail or sold to other processors.

  In the Louisiana Facility's rolling mill, the billets are reheated in a walking beam furnace with recuperative burners. After the billets are reheated to approximately 2000(degrees)F, they are rolled through up to fifteen mill stands which form the billets into the dimensions and sizes of the finished products. The heated finished shapes are placed on a cooling bed and then straightened and cut into either standard 40-foot lengths or specific customer lengths. The shapes are stacked into 2 1/2 to 5-ton bundles, processed (if needed) through an off-line saw to 20 foot standard lengths, and placed in a climate-controlled warehouse where they are subsequently shipped to the Company's stocking locations via barge or to customers directly via truck, rail, or barge.

  The Tennessee Facility's rolling mill uses steel billets which are received by rail, truck, or barge and then stored in a billet yard. The billets are reheated in a pusher reheat furnace with recuperative burners before being rolled. Once the billets are heated to approximately 2000(degrees)F, they are rolled through up to sixteen mill stands which form the billets into the dimensions and sizes of the finished products. The heated finished shapes are placed on a cooling bed and then straightened and cut into the appropriate customer lengths. The shapes are then stacked into 2 1/2 ton bundles and placed in a climate-controlled warehouse where they are subsequently shipped to customers directly via truck or rail.

PRODUCTS

  The Louisiana Facility is capable of producing a variety of light structural steel products and the Tennessee Facility is capable of producing a wide range of merchant bar products and rebar.

                                                               SIZE RANGE (IN
                                                                   INCHES)
                                                             -------------------
                             PROFILE                         TENNESSEE LOUISIANA
                             -------                         --------- ---------
      Equal Angles.......................................... 3/4-2 1/2    2-6
      Flats.................................................       1-4    4-8
      Channels..............................................       N/A    3-8
      Squares...............................................     1/2-1    N/A
      Rounds................................................     1/2-2    N/A
      Unequal Angles........................................       N/A    4-7
      Rebar (#3--#11)....................................... 3/8-1 3/8    N/A
      Standard Beams........................................       N/A    3-6
      Wide Flange Beams.....................................       N/A    4-8

  The light structural shapes, merchant bar products and rebar produced by the Company are used for a wide range of commercial and industrial applications, including the construction and maintenance of petrochemical plants, barges and light ships, railcars, trucks and trailers, rack systems, tunnel and mine support products, joists, sign and guardrail posts for highways, power and radio transmission towers, and bridges. Rebar is used in highway and bridge construction, concrete structures such as parking garages, and home construction for driveways, sidewalks and swimming pools.

  The Company plans to continue to emphasize the production of light structural shapes and merchant bar products. Rebar was last produced in 1995. Shape margins are historically considerably higher than those of rebar. The Tennessee Facility will produce rebar when appropriate opportunities exist.

  The Company's shapes are produced to various national specifications, such as those set by the American Society for Testing and Materials, or to specific customer specifications which have more stringent quality criteria. In addition, the Company is one of a few minimills that is certified by the American Bureau of Shipping. The Company certifies that its products are tested in accordance with nuclear, state highway, bridge and military specifications. The Company's products are also certified for state highway and bridge structures.

CUSTOMERS AND SALES

  The Company has approximately 550 customers in 44 states, Canada, Mexico, and overseas. The majority of the Company's finished products (approximately 64% in fiscal 1997) are sold to domestic steel service centers, while the remainder are sold to original equipment manufacturers (approximately 25% in fiscal 1997) and export customers (approximately 11% in fiscal 1997). Steel service centers warehouse steel products from various minimills and integrated mills and sell combinations of products from different mills to their customers. Some steel service centers also provide additional labor-intensive value-added services such as fabricating, cutting or selling steel by the piece rather than by the bundle. Rebar, when produced, will be selectively sold to a few customers who are not necessarily part of the existing customer base.

  In fiscal 1997, the Company's top ten customers accounted for approximately 39% of total shipments. No single customer accounted for greater than 10% of total sales. The Company believes that it is not dependent on any customer and that it could, over time, replace lost sales attributable to any one customer.

  The Company's products are sold domestically and in Canada, Mexico, and overseas on the basis of availability, quality, service, and price. The Company maintains a real-time computer information system, which tracks prices offered by competitors, as well as freight rates from its customers to both the Company's stocking locations and the nearest competitive facilities. A new system that allows the customer to manage its inventory needs at the Company was recently implemented at the location of a major customer. This system, which interfaces with the customer's system, reduces overhead and is intended to increase sales for the Company. The system also provides the customer with just-in-time inventory capabilities. The Company expects to expand use of this system and believes that this system gives it a competitive advantage.

  Although sales of shapes tend to be slower during the winter months due to the impact of winter weather on construction and transportation activities and during the late summer due to planned plant shutdowns of end-users, seasonality has not been a material factor in the Company's business. The Company's backlog of unfilled cancelable orders for shapes totaled $110 million as of September 30, 1997 and $63 million as of September 30, 1996. As of February 28, 1998, the Company's backlog totaled $137 million.

  The level of billet sales to third parties is dependent on the Company's billet requirements and worldwide market conditions, which may vary greatly from year to year. In the past three fiscal years the Company has consumed substantially all of its billet production resulting in minimal billet sales to third parties.

DISTRIBUTION

  The Louisiana Facility, which includes a deep-water dock, is strategically located on the Mississippi River, which the Company believes enhances its competitive posture by reducing its overall transportation costs because it can receive steel scrap and ship its product by barge, normally the least costly method of transportation in the steel industry. The Company also believes that the location of its minimill on the Mississippi River and its network of inland waterway warehouses enable it to access markets for its products that would otherwise be uneconomical to the Company due to the high freight costs of light structural products relative to their end selling price. The Company operates three inventory stocking warehouses in Chicago, Tulsa, and Pittsburgh, which complement its operations in Louisiana and Tennessee. These facilities, each of which is equipped with an inland waterway dock, enable the Company to significantly increase its marketing territory by providing storage capacity for its finished products in three additional markets and by allowing the Company to meet customer demand far from its Louisiana minimill and Tennessee rolling mill facilities on a timely basis. From these locations, product is primarily distributed by truck. In addition, the Company makes rail shipments to some customers, primarily those on the West Coast and in Mexico. With the recent completion of a rail spur into the Louisiana warehouse, the Company has expanded rail shipment.

  The Louisiana Facility's deep-water dock enables the Company to load vessels or ocean-going barges for overseas shipments, giving the Company low cost access to overseas markets. Additionally, the dock enables the Company to access scrap from the Caribbean and South and Central America, an important strategic factor which mitigates the impact of fluctuations in domestic scrap prices on the Company's performance. Since the minimill is only 35 miles from the Port of New Orleans, smaller quantities of shapes or billets can be shipped overseas on cargo ships from that port. The Company believes it has a freight cost advantage over land-locked domestic competitors in serving the export market. This advantage permits the Company to compete with foreign minimills in certain export markets. In recent years, due to strong domestic margins, the Company has only occasionally accessed overseas markets.

  The Tennessee Facility provides access for the Company to the Appalachian states and the lower Midwest, plus additional access to the upper Midwest, the Southeast and the Mid-Atlantic regions. The Tennessee Facility's product line can be distributed through the Louisiana Facility or through its distribution centers in Chicago, Pittsburgh, and Tulsa. Currently, the Tennessee Facility is only using the Chicago stocking location. The Tennessee Facility's location is accessible by all forms of transportation; the plant is in close proximity to two major interstate highways, is four miles from a barge dock, and is situated on the main line of the Norfolk Southern Railroad.

  The Company believes that the elimination of current duties in Canada and Mexico as a result of the passage of the North American Free Trade Agreement ("NAFTA") will increase the competitiveness of the Company's products compared to locally produced products in such countries. During fiscal 1997, 1996, and 1995, 10%, 9% and 10% respectively, of the Company's tons shipped were exported to Canada and Mexico. There can be no assurance, however, that there will be an increase in the Company's shipments to Canada and Mexico as a result of the passage of NAFTA.

COMPETITION

  The Company competes in the markets for light steel structural shapes and bar shape products. The Company does not currently compete with minimill flat rolled producers, most domestic integrated steel producers, or rebar manufacturers.

  Structural Shapes. The Louisiana Facility's location on the Mississippi River, as well as the Company's stocking locations in three additional regions of the country, provide access to large markets in the Eastern, Midwestern, Southern, and Central portions of the United States. As a result, the Company competes in the structural shape market with several major domestic minimills in each of these regions. Depending on the region and product, the Company primarily competes with Nucor Corporation, Structural Metals, Inc., North Star Steel Co., Lake Ontario Steel Corporation, Birmingham Steel, Ameristeel, and Northwestern Steel and Wire Company, among others. Certain of these competitors have significantly greater financial resources than the Company.

  Bar Shapes. In fiscal 1998, the Company expects to sell most of the Tennessee Facility's yearly production of bar shape products in its regional market. Competitors in the region are Ameristeel, Structural Metals, Inc., Nucor Corporation, Birmingham Steel, Roanoke Electric, North Star Steel Co., SMI/Cayce Steel, and Marion Steel.

  Rebar. The Tennessee Facility will produce rebar in varying quantities depending on economic and market trends. The Tennessee Facility's main competitor will be AmeriSteel in Knoxville, Tennessee. Ameristeel, however, fabricates a large portion of its rebar in competition with independent fabricators who would be the target customers of the Tennessee Facility. Independent fabricators opting not to buy from a competitor may create a significant niche for the Tennessee Facility's rebar. Other competitors include SMI/Cayce Steel, Birmingham Steel, Nucor Corporation, and Co-Steel.

  Foreign steel producers historically have not competed significantly with the Company in the domestic market for shape sales due to higher freight costs relative to end product prices. Foreign competition could increase, however, as a result of changes in currency exchange rates and increased steel subsidies by foreign governments.

RAW MATERIALS

  The Company's major raw material is steel scrap, which is generated principally from industrial, automotive, demolition, railroad, and other scrap sources and is primarily purchased directly by the Company in the open market through a large number of steel scrap dealers. The Company is able to efficiently transport scrap from suppliers throughout the inland waterway system and through the Gulf of Mexico, permitting it to take advantage of scrap purchasing opportunities far from its minimill, and to protect itself from supply imbalances that develop from time to time in specific local markets. In addition, unlike many other minimills, the Company, through its own scrap purchasing staff, buys scrap primarily from scrap dealers and contractors rather than through brokers. The Company believes that its enhanced knowledge of scrap market conditions gained by being directly involved in scrap procurement on a daily basis, coupled with management's extensive experience in metals recycling markets, gives the Company a competitive advantage. The Company does not currently depend upon any single supplier for its scrap. No single vendor supplies more than 10% of the Company's scrap needs. The Company, on average, maintains a 25-day inventory of steel scrap.

  The Company has a program of buying directly from local scrap dealers for cash. Through this program, the Company has procured approximately 25% of its scrap at prices lower than those of large scrap dealers. The Company has also installed an automobile shredder, which is located at a site adjacent to the Louisiana Facility, to produce shredded steel scrap, one of several types used by the Company. MRR, a division of the Company, began operating the automobile shredder in late fiscal 1995. It is the Company's intention to expand MRR's business activities to processing other types of unprepared scrap which would be used by the Company, thereby decreasing the Company's demand on third parties for prepared scrap metal. During fiscal 1997, MRR supplied 12% of the Company's total scrap requirements.

  The cost of steel scrap is subject to market forces, including demand by other steel producers. The cost of steel scrap to the Company can vary significantly, and product prices generally cannot be adjusted in the short-term to recover large increases in steel scrap costs. Over longer periods of time, however, product prices and steel scrap prices have tended to move in the same direction.

  The long-term demand for steel scrap and its importance to the domestic steel industry may be expected to increase as steel makers continue to expand scrap-based electric arc furnace capacity. For the foreseeable future, however, the Company believes that supplies of steel scrap will continue to be available in sufficient quantities at competitive prices. In addition, a number of technologies exist for the processing of iron ore into forms which may be substituted for steel scrap in electric arc furnace-based steel making. Such forms include direct-reduced iron, iron carbide, and hot-briquetted iron. While such forms may not be cost competitive with steel scrap at present, a sustained increase in the price of steel scrap could result in increased implementation of these alternative technologies.

  The Tennessee Facility currently purchases billets on the open market to supply part of its billet requirements. The Company currently has competitive billet supply contracts with several vendors which expire on December 31, 1998.

  The Company has not experienced any shortages or significant delays in delivery of these materials. The Company believes that an adequate supply of raw materials will continue to be available.

ENERGY

  The Company's manufacturing process at the Louisiana Facility consumes large volumes of electrical energy and natural gas. The Company purchases its electrical service needs from a local utility company pursuant to a contract originally executed in 1980 and extended in 1995 for a six year period. The base contract is supplemented to provide lower cost off-peak power and known maximums in higher cost firm demand power. In addition, the Company receives discounted peak power rates in return for the utility company's right to periodically curtail service during periods of peak demand. These curtailments are generally limited to a few hours and, in prior years, have had negligible impact on operations; however, the Louisiana Facility experienced an unusual number and duration of power curtailments in the fourth quarter of fiscal 1996 and 1997 due to generating and transmission failures at the local utility company.

  The Louisiana Facility's contract with the local utility company contains a fuel adjustment clause which allows the utility company to pass on to its customers any increases in price paid for the various fuels used in generating electrical power and other increases in operating costs. This fuel adjustment applies to all of the utility company's consumers. In the fourth quarter of fiscal 1997, the Company experienced high fuel adjustment cost due to the utility company passing on the cost for an extended nuclear unit shutdown. If the price that the utility company pays for fuel, such as natural gas, increases, then the Louisiana Facility's energy expense could increase. The Company believes that its utility rates at the Louisiana Facility have, in the past, been competitive in the domestic minimill steel industry; however, due to the aforementioned factors, the Company believes that its utility rates were not as competitive in fiscal 1997 and late fiscal 1996 as they had previously been. To a lesser extent, the Louisiana Facility's manufacturing Facility consumes quantities of natural gas via two separate pipelines serving the facility. The Company purchases its natural gas on a month-to-month basis from a variety of suppliers. Natural gas expense increased slightly from 1996 to 1997. Historically, the Louisiana Facility has been adequately supplied with electricity and natural gas and does not anticipate any significant curtailments in its operations resulting from energy shortages.

  The Tennessee Facility's manufacturing process consumes both electricity and natural gas. The Tennessee Facility purchases its electricity from a local Tennessee utility company. Historically, the Tennessee Facility's local utility company has had one of the lowest power rates in the country. In 1995, the Company negotiated a ten year contract at a favorable rate with the local utility company and has no reason to believe that a similar contract will not be renewed upon similar terms. The Harriman, Tennessee area is served by only one gas pipeline. Currently, the Tennessee Facility does not have a direct interconnect with this pipeline so all gas for the plant must be purchased through a Local Distribution Company ("LDC"). Thus, the Company must pay the wellhead price plus transportation charges and the LDC mark up. The Company believes this premium adds approximately $1 per ton to the Tennessee Facility's cost structure. (This is not an uncommon arrangement throughout the industry.) In fiscal 1997, natural gas prices per ton charged increased by $1 per ton due largely to market forces.

ENVIRONMENTAL MATTERS

  Like others in the industry, the Company's minimill is required to control the emission of dust from its electric arc furnaces that contains lead, cadmium, and chromium, which are considered hazardous. The Company is subject to various Federal, state and local laws and regulations, including, among others, the Clean Air Act, the 1990 Amendments, the Resource Conservation and Recovery Act, the Clean Water Act and the Louisiana Environmental Quality Act, and the regulations promulgated in connection therewith, concerning the discharge of contaminants which may be emitted into the air and discharged into the waterways, and the disposal of solid and/or hazardous waste such as electric arc furnace dust. The Company has a full-time manager who is responsible for monitoring the Company's procedures for compliance with such rules and regulations. The Company does not anticipate any substantial increase in its costs for environmental remediation or that such costs will have a material adverse effect on the Company's competitive position, operations or financial condition.

  In the event of a release or discharge of a hazardous substance to certain environmental media, the Company could be responsible for the costs of remediating the contamination caused by such a release or discharge. In the last five years, the only environmental penalty assessed to the Company was a $2,500 fine levied in 1996 in conjunction with an Air Quality Notice of Violation issued by the Louisiana Department of Environmental Quality (the "LDEQ"). During fiscal 1997, the USPIRG filed a lawsuit in Louisiana against the Company for alleged violations of air quality regulations. USPIRG is asking the court to award it appropriate legal fees and to assess appropriate penalties against the

Company. The Company believes it has meritorious defenses to these charges. The Company believes it is in substantial compliance with applicable air quality environmental requirements.

  The Company plans to close two storm-water retention ponds at the Louisiana Facility's minimill. The Company has conducted limited analysis of the effluents of these ponds, and although this analysis has indicated that there is a limited potential for contamination, the Company does not believe that future remediation costs, if any, will be material. The LDEQ has approved a sampling plan to analyze the contents of the pond sediments which could indicate a greater level of contaminants than suggested by the Company's limited testing. In such case, the costs of clean up could be higher than the Company now believes. Until such sampling is completed, however, it is impossible to estimate such costs.

  The Resource Conservation and Recovery Act regulates the management of emission dust from electric arc furnaces. The Company currently collects the dust resulting from its melting operation through an emissions control system and disposes of it through an approved waste recycling firm. The dust management costs were approximately $2.0 million in fiscal 1995, $2.0 million in fiscal 1996 and $1.3 million in fiscal 1997. The recycling costs declined in fiscal 1997 due to increases in recycling competition and implementation of a new dust recycling contract. In fiscal 1990, a small quantity of dust containing very low concentrations of radioactive material inadvertently entered the scrap stream on one occasion. All of this dust was captured by the emissions control system and is being held pending a decision as to its appropriate disposal. The Company has estimated that the ultimate disposal costs of this dust will be approximately $500,000.

  TVSC, the prior owners of the Tennessee Facility, had entered into the TVSC Consent Order with the Tennessee Department of Environment and Conservation under its voluntary clean-up program. The Company, in acquiring the assets of TVSC, has entered into the Bayou Steel Consent Order, which is supplemental to the previous TVSC Consent Order and does not affect the continuing validity of the TVSC Consent Order. The ultimate remedy and clean-up goals will be dictated by the results of human health and ecological risk assessment which are components of a required, structured investigative, remedial, and assessment process. The definitive asset purchase agreement between the Company and TVSC provided for $2.0 million of the purchase price to be held in escrow and applied to costs incurred by the Company for activities pursuant to the TVSC Consent Order (with an additional $1.0 million to be held for one year for such costs and other costs resulting from a breach of TVSC's representations and warranties in the agreement). As of March 31, 1998, investigative, remedial, and risk assessment activities have resulted in expenses of approximately $1.3 million. At this time, the Company does not expect the costs of resolution of the TVSC Consent Order to exceed funds provided by the escrow agreement. In July 1997, TVSC's former bank lenders and certain other parties filed an adversary proceeding against the Company in the United States Bankruptcy Court. The banks are contesting certain of the Company's reimbursement claims, aggregating approximately $1.1 million, in connection with remediation work performed by the Company, alleging that much of the remediation work was not performed prior to the first anniversary of the closing date of the acquisition and that the work performed exceeded the scope of the remediation work required under the TVSC Consent Order. If the banks are successful in their claims, the Company may incur costs for remediation work that will not be reimbursed from the escrow fund. Except for the foregoing consent orders, the Company believes that it is currently in material compliance with all Environmental Laws.

  Environmental Laws have been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken, but that have been found to affect the environment and to create rights of action for environmental conditions and activities. Under Superfund legislation, a company that has sent waste to a third party disposal site could be held liable for the entire cost of remediating such site regardless of fault or the lawfulness of the original disposal activity and also for related damages to natural resources. As of March 31, 1998, the Company has not received any notice letters under Superfund legislation.

  The Company's future expenditures for installation of environmental control facilities are difficult to predict. Environmental legislation, regulations and related administrative policies are continuously modified. Environmental issues are also subject to differing interpretations by the regulated community, the regulating authorities and the courts. Consequently, it is difficult to forecast expenditures needed to comply with future regulations. Therefore, at this time, the Company cannot estimate those costs associated with compliance and the effect the upcoming regulations will have on the Company's competitive position, operations, or financial condition. In fiscal 1997, the Company spent approximately $200,000 on various environmental capital projects. In fiscal 1998, the Company intends to spend approximately $900,000 on various environmental capital projects. Furthermore, there can be no assurance that material environmental liabilities will not be incurred by the Company in the future or that future compliance with Environmental Laws (whether those currently in effect or enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SAFETY AND HEALTH MATTERS

  The Company is subject to various regulations and standards promulgated under the Occupational Safety and Health Act, which are administered by OSHA. These regulations and standards are minimum requirements for employee protection and health. It is the Company's policy to meet or exceed these minimum requirements in all of the Company's safety and health policies, programs, and procedures.

  The Company knows of no other material safety or health issues.

EMPLOYEES

  As of March 31, 1998, the Company had 583 employees, of whom 147 were salaried office, supervisory and sales personnel, and 436 were hourly employees. Approximately 415 are covered by labor contracts. During the later part of October and early November of 1996, the Company began the process of rehiring eligible employees that were previously on strike. All returning employees have been integrated into the work force and there are no current disputes with employees related to their employment, and the Company believes its relations with employees to be good.

  On March 21, 1993, the Union initiated a strike after the parties failed to reach agreement on a new labor contract due to differences on economic issues. As a result of a strategic contingency plan, the Company was able to avoid complete suspension of operations by operating the minimill with fewer workers and by utilizing a combination of temporary replacement workers, strikers who returned to work, and salaried employees. On September 23, 1996, the Company and Union entered into a settlement agreement which, among other issues, resulted in a new six year labor contract. The Company considers the contract terms to be favorable. The Company incurred in fiscal 1997 some one-time expenditures, such as employment physicals and drug tests, training for returning workers and existing workers, extra security, and legal expenses for arbitration cases related to disciplinary action.

  In August 1993, the Union announced a corporate campaign designed to bring pressure on the Company from individuals and institutions with direct financial or other interests in the Company. The Company filed a lawsuit in federal court in Delaware under RICO against the Union for their conduct in connection with this campaign. On October 29, 1997, the Company reached an agreement with the Union, the effect of which was not material to the financial position or results of operations of the Company.

  In conjunction with the acquisition of the assets of TVSC the Union filed certain charges with the NLRB. On August 16, 1996, the Company reached a settlement with the Union which was approved by the NLRB. A seven and one half year labor agreement was negotiated and ratified on May 16, 1997. The Company considers the contract terms to be favorable.

PROPERTIES

  The Company's principal operating properties are listed in the table below. The Company believes that its properties and warehouse facilities are suitable and adequate to meet its needs and that the size of its warehouse facilities is sufficient to store the level of inventory necessary to support its level of distribution.

        LOCATION                                  PROPERTY
        --------                                  --------
LaPlace, Louisiana...... Approximately 287 acres of land, including a shredder, melt shop, rolling mill, related equipment, a 75,000
                         square foot warehouse, and dock facilities situated on
                         state-leased water bottom in the Mississippi River under
                         a 45-year lease with 39 years remaining.
Harriman, Tennessee..... Approximately 198 acres of land, 175,000 square feet of steel mill buildings, including a melt shop (which the
                         Company does not intend to use), a 39,600 square foot
                         warehouse, a rolling mill, and related equipment.
Chicago, Illinois....... Approximately 7 acres of land, a dock on the Calumet
                         River, and buildings, including a recently renovated
                         100,000 square foot warehouse.
Tulsa, Oklahoma......... 63,500 square foot warehouse facility with a dock on the
                         Arkansas River system. Located on land under a long-term
                         lease. The original term of the lease is from April 1,
                         1989 through March 31, 1999; the Company has two 10-year
                         renewal options through March 31, 2019.
Pittsburgh,
 Pennsylvania........... 112,000 square foot leased warehouse facility with a dock on the Ohio River. The original term of the lease was
                         from January 1, 1987 through June 30, 1992; the Company
                         is in the second of three 5-year renewal options through
                         June 30, 2007.
Louden County,
 Tennessee.............. Approximately 25 acres of undeveloped land along the
                         Tennessee River, available for future use as a stocking
                         location.

  The principal asset comprising the Collateral is the Louisiana Facility. See "Description of the First Mortgage Notes--Security." None of the other properties described above serve as Collateral.

LEGAL PROCEEDINGS

  The Company is not involved in any pending legal proceedings which involve claims for damages exceeding 10% of its current assets. The Company is not a party to any material pending litigation which, if decided adversely, would have a significant impact on the business, income, assets, or operation of the Company, and the Company is not aware of any material threatened litigation which might involve the Company. See also "--Employees," "--Environmental Matters," "--Safety and Health Matters," and the consolidated financial statements of the Company and notes thereto included elsewhere herein.

                                  MANAGEMENT

  Set forth below is information concerning the directors and executive officers of the Company as of December 31, 1997. Directors of Bayou Steel serve a term of one year, expiring in February 1999, or until their successors are elected and qualified.

          NAME           AGE                         CURRENT POSITION
          ----           ---                         ----------------
Howard M. Meyers........  55 Chairman and Chief Executive Officer
Jerry M. Pitts..........  46 President, Chief Operating Officer and Director
Richard J. Gonzalez.....  50 Vice President, Chief Financial Officer, Treasurer and Secretary
Timothy R. Postlewait...  47 Vice President of Plant Operations
Rodger A. Malehorn......  55 Vice President of Commercial Operations
Henry S. Vasquez........  47 Vice President of Human Resources
Lawrence E. Golub.......  38 Director
Jeffrey P. Sangalis.....  39 Director
Stanley S. Shuman.......  62 Director
Melvyn N. Klein.........  55 Director
Albert P. Lospinoso.....  61 Director

  Howard M. Meyers has been Director, Chairman of the Board, and Chief Executive Officer of the Company since September 1986, and was also President until September 21, 1994. Since 1984, Mr. Meyers has been a Director, Chairman of the Board, Chief Executive Officer and President of Quexco Incorporated ("Quexco"), a privately owned company.

  Jerry M. Pitts has been Director, President and Chief Operating Officer of the Company since September 1994. He served as Executive Vice President and Chief Operating Officer of the Company from 1991 to 1994. He served as Executive General Manager of the Company from 1987 to 1991. From 1986 to 1987, he served the Company as General Manager of Operations; from 1984 to 1986, he was Superintendent of Melting Operations; and from 1980 to 1984, he was General Foreman of Melting. Mr. Pitts worked in various management capacities related to production and process engineering at U.S. Steel Corporation from 1974 to 1980.

  Richard J. Gonzalez has been Vice President, Treasurer, and Chief Financial Officer of the Company since July 1991 and Secretary of the Company since September 1994. He served as General Manager, Finance of the Company from 1987 to 1991. He has served the Company since October 1983 in the capacities of Data Processing Manager and Assistant to the Vice President of Finance and Controller. From 1982 to 1983, he was Vice President and Chief Financial Officer of Jimco, Incorporated. Prior to that, Mr. Gonzalez was a Manager in the Consulting Division of the accounting firm of Arthur Andersen LLP for nine years. Mr. Gonzalez spent three years in the U.S. Public Health Service and is a certified public accountant.

  Timothy R. Postlewait has been Vice President of Plant Operations of the Company since July 1991. He served as General Manager, Plant Operations of the Company from 1987 to 1991. He has served in management positions with the Company as Superintendent, Melt Shop Operations from 1986 to 1987 and Superintendent, Quality Assurance from 1981 to 1986. From 1977 to 1981, Mr. Postlewait worked in management positions with Chaparral Steel Company, and from 1972 to 1977, he worked with United Nuclear Corporation as a Senior Engineer.

  Rodger A. Malehorn has been Vice President of Commercial Operations of the Company since July 1991. He served as General Manager, Commercial Operations from 1987 to 1991. Mr. Malehorn has served in management-level positions with the Company since April 1984. From 1981 to 1984, he was Vice President and General Manager of Louisiana Scrap Metal Inc. Prior to that, Mr. Malehorn worked for Luria Brothers & Co., Inc., a scrap recycling operation, for three years and Lukens Steel Company for thirteen years in various management positions relating to melt shop operations.

  Henry S. Vasquez has been Vice President of Human Resources since September 1992. Prior thereto, he had been employed in various executive Human Resource positions with Lyondell Petrochemical Inc. from April 1989 to April 1992; with Frito Lay Company from August 1983 to April 1989; with Hydril Co. from May 1977 to August 1983; and with Stanco Industries from April 1975 to May 1977.

  Lawrence E. Golub has served as a director of the Company since 1988. Mr. Golub has been President of Golub Associates, Inc., an equity investment firm, since August 1994. From September 1993 to August 1994, Mr. Golub was a Managing Director of Bankers Trust Company in New York, New York. From September 1992 to August 1993, Mr. Golub was a White House Fellow. Mr. Golub was Managing Director of Wasserstein Perella Capital Markets from February 1990 to August 1992 and an officer of Allen & Company Incorporated, an investment banking firm, from 1984 to February 1990. From February 21, 1991 until September 21, 1994, Mr. Golub served as a Director of the Company elected by the Class B Common Stockholder.

  Jeffrey P. Sangalis has served as a director of the Company since 1995. Mr. Sangalis is a Partner and director of Rice Sangalis Toole & Wilson, Vice President and Managing Director of Rice Mezzanine Lenders, L.P., Rice Partners II, L.P. and RSTW Partners III, L.P., and Chairman and director of Jotan, Inc.

  Stanley S. Shuman has served as a director of the Company since 1988. Mr. Shuman is an Executive Vice President and Managing Director of both Allen Holding, Inc. and Allen & Company Incorporated. Mr. Shuman is a director of The News Corporation Limited, Hudson General Corporation, Global Asset Management, U.S.A., and Sesac Inc.

  Melvyn N. Klein has served as a director of the Company since 1988. Mr. Klein has been a practicing attorney and a private investor in Corpus Christi, Texas. He has been a director of Quexco since 1984. He is the sole shareholder, sole director and President of JAAK Holding Corporation, the Managing General Partner of GKH Partners, L.P., which is the sole General Partner of GKH Investments, L.P., an investment fund; founder and principal of Questor Partners Fund, L.P.; and a director of Anixter International, Inc., Santa Fe Energy Resources, and Hanover Compressor Company.

  Albert P. Lospinoso has served as a director of the Company since 1988. Mr. Lospinoso was Chairman of the Board of RSR Corporation ("RSR") a privately owned, nonferrous metals recycle smelting and refining company with offices in Dallas, Texas, and plants in Dallas, Texas; Middletown, New York; Indianapolis, Indiana; and City of Industry, California from May 1996 to March 1997. He was Chief Executive Officer, President and director of RSR until May 1996. From July 1992 until July 1995, Mr. Lospinoso was President and Chief Operating Officer of RSR, and for more than five years prior to that he was the Executive Vice President, Chief Operating Officer and a director of RSR and its predecessor companies. Since 1984, Mr. Lospinoso has been a director of Quexco.

  There are no family relationships among the directors and executive officers of the Company.

DIRECTOR COMPENSATION

  The Company pays each non-employee director $30,000 per year, payable in quarterly installments, for serving as a director, plus expenses for each meeting of the Board of Directors or a Committee of the Board that a director attends. The Company does not compensate directors who are officers of the Company for services as directors. Mr. Meyers and Mr. Pitts are the only directors who are officers of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Company's Compensation Committee are Messrs. Stanley S. Shuman, Lawrence E. Golub, and Albert P. Lospinoso. No member of the Compensation Committee has been an officer or employee of the Company. No executive officer of the Company served in the last fiscal year as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or on the Compensation Committee of the Company.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation earned by the Company's Chief Executive Officer and the four other most highly-compensated executive officers for the fiscal years 1995 through 1997.

                          SUMMARY COMPENSATION TABLE

                                                    ANNUAL
                                                 COMPENSATION
                                               -----------------    ALL OTHER
       NAME AND PRINCIPAL POSITION        YEAR  SALARY   BONUS   COMPENSATION(1)
       ---------------------------        ---- -------- -------- ---------------
Howard M. Meyers......................... 1997 $502,488 $      0     $    0
 Chairman and Chief                       1996  474,675        0          0
 Executive Officer                        1995  465,504        0          0
Jerry M. Pitts........................... 1997  300,000        0      2,549
 President and Chief                      1996  225,000        0      2,477
 Operating Officer                        1995  225,000  112,500      1,538
Timothy R. Postlewait.................... 1997  166,000        0      2,249
 Vice President                           1996  150,000        0      2,062
 of Plant Operations                      1995  150,000   63,974      1,508
Richard J. Gonzalez...................... 1997  157,000        0      2,049
 Vice President, Chief Financial          1996  147,000        0      1,855
 Officer, Treasurer and Secretary         1995  147,000   77,910      1,489
Rodger A. Malehorn....................... 1997  150,000        0      1,751
 Vice President of                        1996  132,000        0      1,636
 Commercial Operations                    1995  132,000   60,065      1,457

--------
(1) Includes amounts contributed by the Company to a 401(k) Plan for matching contributions. For fiscal 1997, the Company's contributions were $2,375 for Mr. Pitts, $2,075 for Mr. Postlewait, $1,875 for Mr. Gonzalez, and $1,463 for Mr. Malehorn. Also includes the dollar value of term life insurance premiums paid by the Company for the benefit of these officers.

                         FISCAL YEAR-END OPTION VALUES

  The following table presents the value of unexercised options at September 30, 1997.

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                SEPTEMBER 30, 1997       SEPTEMBER 30, 1997(1)
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            ----             ----------- ------------- ----------- -------------
Howard M. Meyers............        0            0       $  N/A       $  N/A
Jerry M. Pitts..............   18,000       12,000        9,000        6,000
Timothy R. Postlewait.......    9,000        6,000        4,500        3,000
Richard J. Gonzalez.........    9,000        6,000        4,500        3,000
Rodger A. Malehorn..........    9,000        6,000        4,500        3,000

--------
(1) At September 30, 1997, the closing sales price for Bayou Steel's Class A Common Stock on the American Stock Exchange was $4.875.

EMPLOYEE BENEFIT PLANS

  The following table specifies the estimated annual benefits upon retirement under the Bayou Steel Corporation Retirement Plan (the "Retirement Plan") to eligible employees of the Company of various levels of average annual compensation and for the years of service classifications specified:

                              PENSION PLAN TABLE

                                                       YEARS OF SERVICE
                                                -------------------------------
             AVERAGE ANNUAL COMPENSATION          10      20      30      40
             ---------------------------        ------- ------- ------- -------
      $ 20,000................................. $ 1,200 $ 2,400 $ 3,600 $ 3,600
        50,000.................................   4,035   8,070  12,105  12,105
       100,000.................................   9,535  19,070  28,605  28,605
       150,000.................................  15,035  30,070  45,105  45,105
       200,000.................................  16,135  32,270  48,405  48,405
       250,000.................................  16,135  32,270  48,405  48,405
       300,000.................................  16,135  32,270  48,405  48,405
       600,000.................................  16,135  32,270  48,405  48,405

  The Company has adopted the Retirement Plan covering eligible employees of the Company not covered by a collective bargaining agreement. Under the terms of the Retirement Plan, the monthly retirement benefits of a participant payable at the participant's normal retirement date are equal to (i) .6% of average monthly compensation, multiplied by years of credited service (not to exceed 30 years), plus (ii) .5% of that portion, if any, of average monthly compensation which is in excess of the participant's average social security taxable wage base, multiplied by years of credited service (not to exceed 30 years).

  Annual retirement benefits are computed on a straight life annuity basis without deduction for Social Security or other benefits. The Tax Code limits the amount of annual compensation that may be counted for the purpose of calculating pension benefits, as well as the annual pension benefits that may be paid, under the Retirement Plan. For 1997, these amounts are $160,000 and $125,000, respectively.

  Earnings of the named executive officers, for purposes of calculating pension benefits, approximate the aggregate amounts shown in the Annual Compensation columns of the Summary Compensation Table, except for Messrs. Meyers, Pitts, and Postlewait whose earnings for purposes of such calculation are subject to the $160,000 limitation discussed above.

  The years of credited service under the Retirement Plan as of October 1, 1997 for each of the five most highly compensated officers of the Company are:
Howard M. Meyers, 11 years; Jerry M. Pitts, 16 years; Timothy R. Postlewait, 16 years; Richard J. Gonzalez, 14 years; and Rodger A. Malehorn, 13 years.

EMPLOYMENT CONTRACT

  Pursuant to agreements between Mr. Howard M. Meyers and the Company, Mr. Meyers is entitled to an annual cash salary equal to the greater of (x) a base amount of $350,000 adjusted for increases in the consumer price index since December 1985 or (y) 2% of the Company's pretax net income earned during the immediately preceding year (or 1% if Mr. Meyers is no longer both the Chairman and Chief Executive Officer of the Company with substantial day-to-day managerial responsibilities).

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as of February 28, 1998 with respect to the beneficial ownership of each class of Common Stock of the Company by (a) each person known by the Company to own beneficially more than 5% of the Class A, Class B or Class C Common Stock of the Company, (b) each director or named executive officer of the Company, and (c) all directors and executive officers of the Company as a group. The information set forth below is based upon information furnished by the persons listed. Unless otherwise indicated, all shares shown as beneficially owned are held with sole voting and investment power.

                                              COMMON STOCK(1)
                           -----------------------------------------------------
                                    CLASS A                    CLASS B
                           -------------------------- --------------------------
                            NUMBER OF                  NUMBER OF
                              SHARES       PERCENT       SHARES       PERCENT
                           BENEFICIALLY OUTSTANDING & BENEFICIALLY OUTSTANDING &
                              OWNED      EXERCISABLE     OWNED      EXERCISABLE
                           ------------ ------------- ------------ -------------
How & Company............     540,300        5.09              0          0
 c/o The Northern
 Trust Co.
 P.O. Box 92303
 Chicago, Il 60675
Bayou Steel Properties
 Limited(2)..............           0           0      2,271,127        100
 2777 Stemmons Freeway
 Dallas, TX 75207
Jeffrey P. Sangalis(3)...     822,422        7.19              0          0
Stanley S. Shuman(2)(4)..     817,880        7.71              0          0
Howard M. Meyers(2)......     300,000        2.83      2,271,127        100
Lawrence E. Golub........     103,000           *              0          0
Melvyn N. Klein(2).......      60,000           *              0          0
Jerry M. Pitts(5)........      24,204           *              0          0
Richard J. Gonzalez(6)...      13,180           *              0          0
Timothy R. Postlewait(6).      12,287           *              0          0
Rodger A. Malehorn(6)....      11,504           *              0          0
Albert P. Lospinoso(2)...      10,000           *              0          0
All directors and
 executive officers as a
 group(7)  (11 persons)..   2,181,037       18.99      2,271,127        100

--------
 * Less than one percent.

(1) All 100 shares of Bayou Steel's Class C Common Stock are owned by Voest-Alpine International Corporation, Lincoln Building, Suite 4510, 60 East 42nd Street, New York, New York 10165. Holders of Class C Common Stock have a vote on all matters, except for the election of directors. See "Principal Shareholders--Voting Rights."

(2) All 300,000 shares of Class A Common Stock are owned by a limited partnership in which Mr. Meyers and his wife are the sole limited partners and of which the general partner is a corporation all of the stock of which is owned by Mr. Meyers. Through his control of the corporate general partner of the limited partnership, Mr. Meyers has sole voting and dispositive power over the 300,000 shares of Class A Common Stock. The limited partnership also owns 60% of the Common Stock of Bayou Steel Properties Limited (the "BSPL"), a Delaware corporation.

    Through his control of the corporate general partner of the limited partnership, Mr. Meyers controls BSPL's voting power. Since BSPL owns 100% of the Company's Class B Common Stock, Mr. Meyers has sole voting and dispositive control of the Class B Common Stock. The Class B Common Stock accounts for a maximum of 60% of the voting power of the Company. Therefore Mr. Meyers may be deemed to "control" the Company. Allen & Company Incorporated and Messrs. Klein, Lospinoso, and Shuman are minority stockholders of BSPL owning 2.08%, 2.77%, 0.76%, and 1.17%, respectively, and Messrs. Lospinoso and Meyers are directors of BSPL.

(3) All 822,422 shares are subject to a warrant beneficially owned by Rice Partners II, L.P. Mr. Sangalis is a Vice President and Managing Director of Rice Partners II, L.P. Mr. Sangalis disclaims beneficial ownership of such shares. In addition, Rice Partners II, L.P. owns preferred stock of the Company pursuant to a Preferred Stock and Warrant Purchase Agreement, dated June 13, 1995, which among other things, allows the holder to designate a director to the Company's board.

(4) Includes 522,528 shares of Class A Common Stock owned by Allen Holding, Inc., which owns all of the outstanding shares of Allen & Company Incorporated; Mr. Shuman is an Executive Vice President and Managing Director of Allen & Company Incorporated. Mr. Shuman disclaims beneficial ownership of such shares. Includes an aggregate of 60,000 shares of Class A Common Stock owned by trusts for the benefit of Mr. Shuman's children, of which Mr. Shuman disclaims beneficial ownership. Mr. Shuman has no voting or investment power, shared or otherwise, in the foregoing shares.

(5) Includes exercisable options for 18,000 shares of Class A Common Stock.

(6) Includes exercisable options for 9,000 shares of Class A Common Stock for each of Messrs. Gonzalez, Postlewait and Malehorn.

(7) Includes 873,422 shares of Class A Common Stock, subject to exercisable warrants and stock options held by such persons.

VOTING RIGHTS

  Except as to certain matters on which holders of the Class B Common Stock and the holders of the Class C Common Stock have class voting rights, the holders of the Class A Common Stock, together with the holders of the Class C Common Stock, are entitled to one vote per share and in the aggregate 40% of the votes eligible to be cast for all matters other than the election of directors. The holders of the Class B Common Stock are entitled to 60% of the votes eligible to be cast for all matters other than the election of directors. Certain transactions, such as the sale or acquisition of assets that exceed 20% of the Company's consolidated net worth (as determined in accordance with the Company's certificate of incorporation) require the consent of stockholders representing 80% of the votes that may be cast.

  The holders of the Class A Common Stock have the right to elect, as a class, that number of directors which represents 40% of the number of directors then comprising the Board of Directors and the holders of the Class B Common Stock have the right to elect, as a class, that number of directors which represents 60% of the number of directors then comprising the Board of Directors. Except as set forth below, the holders of the Class C Common Stock are not entitled to elect directors. So long as the Class A Common Stock is listed on the American Stock Exchange, if the number of shares of Class B Common Stock outstanding is less than 12.5% of the aggregate number of outstanding shares of Common Stock, the holders of the Class A Common Stock will, in addition to the voting rights discussed above, be entitled to vote as a class with the Class B Common Stock for the election of the remaining 60% of the Board of Directors, with the holders of the Class A Common Stock entitled to one vote per share and the holders of the Class B Common Stock entitled to ten votes per share. In the event that Howard M. Meyers is no longer Chief Executive Officer of the Company or more than 1,362,676 shares (as adjusted) of Class B Common Stock have been converted into Class A Common Stock, the holders of the Class A, Class B and Class C Common Stock will vote together, as a single class, in the election of directors and will be entitled to one vote per share. The holders of Class B Common Stock have the option to convert all or any portion of their shares of Class B Common Stock into shares of Class A Common Stock at any time at the rate of one share of Class A Common Stock for one share of Class B Common Stock.

  With certain limited exceptions, in the absence of the full approval of the Board of Directors of the Company and the delivery of an opinion of counsel to the effect that the Company will not lose the benefits of its NOLs, until December 31, 2003, transfers of shares of Class A Common Stock or Class B Common Stock shall be null and void insofar as such transaction would cause the transferee to attain 5% ownership of the fair market value of the Company's Class A Common Stock or if such transferee owned Class A or Class B Common Stock with a fair market value equal to 5% or more of the fair market value of the Company's Class A Common Stock. In addition, except for transfers to or for the benefit of direct or indirect beneficial owners of Class B Common Stock, or the immediate family thereof, or transactions approved by the holders of 75% of the then outstanding Class A Common Stock, shares of Class B Common Stock are transferable only upon conversion of such shares into shares of Class A Common Stock. Moreover, pursuant to an agreement executed between the Company, BSPL and Howard M. Meyers immediately prior to the 1988 public offering of the Class A Common Stock, if any entity acquires within a four-year period a percentage of the voting power of BSPL in excess of 50% (the "Percentage"), such entity shall agree to purchase through a public tender offer a number of shares of Class A Common Stock equal to the total number of outstanding shares of Class A Common Stock multiplied by the Percentage, subject to certain exceptions.

  The shares of common stock of BSPL owned by Mr. Howard M. Meyers may not be sold, nor may shares of BSPL be issued, at a price which represents a premium attributable to the underlying Class B Common Stock over the market price of the Class A Common Stock, to any person or group if such sale, when aggregated with all prior sales during the immediately preceding four-year period, would result in such person or group owning more than 50% of the common stock of BSPL, unless such person or group agrees to make a tender offer within 30 days for an equivalent percentage of Class A Common Stock at the highest price paid by such person or group (expressed in equivalent shares of Class B Common Stock) for the shares of common stock of BSPL; provided that the Directors elected by the holders of the Class A Common Stock waive the charter restriction prohibiting a purchaser from acquiring 5% or more of the aggregate fair market value of the Class A Common Stock. The agreement terminates when the holders of the Class B Common Stock no longer have the right to elect a majority of the Board of Directors of the Company.

  The Company's Certificate of Incorporation provides that if Mr. Meyers resigns, retires or is removed for cause as Chief Executive Officer of the Company, the Class B Common Stock will no longer vote separately by class with respect to the election of directors, and will only have one vote per share.

                      DESCRIPTION OF NEW CREDIT FACILITY

  On May 22, 1998, the Company entered into the New Credit Facility with The Chase Manhattan Bank, an affiliate of one of the Initial Purchasers. The New Credit Facility replaced the Company's prior Credit Facility which was scheduled to terminate on June 1, 2000. The following is a summary description of the principal terms of the New Credit Facility and is subject to, and qualified in its entirety by reference to, the definitive New Credit Facility, copies of which will be made available upon request to the Company.

  The New Credit Facility provides that at any one time, the Company may borrow up to the lesser of $50 million and the then current Borrowing Base (as defined in the New Credit Facility) under the New Credit Facility. The Borrowing Base is based on a percentage of the Company's qualifying inventory and accounts receivable under the New Credit Facility. Up to $10 million of the New Credit Facility is available for the issuance of standby letters of credit, provided that the aggregate borrowings and letters of credit outstanding under the New Credit Facility do not exceed the lesser of $50 million or the Borrowing Base. As of March 31, 1998, the Company's Borrowing Base under the New Credit Facility would have been $50.0 million. The New Credit Facility will terminate after five years (subject to successive one-year extensions at the request of the Company and the approval of all the Lenders under the New Credit Facility), at which time all amounts outstanding, together with any and all accrued interest thereon, will be due and payable. Borrowings under the New Credit Facility will be used by the Company to repay certain outstanding indebtedness, to provide working capital, to finance investments in stock (subject to certain limitations) or acquisitions of assets of third parties (subject to certain limitations) and for other general corporate purposes.

  The New Credit Facility will bear interest on a sliding scale based on the Company's leverage ratio, which is defined as indebtedness divided by EBITDA for the most recent four fiscal quarters. The Company will pay interest on outstanding amounts borrowed under the New Credit Facility, at the option of the Company, at either (i) the Alternate Base Rate plus an applicable margin which ranges from 0.25% to 1.00% depending on the Company's leverage ratio or
(ii) the Eurodollar Rate plus an applicable margin which ranges from 1.50% to 2.25% depending on the Company's leverage ratio.

  The New Credit Facility is secured by a first priority security interest in the inventory and accounts receivable (subject to certain exceptions) of the Company and each of the Company's material domestic recourse subsidiaries.

  The New Credit Facility contains numerous operating and financial covenants, including a debt to capitalization ratio and interest coverage ratio and maintenance of minimum tangible net worth.

  The New Credit Facility includes, among other customary covenants, covenants prohibiting dividends, additional debt or liens (except as specified in the New Credit Facility), annual capital expenditures, certain acquisition expenditures, certain investments, and sales of assets.

                    DESCRIPTION OF THE FIRST MORTGAGE NOTES

  As used in this "Description of the First Mortgage Notes" section, references to the "First Mortgage Notes" refer to the Old First Mortgage Notes and the Exchange Notes.

  The Old First Mortgage Notes were and the Exchange Notes will be issued under an indenture (the "Indenture") between the Company and First National Bank of Commerce, New Orleans Louisiana, as trustee (the "Trustee"), a copy of which is available from the Company upon request. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions."

PRINCIPAL, MATURITY AND INTEREST

  The First Mortgage Notes are senior secured obligations of the Company. The First Mortgage Notes will mature on May 15, 2008. Interest on the First Mortgage Notes will accrue at the rate of 9 1/2% per annum and will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1998, to the Holders of record of First Mortgage Notes at the close of business on the May 1 and November 1 immediately preceding such interest payment date. Interest on the First Mortgage Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from May 22, 1998. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at a rate equal to the stated rate of interest.

  The Company has the ability to issue additional First Mortgage Notes subsequent to the issuance of the First Mortgage Notes offered pursuant to the Original Offerings as part of the series of First Mortgage Notes offered pursuant to the Original Offerings or in one or more different series, all of which will be equally and ratably secured by the Collateral.

  As discussed below, payment of principal of, premium, if any, and interest on, First Mortgage Notes represented by one or more permanent global First Mortgage Notes will be made in immediately available funds.

OPTIONAL REDEMPTION

  Except as described below, the Company may not redeem the First Mortgage Notes prior to May 15, 2003. On and after May 15, 2003, the Company may, at its option, redeem the First Mortgage Notes, in whole or in part, from time to time, at the redemption prices set forth below (expressed as a percentage of the principal amount thereof), in each case together with accrued and unpaid interest, if any, to the date of redemption, if redeemed during the twelve-month period beginning May 15 of the years indicated below:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2003...........................................................  104.750%
      2004...........................................................  103.167%
      2005...........................................................  101.583%
      2006 and thereafter............................................  100.000%

provided, that if the date fixed for redemption is May 15 or November 15, then the interest payable on such date shall be paid to the Holder of record on the next preceding May 1 or November 1.

  Prior to May 15, 2001, the Company may, at its option, from time to time, redeem up to 35% of the original aggregate principal amount of the First Mortgage Notes at a redemption price equal to 109.500% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, with all or a portion of the net proceeds of public sales of common stock of the Company; provided, that at least 65% of the original aggregate principal amount of the First

Mortgage Notes remains outstanding immediately after the occurrence of such redemption; and, provided, further, that such redemption shall occur within 60 days of the date of the closing of the related sale of common stock of the Company.

  At any time on or prior to May 15, 2003, the Company may, at its option, redeem the First Mortgage Notes, in whole but not in part, upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice (but in no event more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount thereof, together with the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption.

  "Applicable Premium" means, with respect to a First Mortgage Note at any redemption date, the greater of (i) 1.0% of the principal amount of such First Mortgage Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such First Mortgage Note at May 15, 2003 (such redemption price being described in the first paragraph under "--Optional Redemption") plus (2) all required interest payments due on such First Mortgage Note through May 15, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such First Mortgage Note.

  "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to May 15, 2003; provided, however, that if the period from the redemption date to May 15, 2003 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to May 15, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION AND NOTICE

  In the event that less than all of the First Mortgage Notes are to be redeemed at any time, selection of First Mortgage Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no First Mortgage Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If any First Mortgage Note is to be redeemed in part only, the notice of redemption that relates to such First Mortgage Note shall state the portion of the principal amount thereof to be redeemed. A new First Mortgage Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original First Mortgage Note. On and after the redemption date, interest will cease to accrue on First Mortgage Notes or the portion thereof called for redemption unless the Company defaults in the payment of the redemption price or accrued interest. First Mortgage Notes that are optionally redeemed by the Company or that are purchased by the Company pursuant to an Asset Sale Offer as described under "--Certain Covenants--Restrictions on Asset Sales" or pursuant to a Change of Control Offer as described under "--Change of Control" will be surrendered to the Trustee for cancellation.

  The New Credit Facility contains certain financial covenants that may restrict the ability of the Company to redeem the First Mortgage Notes without the prior written consent of the Lenders. See "Description of New Credit Facility."

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

CHANGE OF CONTROL

  The Indenture provides that upon a Change of Control the Company will be obligated to make an offer to each Holder of First Mortgage Notes to repurchase all or any part of such Holder's First Mortgage Notes at a cash purchase price equal to 101% of the principal amount, together with accrued and unpaid interest, if any, to the date of repurchase pursuant to the procedures set forth in the Indenture (a "Change of Control Offer"). As more fully described below, if the Company recapitalizes or enters into a transaction with management which results in control of the Company being held by persons other than the controlling Persons as of the date of the Indenture, a Change of Control may be deemed to have occurred.

  Within 30 days following any Change of Control, the Company shall send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. This notice will state, among other things, the repurchase date (which shall not be earlier than 30 days or later than 60 days from the date such notice is mailed) and the circumstance and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control). Failure to make a Change of Control Offer as required will constitute a covenant Default under the Indenture.

  In the event a Change of Control occurs and any Holder exercises such Holder's right to require the Company to repurchase the First Mortgage Notes, and assuming that such repurchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at the time it is required, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

  A Change of Control under the Indenture could constitute a default under the New Credit Facility. Therefore, upon the occurrence of a Change of Control, the Lenders may accelerate their loans and the Company may be required to prepay all of its outstanding obligations under the New Credit Facility simultaneously with the payment of the principal of any of the First Mortgage Notes that the Company is required to repurchase pursuant to the Indenture. See "Description of New Credit Facility."

  The definition of "Change of Control," and the other components of this covenant, generally mean that the Company will be obligated to repurchase First Mortgage Notes from tendering Holders if control of the Company (whether through stock ownership or control of the Company's assets) is held by Persons other than the controlling Persons of the Company as of the Issue Date. With respect to the disposition of assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase First Mortgage Notes. None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of the Company.

RANKING

  The First Mortgage Notes will rank pari passu in right of payment with any existing and future senior Indebtedness of the Company, including obligations of the Company arising in connection with the New Credit Facility, and will rank senior to all subordinated Indebtedness of the Company.

SECURITY

  For the benefit of the Trustee and the Holders, the Company and its Recourse Subsidiaries have assigned and pledged and granted a security interest in the following property and assets: (a) the real property interests in the minimill, stocking location, and land owned by the Company and its Recourse Subsidiaries in LaPlace, Louisiana and the real property interests in all other real property improvements now or hereafter located on such land, together with all additions or improvements thereto (collectively, the "Mortgaged Facility," which term shall be deemed to exclude the Released Property, if any); (b) all Integral Fixtures and Equipment, and (c) all proceeds and products of any and all of the foregoing (including Trust Moneys and property acquired in Permitted Related Acquisitions other than property and assets acquired with the proceeds of any Integral Fixtures and Equipment to the extent such proceeds are converted into property and assets securing the New Credit Facility) (the properties and assets described under clauses
(a), (b), and (c) are collectively referred to as "Collateral"). Except as contemplated above in this paragraph, the security interest does not extend to the inventory and accounts receivable of the Company and its Recourse Subsidiaries because these assets secure the obligations of the Company under the New Credit Facility (the "Lender Secured Property"). In addition, the security interest does not extend to the Tennessee Facility or any other property or assets of the Company or any Recourse Subsidiary. The security interest in the Collateral is a first priority interest (to the extent attainable by filing or possession) subject to Permitted Liens. The Company's payment obligations under the First Mortgage Notes will be jointly and severally, fully and unconditionally guaranteed (the "Subsidiary Guarantees") by all of the Company's Recourse Subsidiaries, which are currently Bayou Steel Corporation (Tennessee), a Delaware corporation, and River Road Realty Corporation, a Louisiana corporation (the "Subsidiary Guarantors"). The Company does not currently have any subsidiaries that are not Subsidiary Guarantors. The guarantee of each Recourse Subsidiary is limited to the amount which can be guaranteed by such Subsidiary under applicable Federal and state laws relating to insolvency of debtors. The obligations of a Recourse Subsidiary under the Subsidiary Guarantee are secured by all Collateral owned by such Recourse Subsidiary.

  The real property Collateral is mortgaged pursuant to first mortgages or deeds of trust (the "Mortgages"), subject to Permitted Liens. See "--Certain Covenants--Limitation on Liens." Each Mortgage executed by the Company secures the full amount payable arising in connection with the First Mortgage Notes. Each Mortgage executed by a Recourse Subsidiary secures all obligations arising under its Subsidiary Guarantee. The Company may grant or establish Permitted Easements in favor of the Released Property Facility and its owners and operators, and the Mortgages shall be automatically subordinated to any Permitted Easement. The Trustee shall execute and deliver any confirmation of such subordination requested by the Company. Upon issuance of the First Mortgage Notes, the Collateral Agent received a customary mortgagee's title insurance policy for covered losses of up to $90 million. The personal property to be included within the Collateral will be pledged pursuant to security agreements which will create a first priority Lien, subject to Permitted Liens (the "Security Agreements" and, together with the Mortgages, the "Security Documents"). See "--Certain Covenants--Limitation on Liens."

  Upon the occurrence of an Event of Default under the Indenture, the First Mortgage Notes or the Security Documents, the Collateral Agent will have the customary rights and remedies of a secured party under applicable law with respect to the Collateral granted by the Company, and to the Collateral granted by a Recourse Subsidiary upon a default under the Subsidiary Guarantee.

  The principal asset comprising the Collateral is the Mortgaged Facility which was completed in 1981 at a cost of $243 million. The Mortgaged Facility consists of a 472,000 square foot steel minimill and a 75,000 square foot warehouse facility. The Mortgaged Facility forms part of a tract of land consisting of approximately 287 acres adjacent to the Mississippi River with a 280-foot deep river loading dock. Approximately 36 undeveloped acres of such 287 acre tract may be released as Collateral. See "Possession, Use and Release of Collateral."

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

  The Mortgaged Facility was appraised by an independent appraisal firm in March 1998 on various bases and using various methods at fair market values ranging from approximately $110 million to $125 million. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the steel industry, the ability to sell the Collateral in an orderly sale, the condition of the national and local economies, the availability of buyers and similar factors. There can be no assurance that the proceeds of any sale of the Collateral, in whole or in part, pursuant to the Indenture and the Security Documents following an Event of Default would be sufficient to satisfy payments due on the First Mortgage Notes. To the extent that Liens on the Collateral have been granted to third parties pursuant to "Certain Covenants--Limitation on Liens," such third parties have or may exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of such Collateral and the ability of the Collateral Agent, Trustee or the Holders to realize or foreclose on such Collateral. In addition, the ability of the Trustee to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "--Certain Bankruptcy Limitations" below.

  The Company has the ability to issue additional First Mortgage Notes subsequent to the issuance of the First Mortgage Notes offered pursuant to the Original Offerings as part of the same series of First Mortgage Notes offered pursuant to the Original Offerings or in one or more different series, all of which will be equally and ratably secured by the Collateral. The proceeds from the sale of up to $20 million aggregate principal amount of any such additional First Mortgage Notes may be invested by the Company in properties or assets that will not become Collateral. In such event, the value of the Collateral as a percentage of the aggregate principal amount of outstanding First Mortgage Notes would decrease. In addition, in the event that the proceeds from the sale of any additional First Mortgage Notes are invested in properties or assets that become Collateral, there can be no assurance that there will be a proportionate increase in the value of the Collateral as a percentage of the aggregate principal amount of outstanding First Mortgage Notes.

  The collateral release provisions of the Indenture permit the release of Collateral in connection with Asset Sales of Collateral. See "--Possession, Use and Release of Collateral." As described under "--Certain Covenants-- Restrictions on Asset Sales," the Net Cash Proceeds of such Asset Sales, above prescribed amounts and subject to certain exceptions, are required to be deposited in the Collateral Account prior to the making of an offer to purchase First Mortgage Notes in an Asset Sale Offer or a Permitted Related Acquisition. To the extent an Asset Sale Offer is not subscribed to by Holders, the unutilized Net Cash Proceeds may be retained by the Company free of the Lien of the Indenture and the Security Documents. In addition, the Collateral release provisions of the Indenture permit the sale, lease, transfer or other disposition of tangible personal property that, in the reasonable judgement of the Company, has become worn out, obsolete or no longer necessary to the operation of the Company's or its Subsidiaries' business and which is disposed in the ordinary course of business, subject to certain limitations. The collateral release provisions of the Indenture also permit the release of up to 36 acres of undeveloped land constituting part of the Mortgaged Facility under certain circumstances described under "--Possession, Use and Release of Collateral."

  If an Event of Default has occurred and is continuing and the Trustee has been directed by the Holders of at least 25% in aggregate principal amount of First Mortgage Notes to foreclose upon all or any part of the Collateral (including the Collateral pledged by the Recourse Subsidiaries upon a default under the Subsidiary Guarantee), the Collateral Agent will take such action to foreclose upon the Collateral as is consistent with such directions, the Indenture, the Security Documents and applicable law. The Collateral Agent will thereupon foreclose upon the Collateral in accordance with instructions from such representatives, unless Holders of a majority in aggregate principal amount of the First Mortgage Notes shall have given contrary instructions, in each case as provided in the Security Documents. The proceeds received by the Collateral Agent will be applied by the Collateral Agent first to pay the expenses of such foreclosure and fees and other amounts then payable to the

Trustee under the Indenture, and thereafter to pay, pro rata, the principal of, premium, if any, and interest on the First Mortgage Notes.

  Dispositions of real property Collateral may be subject to delay pursuant to an intercreditor agreement to be entered into with the Lenders (the "Collateral Agency and Intercreditor Agreement"). The Collateral Agency and Intercreditor Agreement will provide that the Collateral Agent will provide access to and use of the real property and, under certain circumstances, may delay liquidation of the real property for a period of time to permit the agent for the Lenders to conduct an orderly liquidation of the Lender Secured Property located on the real property (including, without limitation, the processing of work in progress inventory). Dispositions of Collateral may also be subject to delay pursuant to intercreditor and similar agreements with lenders financing the construction of Released Property Facilities.

  Under the laws of some states and under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), a secured party may be liable as an "owner or operator" for certain costs and damages associated with releases or threatened releases of hazardous substances on or from a mortgaged property, even though the released environmental damage was caused by a prior owner or other third party. Excluded from CERCLA's definition of "owner or operator," however, is a person "who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest" (the "secured-creditor exemption"). In 1996, legislation was enacted that reduced the uncertainty concerning the meaning of the secured creditor exemption. Nonetheless, the precise meaning of CERCLA's secured-creditor exemption remains uncertain and continues to be the subject of litigation. Among the situations in which a secured party faces a heightened risk of liability under CERCLA by falling outside the scope of the exemption are (i) when a secured party's activities begin to involve the actual management of a facility or property and (ii) after a secured party has foreclosed on and taken title to such a facility or property. A secured party that has taken possession of real property may also subject itself to liabilities associated with other matters arising directly out of its own operation of the facility, including fines and penalties and other third party claims under environmental laws. In addition, environmental laws and regulations may change significantly from time to time at all levels of government, and in the past such changes have imposed substantial new burdens upon those with an interest in real property affected by such laws.

  Under the Indenture, the Trustee may, prior to taking certain actions, request Holders to provide an indemnification against its costs, expenses, and liabilities. It is possible that CERCLA (or analogous) cleanup costs could become a liability of the Trustee and cause a loss to any Holders that provided an indemnification. In addition, such Holders may act directly rather than through the Trustee, in specified circumstances, in order to pursue a remedy under the Indenture. If Holders exercise that right, they could be deemed to be secured parties that are subject to the risks discussed above.

CERTAIN BANKRUPTCY LIMITATIONS

  The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable Bankruptcy Law in the event that a bankruptcy case were to be commenced by or against the Company and its Subsidiaries prior to the Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the "Bankruptcy Code"), a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of the collateral if the value of the collateral exceeds the debt it secures.

  In view of the broad equitable powers of a bankruptcy court, it is impossible to predict how long payments under the First Mortgage Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of a bankruptcy petition or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Any disposition of the Collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the First Mortgage Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and unsecured claims with respect to such shortfall. The Bankruptcy Code only permits the payment and/or accrual of post-petition interest, costs and attorney's fees to a secured creditor during a debtor's bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the First Mortgage Notes. None of the Company's Non-Recourse Subsidiaries has guaranteed repayment of any of the First Mortgage Notes. There can be no assurance, however, that a creditor of a Non-Recourse Subsidiary could not successfully seek satisfaction from the Company or its Recourse Subsidiaries or that, in the event of the bankruptcy of the Company or one or more Non-Recourse Subsidiaries, a bankruptcy court would not consolidate the assets and debts of the Company and its Recourse Subsidiaries with those of the Non-Recourse Subsidiaries.

POSSESSION, USE AND RELEASE OF COLLATERAL

  Unless an Event of Default shall have occurred and be continuing, the Company and its Recourse Subsidiaries will have the right to remain in possession and retain exclusive control of the Collateral securing the First Mortgage Notes (other than Trust Moneys and other personal property held by, or required to be deposited or pledged with, the Collateral Agent under the Indenture or any Security Document), to freely operate the Collateral and to collect, invest and dispose of any income thereon.

  Release of Collateral. The Company and its Recourse Subsidiaries will have the right to sell, exchange or otherwise dispose of any of the Collateral (excluding Trust Moneys) (the "Released Collateral") upon delivery to the Trustee of documents required by the Indenture (which may include, among others, a Company Order, an Officers' Certificate and an Opinion of Counsel) and all documentation required by the TIA prior to the release of the Released Collateral by the Collateral Agent. Subject to certain exceptions for amounts the Company and its Subsidiaries are permitted to retain pursuant to "--Certain Covenants--Restrictions on Asset Sales," all cash or Cash Equivalents received by the Collateral Agent upon an Asset Sale with respect to Collateral will be held by the Collateral Agent as Trust Moneys under the Indenture prior to application as provided in "--Use of Trust Moneys" below. All purchase money and other obligations received as part of the net proceeds by the Collateral Agent pursuant to these "--Release of Collateral" provisions shall be held by the Collateral Agent.

  As described under "--Limitations on Restricted Payments," the Company is permitted to contribute up to 36 acres of undeveloped land constituting part of the Mortgaged Facility to a Non-

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

Recourse Subsidiary in exchange for an equity interest therein. Upon delivery to the Trustee of documents required by the Indenture (which may include, among others, a Company Order, an Officers' Certificate and an Opinion of Counsel) and all documentation required by the TIA prior to the release of such property, the Company may contribute such property free of the Lien of the Indenture and the Security Documents.

  In case a Default or an Event of Default shall have occurred and be continuing, the Company and its Subsidiaries, while in possession of the Collateral (other than cash and other personal property held by, or required to be deposited or pledged with, the Collateral Agent under the Indenture or any Security Document or with any trustee, mortgagee or other holder of a prior Lien permitted under the Security Documents), may do any of the things enumerated in the "--Release of Collateral" provisions only if the Trustee, in its discretion, or the Holders of a majority in aggregate principal amount of the outstanding First Mortgage Notes, shall consent to such action. In all circumstances, however, the Trustee shall, if requested by the Company, execute and deliver a disclaimer of any Lien on any Fixtures and Equipment which are not Integral Fixtures and Equipment.

  Use of Trust Moneys. All Trust Moneys shall be held by the Collateral Agent as a part of the Collateral securing the First Mortgage Notes or the obligations of the Recourse Subsidiaries of the Company under the Subsidiary Guarantee. So long as no Event of Default shall have occurred and be continuing, all Trust Moneys, other than the proceeds from the sale of additional First Mortgage Notes, Condemnation Awards and Net Insurance Proceeds, may, at the direction of the Company, upon delivery to the Trustee of certain documents (that may include, among others, a Company Order, an Officer's Certificate, and documentation required by the TIA and an Opinion of Counsel), be applied by the Collateral Agent from time to time as provided under "--Certain Covenants--Restrictions on Asset Sales." The proceeds from the sale of additional First Mortgage Notes that constitute Trust Moneys shall be applied as provided under "--Limitations on Indebtedness." Trust Moneys from Condemnation Awards or Net Insurance Proceeds will be applied as provided in the Indenture.

CERTAIN COVENANTS

  The following is a summary of certain covenants contained in the Indenture. Such covenants will be applicable (unless waived or amended) so long as any of the First Mortgage Notes are outstanding.

  Limitations on Indebtedness. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, directly or indirectly, incur, create, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for the payment of (each event, an "incurrence") any Indebtedness unless (a) the pro forma EBITDA Ratio of the Company and its Recourse Subsidiaries for the Reference Period prior to the incurrence of such Indebtedness (taken as a whole and calculated on the assumptions that such Indebtedness had been incurred and the proceeds thereof had been applied on the first day of the Reference Period) would have been greater than 2.00 to 1.00 and (b) no Default or Event of Default shall have occurred and be continuing at the time of, or after giving effect to, the incurrence of such Indebtedness.

  The foregoing limitation will not apply to: (i) Indebtedness evidenced by the First Mortgage Notes to be issued on the Issue Date and the obligations of the Company and its Subsidiaries under the Indenture in an aggregate amount not to exceed $110,000,000; (ii) Indebtedness of the Company or any Recourse Subsidiary issued to the Company or any Wholly-Owned Recourse Subsidiary; provided, that (a) any such Indebtedness is unsecured and is subordinated to the First Mortgage Notes and (b) any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly-Owned Recourse Subsidiary ceasing to be a Wholly-Owned Recourse Subsidiary or any transfer of such Indebtedness by any Wholly-Owned Recourse Subsidiary to someone not a Wholly-Owned Recourse Subsidiary will, in each case, be deemed an incurrence of

Indebtedness under the Indenture; (iii) Indebtedness of the Company or any Recourse Subsidiary which is existing immediately following the issuance of the First Mortgage Notes and the application of the proceeds thereof as set forth under "Use of Proceeds;" (iv) Indebtedness incurred under the New Credit Facility, but not to exceed the greater of $50,000,000 or the sum of (a) 85% of the value of the Company's consolidated qualifying accounts receivable and
(b) 60% of the value of the Company's consolidated qualifying inventory (with each such amount to be determined in accordance with the terms of the New Credit Facility), less the amount of Indebtedness incurred pursuant to clause
(viii) below; (v) Indebtedness incurred with respect to Interest Rate Agreements covering floating rate Indebtedness of the Company that is permitted under this covenant to the extent the notional principal amount of such Interest Rate Agreements does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreements relate; (vi) Indebtedness incurred with respect to the deferred purchase price of machinery and equipment related to the business of the Company or its Recourse Subsidiaries at the time of purchase and other purchase money obligations (including Capitalized Lease Obligations) not to exceed, in the aggregate, $5,000,000; provided, that the maturity of any such obligation does not exceed the anticipated useful life of the asset being financed; (vii) Indebtedness arising from the honoring of a check, draft or similar instrument drawn against insufficient funds; provided, that such Indebtedness is extinguished within two business days of its incurrence; (viii) the incurrence by an Asset Backed Entity of Indebtedness in a Qualified Asset Backed Transaction that is nonrecourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings) in an aggregate principal amount outstanding at any one time not to exceed the amount permitted under clause
(iv) above; (ix) Indebtedness of a Recourse Subsidiary outstanding on the date on which such Recourse Subsidiary was acquired by the Company; provided, however, that at the time such Recourse Subsidiary is acquired by the Company, the Company would have been able to incur $1.00 of additional Indebtedness pursuant to the immediately preceding paragraph after giving effect to the incurrence of such Indebtedness pursuant to this clause (ix); (x) Indebtedness
(A) in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided by the Company or any of its Recourse Subsidiaries to their customers in the ordinary course of their business, (B) in respect of performance bonds or similar obligations of the Company or any of its Recourse Subsidiaries for or in connection with pledges, deposits or payments made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations and (C) arising from Guarantees to suppliers, lessors, licensees, contractors, franchisees or customers of obligations (other than Indebtedness) incurred in the ordinary course of business; (xi) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credits, surety bonds or performance bonds securing any obligations of the Company or any of its Recourse Subsidiaries pursuant to such agreements, in each case incurred in connection with the disposition of any business assets or Recourse Subsidiary of the Company (other than Guarantees of Indebtedness or other obligations incurred by any person acquiring all or any portion of such business assets or Recourse Subsidiary of the Company for the purpose of financing such acquisition) in a principal amount not to exceed the gross proceeds actually received by the Company or any of its Recourse Subsidiaries in connection with such disposition; (xii) Indebtedness incurred in connection with Private Activity Bonds, as such term is defined under the Internal Revenue Code of 1986, as amended (the "Code"), in an aggregate principal amount not to exceed $5,000,000; (xiii) other Indebtedness of the Company and its Recourse Subsidiaries not to exceed, in the aggregate, $15,000,000; and (xiv) any renewal, extension or refinancing (and subsequent renewals, extensions or refinancings) of any Indebtedness of the Company and its Recourse Subsidiaries permitted under the preceding paragraph or under clauses (i), (iii), (vi), (ix), (x) or (xii) above; provided, however, that in no event may Indebtedness of the Company be renewed, extended or refinanced by means of Indebtedness of any Recourse Subsidiary of the Company pursuant to this clause (xv). See "Prospectus Summary--Summary Consolidated Financial Data" and "Selected Consolidated Financial Data" for the Ratio of EBITDA to Net Interest Expense.

  In addition to the limitation imposed under the first paragraph of "--Limitations on Indebtedness," any issuance of First Mortgage Notes in excess of $140,000,000 shall be subject to the further requirements that (a) the proceeds of such issuance shall be used to finance improvements to the Mortgaged Facility, (b) Standard & Poors Rating Service and Moody's Investor Service shall have confirmed their ratings of the First Mortgage Notes assuming the subsequent issuance of First Mortgage Notes as contemplated for Mortgaged Facility improvements at ratings not below the ratings assigned to the First Mortgage Notes immediately prior to the public announcement or disclosure to such rating agencies of the Company's plan or intention for such construction, (c) the Mortgaged Facility improvements to be constructed must, as conclusively established by a Board Resolution, be intended to add supplemental production, handling or performance capacity to the then existing Mortgaged Facility (although a portion of the intended construction may simply replace existing improvements and Fixtures and Equipment to the extent ancillary to such construction), (d) the Mortgage shall be amended prior to or contemporaneously with such additional issuance to increase the maximum amount secured by the Mortgage by an amount equal to the aggregate principal amount of the additional issuance of First Mortgage Notes, and (e) in connection with the issuance of such additional First Mortgage Notes, the Company shall provide an endorsement to the original mortgagee's policy issued in connection with the initial issuance of First Mortgage Notes (or an additional mortgagee's title insurance policy in substantially the same form as the mortgagee's title policy issued in connection with the initial issuance of First Mortgage Notes) which provides mortgagee's title insurance with respect to the Mortgaged Facility improvements in question in an amount equal to the lesser of (i) the aggregate principal amount of the additional issuance of First Mortgage Notes less the estimated fair market value of the personal property to be included in the Mortgaged Facility improvements to be financed by such First Mortgage Notes or (ii) the estimated fair market value of the real property (including all real property improvements) to be included in the Mortgaged Facility improvements to be financed by such First Mortgage Notes, in each instance under clauses (e)(i) or (e)(ii), as conclusively established by a Board Resolution. Pending application of the proceeds from any such additional issuance of First Mortgage Notes as described above, such proceeds will be retained by the Collateral Agent in the Collateral Account.

  Limitation on Liens. The Indenture provides that the Company shall not, and shall not permit, cause or suffer any of its Recourse Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind upon any property or assets of the Company or any Recourse Subsidiary, whether now owned or hereafter acquired, except for Permitted Liens.

  Limitation on Preferred Stock of Subsidiaries. The Indenture provides that the Company will not permit any of its Recourse Subsidiaries to issue, directly or indirectly, any Preferred Stock, except: (i) Preferred Stock issued to and held by the Company or a Wholly-Owned Recourse Subsidiary, except that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Wholly-Owned Recourse Subsidiary ceasing to be a Wholly-Owned Recourse Subsidiary or any transfer of such Preferred Stock by any Wholly-Owned Recourse Subsidiary will, in each case, be deemed an issuance of Preferred Stock under the Indenture; (ii) Preferred Stock issued by a Person prior to the time (a) such Person became a Recourse Subsidiary,
(b) such Person merges with or into a Recourse Subsidiary or (c) another Recourse Subsidiary merges with or into such Person (in a transaction in which such Person becomes a Recourse Subsidiary), in each case if such Preferred Stock was not incurred in anticipation of such transaction; and (iii) Preferred Stock (other than Disqualified Stock) which is exchanged for Preferred Stock permitted to be outstanding pursuant to clauses (i) and (ii) or which are used to refinance Indebtedness of a Recourse Subsidiary (or any extension, renewal or refinancing thereof), having a liquidation preference not to exceed the liquidation preference of the Preferred Stock or the principal amount of the Indebtedness so exchanged or refinanced; provided, that the Preferred Stock so issued in exchange (i) shall have a stated maturity not earlier than the stated maturity of the Indebtedness or Preferred Stock being refunded or refinanced and (ii) shall have an Average Life equal to or greater than the remaining Average Life of the Indebtedness or Preferred Stock being refunded or refinanced.

  Limitations on Restricted Payments. The Indenture provides that neither the Company nor any of its Recourse Subsidiaries shall, directly or indirectly, declare, pay or set apart for payment, any Restricted Payment, if after giving effect thereto: (i) a Default or an Event of Default shall have occurred and be continuing; (ii) the Company would not be permitted to incur or become liable with respect to at least $1.00 of additional Indebtedness as determined in accordance with the first paragraph of the covenant "--Limitations on Indebtedness"; or (iii) the aggregate amount of all Restricted Payments made by the Company or any of its Recourse Subsidiaries (the amount expended or distributed for such purposes, if other than in cash, to be valued at its fair market value as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution delivered to the Trustee) from and after the date of the Indenture, through and including the date on which such Restricted Payment is made, would exceed the sum of:

    (a) the aggregate of 50% of the Company's Consolidated Net Income accrued for the period (taken as one accounting period) (or if such aggregate Consolidated Net Income shall be a deficit, minus 100% of the amount of such deficit) commencing with the first full fiscal quarter after the Issue Date to and including the fiscal quarter ended immediately prior to the date of such calculation; and

    (b) the aggregate net cash proceeds or the fair market value of marketable securities received by the Company after the Issue Date from the issuance or sale (other than to a Recourse Subsidiary) by the Company of its Capital Stock (excluding Disqualified Stock, but including Capital Stock other than Disqualified Stock issued upon conversion of, or exchange for, Disqualified Stock or securities other than its Capital Stock), and upon the exercise of warrants and rights to purchase such Capital Stock (the "Aggregate Cash Proceeds"). For purposes of clause (b), the aggregate net cash proceeds received by the Company (x) from the issuance of its Capital Stock upon the conversion of, or exchange for, securities evidencing Indebtedness of the Company, shall be calculated on the assumption that the gross proceeds from such issuance are equal to the aggregate principal amount (or, if discounted Indebtedness, the aggregate accreted amount) of Indebtedness evidenced by such securities converted or exchanged and (y) upon the conversion or exchange of other securities of the Company shall be equal to the aggregate net proceeds of the original sale of the securities so converted or exchanged if such proceeds of such original sale were not previously included in any calculation for the purposes of clause (b) of the preceding sentence, plus any additional sums payable upon conversion or exchange.

  Notwithstanding the foregoing, this provision shall not prevent (i) the payment of any dividend within 60 days after the date of its declaration (if the declaration of such dividend was permitted by the foregoing provision at the time of such declaration); (ii) the repurchase, retirement or other acquisition of any shares of the Company's Capital Stock, or any option, warrant or other right to purchase shares of the Company's Capital Stock, or the repayment of any subordinated Indebtedness of the Company solely in exchange for shares of, or out of the proceeds of a substantially contemporaneous issuance of, Capital Stock (other than Disqualified Stock); provided, however, that such purchase, retirement or acquisition shall be excluded from subsequent calculations of Restricted Payments; (iii) the contribution to or other Investment in a Majority-Owned Non-Recourse Subsidiary in an amount not to exceed $15 million; (iv) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of subordinated refinancing Indebtedness, provided, however, that such defeasance, redemption or repurchase shall be excluded from subsequent calculations of Restricted Payments; (v) distributions or payments of Receivables Fees, provided, however, that such distributions or payments shall be

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

excluded from subsequent calculations of Restricted Payments; (vi) Permitted Investments, provided, however, that Permitted Investments shall be excluded from subsequent calculations of Restricted Payments; (vii) Permitted Payments, provided, however, that Permitted Payments shall be excluded from subsequent calculations of Restricted Payments; (viii) the contribution to or other Investment by the Company in a Wholly-Owned Non-Recourse Subsidiary; provided, that the amount of such contribution or Investment, together with the amount of all other contributions or Investments pursuant to this clause (viii), shall not exceed the amount of Aggregate Cash Proceeds; and, provided, further, that such contribution or Investment is otherwise permitted under the first paragraph under "--Limitations on Restricted Payments" without giving effect to clause (ii) of such paragraph; (ix) the contribution of the Released Property to a Non-Recourse Subsidiary in exchange for an equity interest therein; provided, that at the time of such contribution, such land is not used or necessary in the business of the Company or any of its Recourse Subsidiaries as conclusively determined by a Board Resolution; and (x) other Restricted Payments not to exceed $5 million in the aggregate.

  Limitations on Transactions with Stockholders and Affiliates. The Indenture provides that the Company shall not, and shall not permit any of its Recourse Subsidiaries to, enter into or permit to exist any transaction (or series of related transactions), including without limitation, any loan, advance, guarantee or capital contribution to, or for the benefit of, or any sale, purchase, lease, exchange or other disposition of any property or the rendering of any service, or any other direct or indirect payment, transfer or other disposition (a "Transaction"), involving payments, with any holder of 5% or more of any class of Capital Stock of the Company or with any Affiliate of such holder or with any Affiliate of the Company (other than a Wholly-Owned Recourse Subsidiary of the Company), on terms and conditions less favorable to the Company or such Recourse Subsidiary, as the case may be, than would be available at such time in a comparable Transaction in arm's length dealings with an unrelated Person as determined by the Board of Directors of the Company or a Recourse Subsidiary, such determination, in the case of any transaction (or series of related transactions) involving aggregate consideration in excess of $75,000 to be evidenced by a Board Resolution. Notwithstanding the foregoing, the Company shall be entitled to grant gratuitous Permitted Easements in connection with the construction and operation of Released Property Facilities and shall be entitled to make capital contributions to Subsidiaries to the extent permitted under "--Limitations on Restricted Payments."

  The provisions of the foregoing paragraph will not apply to (i) Restricted Payments otherwise permitted pursuant to the Indenture; (ii) transactions between the Company and one or more of its Recourse Subsidiaries; provided, that such transactions are not otherwise prohibited by the Indenture; (iii) reasonable and customary fees and compensation (including amounts and other benefits paid pursuant to employee benefit plans) paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary, as determined by the Board of Directors of the Company or any Subsidiary; (iv) payments for goods and services purchased in the ordinary course of business on an arms-length basis; (v) transactions effected as part of a Qualified Asset Backed Transaction; and (vi) the provision of, and the payment for, shared administrative services to Affiliates in the ordinary course of business.

  Restrictions on Asset Sales. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, make any Asset Sale, unless (a) the Company or such Recourse Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by its Board of Directors or, in the case of any Asset Sale involving aggregate consideration of $125,000 or less, by the Chief Financial Officer of the Company or, in the case of any Asset Sale involving aggregate consideration of $25,000 or less, by any Vice President) of the Capital Stock or assets to be sold and (b) the consideration therefor received by the Company or such Recourse Subsidiary is in the form of cash, Cash Equivalents or assets that are useful in the steel business ("Steel Business Assets"); provided, that (A) the amount of (x) any liabilities (as shown on the Company's or such Recourse Subsidiary's most recent balance sheet) of the Company or any Recourse Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the First Mortgage Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Recourse Subsidiary from further liability and (y) any non-cash consideration received by the Company or any such Recourse Subsidiary from such transferee that is converted by the Company or such Recourse Subsidiary into cash within 180 days of closing such Asset Sale, shall be deemed to be cash for purposes of this provision (to the extent of the cash received) and
(B) the Company or such Recourse Subsidiary may accept consideration (including consideration in the form of assumption of liabilities) from such Asset Sale in other than cash, Cash Equivalents and Steel Business Assets if the aggregate fair market value (as determined in good faith by the Company's Board of Directors and evidenced by a Board Resolution) of all consideration from all Asset Sales since the date of the Indenture that is other than cash, Cash Equivalents and Steel Business Assets ("Other Consideration") at the time of such Asset Sale, less the sum of the amount of any cash and Cash Equivalents and the fair market value (as determined in good faith by the Company's Board of Directors and evidenced by a resolution of such Board) of any Steel Business Assets realized from, or received in exchange for, any Other Consideration prior to the time of such Asset Sale, does not exceed 5% of total assets at the time of such Asset Sale.

  Within twelve months of the date that the Available Amount equals or exceeds $5,000,000, the Company will elect to either (a) apply or cause to be applied the Available Amount to a Permitted Related Acquisition or the commencement thereof (provided, that such project is completed within a reasonable time of the commencement thereof), (b) make an offer to purchase First Mortgage Notes (an "Asset Sale Offer") from all Holders and, in the case of an Asset Sale of Collateral and to the extent required by the terms of any other First Mortgage Notes issued under the Indenture, from all holders thereof up to an amount equal to the Available Amount (rounded to the next lowest multiple of $1,000) at a purchase price equal to 100% of the principal amount thereof plus accrued interest thereon, if any, to the date of purchase, (c) repay other senior Indebtedness from the Net Cash Proceeds of Asset Sales other than sales of Collateral or (d) any combination of clauses (a), (b) and (c) above; provided, that (i) property acquired at any time as a Permitted Related Acquisition (other than a Permitted Related Acquisition of property securing the New Credit Facility) that has been acquired with Collateral Proceeds shall be subject to a first priority Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders; (ii) pending application to a Permitted Related Acquisition or an Asset Sale Offer, the Collateral Proceeds, together with all Condemnation Awards and Net Insurance Proceeds received by the Collateral Agent, will be retained by the Collateral Agent in the Collateral Account subject to a first priority Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders; and (iii) notwithstanding the foregoing and as long as no Event of Default shall have occurred and be continuing, (A) the Company and its Recourse Subsidiaries, in the aggregate, shall be permitted to retain $1,000,000 of Net Cash Proceeds from Asset Sales, (B) to the extent that Holders do not subscribe to an Asset Sale Offer, the Company may retain the unutilized Available Amount and (C) the Company and its Recourse Subsidiaries collectively may retain the Net Cash Proceeds from the sale of any machinery, equipment, furniture, apparatus, tools or implements or other similar property subject to the Lien of the Security Documents, which may have become worn out, obsolete or no longer necessary to the operation of the Company's or its Recourse Subsidiaries' business ("Obsolete Assets") in an aggregate amount not to exceed $2,000,000 in any year, in the case of clauses (A), (B) and (C) in this clause (iii), free of the Lien of the Security Documents, and such retained amounts shall be released from the Collateral Account promptly upon demand.

  Notwithstanding anything to the contrary in the Indenture, neither the Company nor any of its Recourse Subsidiaries shall apply the proceeds of any Collateral described in clause (a) in the first

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

paragraph under the caption "--Security" to the purchase of collateral securing the New Credit Facility.

  Each Asset Sale Offer will be mailed to the Holders within twelve months after the Available Amount equals or exceeds $5,000,000, with a copy to the Trustee, will specify the purchase date (which will be no earlier than 30 days nor more than 60 days from the date such notice is mailed) and will otherwise comply with the procedures set forth in the Indenture and the Security Documents.

  Limitation on Dividend and Other Payment Restrictions Affecting Recourse Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, directly or indirectly, create, assume or otherwise cause or suffer to exist or enter into any agreement with any Person that would cause any consensual encumbrance or restriction of any kind on the ability of any such Recourse Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock; (b) make payments in respect of any Indebtedness owed to the Company or any of the Company's Recourse Subsidiaries; (c) make loans or advances to the Company or any of the Company's Recourse Subsidiaries; or (d) transfer any of its assets to the Company or any of the Company's Recourse Subsidiaries, other than by reason of (i) the First Mortgage Notes, the Indenture and the Security Documents; (ii) restrictions existing under agreements in effect on the Issue Date, including, without limitation, restrictions under the New Credit Facility as in effect on the Issue Date; (iii) consensual encumbrances or restrictions binding upon any Person at the time such Person becomes a Recourse Subsidiary of the Company so long as such encumbrances or restrictions are not created, incurred or assumed in contemplation of such Person becoming a Recourse Subsidiary of the Company; (iv) restrictions existing under any agreement which refinances or replaces any of the agreements containing the restrictions in (ii) or (iii); provided, that the terms and conditions of any such restrictions are not materially less favorable to the Company or such Recourse Subsidiary than those under the agreement evidencing the refinanced Indebtedness; (v) customary non-assignment or sublease provisions of (A) any lease governing a leasehold interest of the Company or any Recourse Subsidiaries or (B) any other contract or agreement of the Company or any Recourse Subsidiary for the purchase or sale of goods or services entered into in the ordinary course of business and involving, in the case of any contract or agreement, payments of $1,000,000 or less in the aggregate in any fiscal year; (vi) customary restrictions relating to assets acquired with the proceeds of a purchase money obligation; (vii) any restrictions with respect to a Recourse Subsidiary of the Company imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Recourse Subsidiary; (viii) restrictions created in connection with a Qualified Asset Backed Transaction that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Asset Backed Transaction; provided, that such restrictions apply only to such Asset Backed Entity; and (ix) customary provisions contained in joint venture agreements and other similar agreements entered into in the ordinary course of business.

  Merger and Consolidation. The Indenture provides that the Company may not consolidate with or merge into any other Person or convey, sell, assign, transfer or lease all or substantially all of its properties and assets (determined on a consolidated basis for the Company and its Recourse Subsidiaries taken as a whole) in one transaction or a series of transactions to any other Person or Persons, or permit any Person to consolidate with or merge into the Company, or convey, sell, assign, transfer or lease all or substantially all of such Person's properties and assets in one transaction or a series of transactions to the Company, unless: (i) such Person is a solvent corporation, partnership or trust organized under the laws of the United States, one of the States thereof or the District of Columbia; (ii) the resulting, surviving or transferee corporation, partnership or trust (if other than the Company) assumes by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the Company's obligations under the First Mortgage Notes, the Indenture and the Security Documents; (iii) immediately before and after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing; (iv) immediately after giving effect to such transaction or series of transactions (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction or series of transactions), the Company, or the successor or transferee corporation, would be permitted to incur an additional $1.00 of Indebtedness pursuant to the Indenture; and (v) the Company or the surviving entity shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, sale, transfer or lease and, if a supplemental indenture has been executed in connection with such transaction or series of transactions, such supplemental indenture complies with this covenant and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied. Notwithstanding the foregoing, clause (iv) of the preceding sentence shall not prohibit a transaction, the principal purpose of which is (as determined in good faith by the Board of Directors of the Company and evidenced by the resolution or resolutions thereof) to change the state of incorporation of the Company, and such transaction does not have as one of its purposes the evasion of the limitation on merger, consolidations and sales of assets. Nothing contained in this section should be deemed to prevent the Company or any Subsidiary from granting a security interest in, or a mortgage or Lien upon, or otherwise encumbering, any of its assets, subject to the limitations on Liens set forth in the Indenture. Notwithstanding the foregoing, the Company and its Recourse Subsidiaries may not consolidate with or merge into a Non-Recourse Subsidiary or convey, sell, assign, transfer or lease all or substantially all of their properties and assets (determined, with respect to the Company, on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one transaction or a series of transactions to any Non-Recourse Subsidiary, or permit any Non-Recourse Subsidiary to consolidate with or merge into the Company or any of its Recourse Subsidiaries or convey, sell, assign, transfer or lease all or substantially all of such Non-Recourse Subsidiary's properties and assets in one transaction or a series of transactions to the Company or any of its Recourse Subsidiaries.

  Limitation on Sale and Leaseback Transactions. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, enter into, directly or indirectly, any Sale and Leaseback Transaction, with respect to any real or tangible personal property, other than (i) a Sale and Leaseback Transaction entered into between the Company and any of its Wholly-Owned Recourse Subsidiaries or between Wholly-Owned Recourse Subsidiaries of the Company, as the case may be; (ii) Capitalized Lease Obligations permitted to be incurred by the Company or any of its Subsidiaries pursuant to the limitations on Indebtedness set forth in the Indenture; and (iii) a Sale and Leaseback Transaction the gross cash proceeds of which are at least equal to the fair market value (as determined in good faith by a Board Resolution, which determined shall be conclusive evidence of compliance with this provision) of the property that is the subject of such Sale and Leaseback Transaction and the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Company applies the net proceeds of such transaction in compliance with, the covenant described above under the caption "--Restrictions on Asset Sales."

  Limitations as to Non-Recourse Subsidiaries. The Indenture provides that the Company will not permit any Non-Recourse Subsidiary to create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness other than Non-Recourse Indebtedness. Neither the Company nor any of its Recourse Subsidiaries will sell, lease, convey or otherwise transfer to any Non-Recourse Subsidiary any asset which is essential to the steelmaking operations of the Company or its Recourse Subsidiaries. The Released Property shall be deemed to be not essential to the steel making operations of the Company and its Recourse Subsidiaries.

  Limitation on Improvements to the Released Property. In the event that the Company contributes the Released Property to a Non-Recourse Subsidiary as permitted under "--Limitations on Restricted Payments," and new facilities are constructed on such property, the Company covenants that such new facilities (the "Released Property Facilities") (i) shall be designed for use in lines of business related to the Company's or one of its Recourse Subsidiaries' business at such time, (ii) may not be

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

financed in whole or in part by the sale of additional First Mortgage Notes under the Indenture (provided, however, that subject to the restrictions on the use of proceeds from any future issuance of First Mortgage Notes as provided under "--Limitations on Indebtedness," the Company may contribute capital or otherwise invest in such Non-Recourse Subsidiary to the extent permitted under the Indenture under "--Limitations on Restricted Payments" even if such capital or investment is financed, directly or indirectly, by the sale of additional First Mortgage Notes under the Indenture), (iii) may not replace any Integral Fixtures and Equipment and (iv) if subsequently removed, will not have a material adverse impact on the operations in the ordinary course of business of the Mortgaged Facility, as in existence immediately prior to commencement of the construction of the Released Property Facility (in the case of clause (iv), as conclusively established by a Board Resolution). The Company and the owner or operator of any Released Property Facility may enter into shared infrastructure, supply and other agreements to the extent permitted under the Indenture, including to the extent permitted under "--Limitations on Transactions with Stockholders and Affiliates." The Company may request that the Trustee execute and deliver any consents, approvals, and agreements deemed desirable by the Company to permit construction and operation of Released Property Facilities in accordance with the terms of this covenant.

  Impairment of Security Interest. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, take or omit to take any action, which action or omission might or would have the result of affecting or impairing the security interest in favor of the Collateral Agent, on behalf of the Trustee and the Holders with respect to the Collateral, and the Company shall not grant to any Person (other than the Collateral Agent on behalf of the Trustee and the Holders) any interest whatsoever in the Collateral, except, in either case, as expressly permitted by the Indenture and the Security Documents.

  Conflicting Agreements. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, enter into any agreement or instrument that by its terms expressly (i) prohibits the Company from redeeming or otherwise making any payments on or in respect of the First Mortgage Notes in accordance with the terms thereof and of the Indenture, as in effect from time to time, or (ii) requires that the proceeds received from the sale of any Collateral be applied to repay, redeem or otherwise retire any Indebtedness of any Person other than the Indebtedness represented by the First Mortgage Notes of all series then outstanding, except as expressly permitted by the Indenture or the Security Documents.

  Amendment to Security Documents. The Indenture provides that the Company will not, and will not permit any of its Recourse Subsidiaries to, amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, any of the Security Documents in any way which would be adverse to the Holders or which would constitute a Default under the Indenture or a default under any Security Document.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) the Company defaults in the payment of interest on any First Mortgage Note when due and payable and such default in the payment of interest continues for a period of 30 days;

    (ii) the Company defaults in the payment of the principal, or premium, if any, of any First Mortgage Note when due and payable at maturity, upon acceleration, redemption, pursuant to an offer to purchase required under the Indenture or otherwise (including failure to make payment pursuant to a Change of Control Offer or Asset Sale Offer);

    (iii) the Company fails to comply with any of its covenants or agreements described under "--Certain Covenants--Restrictions on Asset Sales" or "--Change of Control," and such failure continues for a period of thirty days or the Company fails to comply with the covenant described under "--Merger and Consolidation;"

    (iv) the Company fails to observe or perform any covenant, condition or agreement in the First Mortgage Notes, the Indenture or the Security Documents (other than as described in clause (i), (ii) or (iii)) and such failure to observe or perform continues for a period of 30 days after there has been given to the Company by the Trustee, or has been received by the Company and the Trustee from the Holders of at least 25% of the principal amount of the First Mortgage Notes then outstanding, a written notice specifying such default, demanding that it be remedied and stating that the notice is a "Notice of Default", unless, with respect to defaults under the Security Documents, the remedy or cure of such default requires work to be performed, acts to be done or conditions to be removed which cannot, by their nature, reasonably be performed, done or removed within such 30-day period, or if such remedy or cure is prevented by causes outside of the control or responsibility of the Company, in which case no "Event of Default" shall be deemed to have occurred until the date that is 90 days after such written notice so long as the Company shall have commenced cure within such 90-day period and shall diligently prosecute the same to completion;

    (v) a default in the payment of principal at final maturity under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of its Recourse Subsidiaries (or the payment of which is guaranteed now or hereafter by the Company or any of its Subsidiaries), whether such Indebtedness or Guarantee now exists or shall be created hereafter, in a principal amount of at least $5,000,000;

    (vi) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (including any interest thereon) of the Company or its Recourse Subsidiaries (or the payment of which is guaranteed now or hereafter by the Company or any of its Subsidiaries), whether such Indebtedness or Guarantee now exists or shall be created hereafter, if (i) as a result of such event of default the maturity of such Indebtedness has been accelerated prior to its stated maturity and (ii) the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness of the Company and its Recourse Subsidiaries the maturity of which has been so accelerated, aggregates $5,000,000 or more;

    (vii) the Company or any Subsidiary (other than a Non-Recourse Subsidiary, unless such action or proceeding results in the Company or any Recourse Subsidiary becoming liable or responsible for liabilities or obligations of such Non-Recourse Subsidiary in an aggregate amount in excess of $5,000,000 and has a material adverse effect on the ability of the Company to satisfy its obligations under the Indenture or the Notes) pursuant to or within the meaning of any Bankruptcy Law: (a) commences a voluntary case or proceeding; (b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) admits in writing its inability to pay its debts as the same become due;

    (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against the Company or any Subsidiary in an involuntary case; (b) appoints a Custodian of the Company or any Subsidiary for all or substantially all of its property; or (c) orders the liquidation of the Company or any Subsidiary; provided, that clauses (a), (b) and (c) shall not apply to a Non-Recourse Subsidiary, unless such action or proceeding results in the Company or any Recourse Subsidiary becoming liable or responsible for liabilities or obligations of such Non-Recourse Subsidiary in an aggregate amount in excess of $5,000,000 and has a material adverse effect on the ability of the Company to satisfy its obligations under the Indenture or the Notes and in any such case the order or decree remains unstayed and in effect for 60 days;

    (ix) the Company or any Recourse Subsidiary shall fail to discharge any one or more judgments not covered by insurance (from which no further appeal may be taken) in excess of $5,000,000, and such judgments shall remain in force, undischarged, unsatisfied, unstayed and unbonded for more than 30 days;

    (x) (a) the Security Documents shall cease, for any reason, to be in full force and effect or shall cease to be effective to grant a perfected Lien on the Collateral with the priority purported to be created thereby, in each case with respect to Collateral the aggregate value of which is in excess of $3,000,000 or (b) the Security Documents shall cease, for any reason, to be in full force and effect or shall cease to be effective to grant a perfected Lien on the Collateral with the priority purported to be created thereby in any case with respect to Collateral the aggregate value of which is $3,000,000 or less and the Company or any Recourse Subsidiary, as applicable, shall have failed to take reasonable steps to cure such event promptly after having learned thereof; or

    (xi) an event of default shall have occurred with respect to the First Mortgage Notes of any other series and as a result of such event of default the maturity of the First Mortgage Notes of such other series shall have been accelerated prior to its stated maturity.

  If an Event of Default (other than an Event of Default specified in subparagraph (vii) or (viii) set forth above) occurs and is continuing, the Trustee or the Holders of at least 25% of the principal amount of the First Mortgage Notes then outstanding by notice to the Company (and to the Trustee if such notice is given by the Holders) may declare the principal amount and accrued interest on the First Mortgage Notes to be immediately due and payable. If an Event of Default specified in section (vii) or (viii) above occurs, the principal amount and accrued interest shall ipso facto become and be immediately due and payable on all outstanding First Mortgage Notes without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding First Mortgage Notes by notice to the Company and the Trustee may rescind an acceleration and its consequences if all existing Events of Default, other than the nonpayment of the principal of the First Mortgage Notes which have become due solely by such declaration of acceleration, have been cured or waived. The Holders of a majority in principal amount of the outstanding First Mortgage Notes also have the right to waive certain past defaults under the Indenture except a default in the payment of the principal of, premium, if any, or interest on any First Mortgage Note, or in respect of a covenant or a provision which cannot be modified or amended without the consent of all Holders.

  No Holder has the right to institute any proceeding with respect to the Indenture, the Security Documents or any remedy thereunder, unless the Holders of at least 25% in principal amount of the outstanding First Mortgage Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice, and the Trustee has not within such 15-day period received directions inconsistent with such written request by Holders of a majority in principal amount of the outstanding First Mortgage Notes. Such limitations do not apply, however, to suits instituted by a Holder for the enforcement of the payment of the principal of, premium, if any, or interest on such First Mortgage Note on or after the respective due dates expressed in such First Mortgage Note.

  The Holders of a majority in principal amount of the outstanding First Mortgage Notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to certain provisions of the Indenture, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request. The Trustee may withhold from Holders notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such Holders.

  Under the Indenture, the Company is required to furnish to the Trustee annually (i) a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under such Indenture or, if there has been such default, specifying each such default and (ii) an Opinion of Counsel either stating that action has been taken with respect to the filing, refiling, recording or re-recording of the Indenture as is necessary to maintain the Lien of the Indenture or that no such action is necessary to maintain such Lien.

MODIFICATION OF THE INDENTURE

  From time to time, the Company, when authorized by a Board Resolution, and the Trustee and the Collateral Agent (if a party thereto) may amend, waive or supplement the Indenture, the Security Documents or the First Mortgage Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the TIA, making any change that does not adversely affect the rights of any Holder or mortgaging, pledging, or granting a security interest in favor of the Collateral Agent as additional security for the payment and performance of the obligations under the Indenture, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted, to the Collateral Agent pursuant to any Security Document or otherwise; provided, that, in the case of certain amendments to the Indenture, the Company delivers to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any Holder. Other amendments and modifications of the Indenture, the First Mortgage Notes or the Security Documents may be made by the Company, the Collateral Agent (if a party thereto) and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding First Mortgage Notes; provided, that no such modification or amendment may, without the consent of the Holder of each outstanding First Mortgage Note affected thereby, (i) reduce the principal amount of, extend the final maturity of or alter the redemption provisions of, the First Mortgage Notes, (ii) change the currency in which any First Mortgage Notes or any premium thereon is payable, (iii) reduce the percentage in principal amount of outstanding First Mortgage Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture, the First Mortgage Notes or the Security Documents, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the First Mortgage Notes, (v) waive a default in payment with respect to the First Mortgage Notes, (vi) reduce or change the rate or time for payment of interest on the First Mortgage Notes, or (vii) affect the ranking or security of the First Mortgage Notes.

  Notwithstanding clause (vii) of the preceding paragraph, any amendment or modification of, or waiver with respect to, the Indenture, the First Mortgage Notes or the Security Documents requested by the Company in connection with any intercreditor agreement or similar arrangement to facilitate the financing, construction, or operation of Released Property Facilities shall only require the approval of not less than a two-thirds majority of the aggregate principal amount of the then outstanding First Mortgage Notes even if such intercreditor agreement or similar arrangement affects the ranking or security of the First Mortgage Notes. No such intercreditor agreement or similar arrangement shall, however, cause the Trustee to release the Lien in favor of the Trustee and Holders on the Collateral except in compliance with "--Release of Collateral," "--Legal Defeasance and Covenant Defeasance," and "--Satisfaction and Discharge of the Indenture." Further, no such intercreditor agreement or similar arrangement shall cause the Trustee to subordinate the Liens in favor of the Holders under the Security Documents to Liens in favor of creditors financing Released Property Facilities.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company at any time may terminate (i) all its obligations under the First Mortgage Notes and, to the extent related thereto, the Indenture and the Security Documents ("legal defeasance option") or (ii) its obligations to comply with certain restrictive covenants, including certain of the covenants described under "--Certain Covenants" above ("covenant defeasance option"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

  If the Company exercises its legal defeasance option, payment of the First Mortgage Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of certain Events of Default described under "Events of Default" above (not including Events of Default relating to non-payment, bankruptcy and insolvency events, among others) or because of the failure of the Company to comply with certain covenants specified in the Indenture.

  The Company may exercise its legal defeasance option or its covenant defeasance option only if:

    (1) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the First Mortgage Notes to maturity or redemption, as the case may be;

    (2) the Company delivers to the Trustee a certain certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the First Mortgage Notes to maturity or redemption, as the case may be;

    (3) 91 days pass after the deposit is made and during the 91-day period no Default relating to bankruptcy and insolvency events with respect to the Company occurs which is continuing at the end of the period;

    (4) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

    (5) the Company delivers to the Trustee an Opinion of Counsel to the effect that (i) the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (ii) the Holders have a valid first priority perfected security interest in the trust funds, and (iii) after passage of 91 days following the deposit (except, with respect to any trust funds for the account of any Holder who may be deemed to be an "insider" for purposes of the Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the Bankruptcy Code or
  Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Company under either such statute, and either (A) the trust funds will no longer remain the property of the Company (and therefore, will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally) or
  (B) if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, (x) assuming such trust funds remained in the possession of the Trustee prior to such court ruling to the extent not paid to Holders, the Trustee will hold, for the benefit of the Holders, a valid first priority perfected security interest in such trust funds that is not avoidable in bankruptcy or otherwise except for the effect of Section 552(b) of the Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute and (y) the Holders will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding;

    (6) in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in the applicable U.S. Federal income tax law or a regulation clarifying existing law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

    (7) in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

    (8) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the First Mortgage Notes have been complied with.

SATISFACTION AND DISCHARGE OF THE INDENTURE

  The Indenture will cease to be of further effect with respect to the First Mortgage Notes (except as to the surviving rights of registration of transfer or exchange of First Mortgage Notes, as expressly provided for in the Indenture, and as otherwise expressly provided for in the Indenture) when either (i) all such First Mortgage Notes theretofore authenticated and issued have been delivered (except lost, stolen or destroyed First Mortgage Notes which have been replaced or paid, or First Mortgage Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Trustee or discharged from such trust) to the Trustee for cancellation or (ii) all such First Mortgage Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay at maturity or redemption the entire indebtedness on such First Mortgage Notes not theretofore delivered to the Trustee for cancellation, including interest thereon, and the Company has paid all sums payable by it under the Indenture. The Trustee is required to acknowledge satisfaction and discharge of the Indenture with respect to the First Mortgage Notes on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.

REGARDING THE TRUSTEE AND THE COLLATERAL AGENT

  First National Bank of Commerce serves as Trustee under the Indenture and acts as Collateral Agent under the Security Documents.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  Directors, officers, employees or stockholder of the Company and the Recourse Subsidiaries will not have any liability for any obligations of the Company or the Recourse Subsidiaries under the First Mortgage Notes, the Indenture or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a First Mortgage Note, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the First Mortgage Notes.

REPORTS

  The Company shall file with the Commission, and furnish the Trustee with copies of, all quarterly and annual reports, and any other documents, specified pursuant to Section 13 or 15(d) of the Exchange Act.

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

GOVERNING LAW

  The Indenture, the Security Documents and the First Mortgage Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Affiliate" means, with respect to any specific Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specific Person. For the purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person whether through the ownership of voting securities, or by agreement or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Acquisition" means (i) any capital contribution (by means of transfer of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock by the Company or any of its Recourse Subsidiaries in any other Person, in either case pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged with or into the Company or any of its Subsidiaries or (ii) any acquisition by the Company or any of its Recourse Subsidiaries of the assets of any Person which constitute substantially all of an operating unit or business of such Person.

  "Asset Backed Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable or inventory and related assets) which engages in no activities other than in connection with the financing of accounts receivable or inventory and which is designated by the Board of Directors of the Company (as provided below) as an Asset Backed Entity, (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings) or (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable or inventory, and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

  "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease or other disposition (excluding the granting of Permitted Liens) of property, rights or assets to any Person (including any Non-Recourse Subsidiary), other than (a) pursuant to the sale of accounts receivable and inventory and related assets of the type specified in the definition of "Qualified Asset Backed Transaction" to an Asset Backed Entity for the fair market value thereof, (b) to the Company or a Recourse Subsidiary of the Company, in one transaction or a series of related transactions, of (i) any Capital Stock of any

Recourse Subsidiary of the Company or (ii) any other property or asset of the Company or any Recourse Subsidiary of the Company, in each case, other than in the ordinary course of business and (c) sales of products in the ordinary course of business.

  "Available Amount" means the sum of Net Cash Proceeds of Asset Sales less the sum of Net Cash Proceeds (i) previously applied to Permitted Related Acquisitions, (ii) from the sale of Obsolete Assets not exceeding an aggregate fair market value of $2,000,000 in any year, (iii) of $1,000,000 and (iv) retained by the Company following an Asset Sale Offer that is not fully subscribed as contemplated under "--Restrictions on Asset Sales."

  "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of the years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

  "Bankruptcy Law" means Title 11, United States Code or any similar Federal or state law for the relief of debtors, as amended.

  "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or its Subsidiaries, as the case may be, to have been duly adopted by the Board of Directors of the Company or its Subsidiaries, as the case may be, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, warrants, options or other equivalents (however designated and whether voting or non-voting) of capital stock of a corporation and any and all equivalent ownership interests in a Person (other than a corporation), in each case whether outstanding on the Issue Date or thereafter issued, including, without limitation, all common stock and Preferred Stock.

  "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) the discounted present value of the rental obligations of such Person as lessee under which, in conformity with GAAP, is required to be capitalized on the balance sheet of that Person.

  "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

  "Cash Equivalents" means, at any time, (i) any evidence of Indebtedness with a maturity of 365 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $250,000,000; (iii) commercial paper with a maturity of 180 days or less issued by a corporation (except an Affiliate of the Company) organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by Standard & Poor's Corporation or at least P-1 by Moody's Investors Service, Inc.

  "Change of Control" means the occurrence of one or more of the following events:

    (a) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any Person or entity or group of Persons or entities acting in concert as a partnership or other group (a "Group of Persons") other than an Affiliate of the Company;

    (b) the consummation of any consolidation or merger of the Company with or into another corporation with the effect that the stockholders of the Company as of the date of the Indenture hold less than 51% of the combined voting power of the outstanding voting securities of the surviving entity of such merger or the corporation resulting from such consolidation ordinarily having the right to vote in the election of directors (apart from rights accruing under special circumstances) immediately after such merger or consolidation;

    (c) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company; and

    (d) a Person or Group of Persons (other than management of the Company and their respective Affiliates) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the direct or indirect beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing a majority of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

  For purposes of this definition, the following shall not be considered a Change of Control:

    (i) Transfers of Securities of the Company among (A) Meyers; (B) any son, daughter, stepson, stepdaughter or spouse of Meyers; (C) any lineal descendant of an individual referred to in clause (A) or (B); (D) any trust in which one or more of the Persons referred to in clause (A), (B) or (C) are principal beneficiaries; and (e) any entity described in Section 501(c)(3) of the Code over which one or more of the Persons (and no other Person) referred to in clause (A), (B) or (C) actually has and exercises control; provided, that, if at any time any Person other than a Person referred to in clause (A), (B) or (C) has the ability to exercise control (whether or not shared) over any such entity, any securities of the Company then owned by such entity shall be deemed to be beneficially owned by a Person or Group of Persons other than a Person referred to in clause (A),
  (B) or (C) for purpose of determining whether a Change of Control has occurred; or

    (ii) A merger resulting in the proportionate interest of the Class B Common Stock held by Bayou Steel Properties Limited being held by Bayou Steel Properties Limited's shareholders, provided such transaction shall have no adverse effect on the Company.

  "Collateral" means, collectively, all of the property and assets (including, without limitation, Trust Moneys) that are from time to time subject to the Lien of the Security Documents.

  "Collateral Account" means the collateral account to be established pursuant to the Indenture.

  "Collateral Proceeds" means the Net Cash Proceeds received by the Collateral Agent from the sale of Collateral.

  "Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

  "Condemnation Award" means any proceeds, award or payment paid to the mortgagee or beneficiary under the Mortgages relating to any taking of the Collateral subject to such Mortgage by condemnation or eminent domain or similar action, together with interest accrued thereon, less certain expenses.

  "Consolidated Domestic Income Tax Expense" of any Person for any period means, without duplication, the aggregate amount of net U.S. taxes based on income or profits for such period of the operations of such Person and its Consolidated Recourse Subsidiaries, determined in accordance with GAAP (to the extent such income or profits were included in computing Consolidated Net Income).

  "Consolidated Interest Expense" of any Person for any period means the sum of (a) the interest expense (including amortization of original issue discount and non-cash interest payments or accruals) of such Person and its Consolidated Recourse Subsidiaries for such period and (b) to the extent not included in clause (a), all commissions, discounts and other fees and charges owed with respect to letters of credit and banker's acceptance financing, the net cost associated with Interest Rate Agreements and Currency Agreements, amortization of other financing fees and expenses and the interest portion of any deferred payment obligation.

  "Consolidated Interest Income" of any Person means all amounts that would be included under interest income on a consolidated income statement of such Person and its Consolidated Recourse Subsidiaries determined in accordance with GAAP, less accreted amounts attributable to original issue discount securities prior to the receipt thereof and other non-cash interest payments or accruals.

  "Consolidated Net Income" of any Person for any period means the Net Income of such Person and its Consolidated Recourse Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that there shall be excluded (i) the Net Income of any Person (other than a Consolidated Recourse Subsidiary) in which such Person or any of its Consolidated Recourse Subsidiaries has a joint interest with a third party except to the extent of the amount of dividends or distributions actually paid to such Person or a Recourse Subsidiary during such period; (ii) except to the extent includable pursuant to the foregoing clause (i), the Net Income of any Person accrued prior to the date it becomes a Recourse Subsidiary of such Person or is merged into or consolidated with such Person or any of its Recourse Subsidiaries or that Person's assets are acquired by such Person or any of its Recourse Subsidiaries; (iii) the Net Income (if positive), or any portion thereof, of any Recourse Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by that Recourse Subsidiary to such Person or to any other Recourse Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Recourse Subsidiary; (iv) without duplication, any gains or losses attributable to Asset Sales; (v) Net Income, arising from the adoption of changes in accounting policy to comply with GAAP or voluntarily by the Company with the consent of its independent auditors that so qualify under Regulation S-X of the Securities Act; (vi) Net Income arising in connection with a merger, combination or consolidation that is accounted for as a pooling of interests; and (vii) foreign currency translation gains and losses.

  "Consolidated Net Worth" of any Person means as of any date all amounts that would be included under stockholders' equity on a consolidated balance sheet of such Person and its Consolidated Recourse Subsidiaries determined in accordance with GAAP.

  "Consolidated Recourse Subsidiary" of any Person means a Recourse Subsidiary which for financial reporting purposes is or, in accordance with GAAP, should be, accounted for by such Person as a consolidated Subsidiary.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

  "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.


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

  "Default" means any event which is, or after the giving of notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part on, or prior to, the final maturity date of the First Mortgage Notes.

  "EBITDA" of any Person for any period means the sum of (a) Consolidated Net Income of such Person; (b) Consolidated Domestic Income Tax Expense of such Person; (c) Consolidated Interest Expense of such Person; and (d) depreciation and amortization expense determined on a consolidated basis for such Person and its Consolidated Recourse Subsidiaries in accordance with GAAP for such period; and (e) other non-cash charges; provided, that the amounts set forth in clauses (b), (c), (d) and (e) will be included only to the extent such amounts were deducted in computing Consolidated Net Income. Notwithstanding the foregoing, the amounts set forth in clauses (b), (c), and (d) in respect of a Recourse Subsidiary of a Person shall be added to Consolidated Net Income to compute EBITDA of such Person only to the extent (and in the same proportion) that the net income of such Recourse Subsidiary was included in calculating the Consolidated Net Income of such Person.

  "EBITDA Ratio" means the ratio, on a pro forma basis, of (a) EBITDA of any Person for the Reference Period immediately prior to the date of the transaction giving rise to the need to calculate the EBITDA Ratio (the "Transaction Date") to (b) the Net Interest Expense of such Person during such Reference Period; provided, that in making such computation, (i) the incurrence of the Indebtedness giving rise to the need to calculate the EBITDA Ratio and the application of the proceeds therefrom shall be assumed to have occurred on the first day of the Reference Period; (ii) Asset Sales and Asset Acquisitions which occur during the Reference Period or subsequent to the Reference Period but prior to the Transaction Date (but including any Asset Acquisition to be made with such Indebtedness) shall be assumed to occur on the first day of the Reference Period; (iii) the issuance of any Indebtedness (other than Indebtedness borrowed under a revolving credit or similar arrangement which Indebtedness is not outstanding on the Transaction Date) during the Reference Period or subsequent to the Reference Period but prior to the Transaction Date and the application of the proceeds therefrom shall be assumed to have occurred on the first day of the Reference Period; (iv) the Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being incurred but not including Indebtedness borrowed under a revolving credit or similar arrangement which Indebtedness is not outstanding on the Transaction Date) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, unless such Person or any of its Recourse Subsidiaries is a party to an Interest Rate Agreement which has the effect of reducing the interest rate below the rate on the date of computation, in which case such lower rate shall be used; (v) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any Indebtedness which was outstanding during and subsequent to the Reference Period but is not outstanding on the Transaction Date, except for Consolidated Interest Expense actually incurred with respect to Indebtedness borrowed under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Transaction Date and (vi) if the transaction giving rise to the need to calculate the EBITDA Ratio is an Asset Acquisition, in calculating Consolidated Net Income for the Reference Period, there shall be deducted from the calculation of expenses all cost savings resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation practices, consolidation of property, casualty and other insurance coverage and policies, standardization of sales representation commissions and other contract rates, and reductions in taxes other than income taxes (collectively, "Cost Savings

Measures"), which cost savings the Company reasonably believes in good faith
(i) would have been achieved during the Reference Period as a result of such Asset Acquisition, (ii) are directly attributable to such Asset Acquisition and (iii) will have a recurring impact on the Company (regardless of whether such cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the Commission or any other regulation or policy of the Commission); provided, that both (A) such cost savings and Cost Savings Measures were identified and such cost savings were quantified in an officer's certificate delivered to the Trustee at the time of the consummation of the Asset Acquisition, (B) with respect to each Asset Acquisition completed prior to the 90th day preceding such date of determination, actions were commenced or initiated by the Company within 90 days of such Asset Acquisition to effect the Cost Savings Measures identified in such officer's certificate (regardless, however, of whether the corresponding cost savings were ultimately achieved). For the purposes of making the computation referred to in the preceding sentence, Asset Sales and Asset Acquisitions which have been made by any Person which has become a Recourse Subsidiary of the Company or been merged with or into the Company or any Recourse Subsidiary of the Company during the Reference Period or subsequent to the Reference Period and prior to the Transaction Date shall be calculated on a pro forma basis (including all of the calculations referred to in numbers (i) through (vi) of the preceding sentence) assuming such Asset Sales or Asset Acquisitions occurred on the first day of the Reference Period.

  "Fixtures and Equipment" means fixtures, machinery, tools, equipment (including certain operating equipment classified as inventory on the Company's books and records), and similar personal property.

  "GAAP" means generally accepted accounting principles in the United States as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination.

  "Guarantee" means, as applied to any Indebtedness, (a) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Indebtedness, and (b) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure the payment or performance (or payment of damages in the event of nonperformance) of any part or all of such Indebtedness, including, without limiting the foregoing, the payment of amounts drawn under letters of credit. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made (unless such Guarantee shall be expressly limited to a lesser amount, in which case such lesser amount shall apply) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.

  "Holder" means the registered holders of the First Mortgage Notes.

  "Indebtedness" of any Person means at any date, without duplication, (a) all obligations of such Person for borrowed money or evidenced by bonds, debentures, notes or other similar instruments; (b) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto); (c) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables; (d) all Capitalized Lease Obligations of such Person, (e) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, provided, that, for purposes of determining the amount of any Indebtedness of the type described in this clause, if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the fair market value of the asset; (f) to the extent not otherwise included, all obligations under Interest Rate Agreements and Currency Agreements; (g) all Guarantees of such Person in respect of Indebtedness of others; and (h) all Disqualified Stock issued by such Person and all Preferred Stock issued by the Recourse Subsidiaries of such Person (the amount of Indebtedness represented by any Disqualified Stock or Preferred Stock will be the greater of the voluntary or involuntary liquidation preference thereof).

  "Integral Fixtures and Equipment" means all Fixtures and Equipment now or hereafter located at the Mortgaged Facility other than (i) all vehicles and mobile equipment subject to certificate of title laws, in each instance with a fair market value of $100,000 or less and (ii) any Fixtures and Equipment acquired (whether such acquisition is denominated as a purchase, a Capitalized Lease or otherwise) by the Company or a Recourse Subsidiary after the Issue Date and whose (x) acquisition adds supplemental production, handling or performance capacity to the Mortgaged Facility rather than merely replacing Fixtures and Equipment forming part of the Mortgaged Facility as in existence immediately prior to the acquisition in question and (y) subsequent removal from service will have no material adverse impact on the operations in the ordinary course of business of the Mortgaged Facility as in existence immediately prior to the acquisition in question, in each instance under clauses (x) or (y), as conclusively established by a Board Resolution.

  "Interest Rate Agreement" means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge agreement, to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

  "Investment" of any Person means all investments in other Persons in the form of loans, advances or capital contributions of cash or other assets (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), and purchases (or other acquisitions for consideration) or guarantees of Indebtedness, Capital Stock or other securities issued by any other Person.

  "Issue Date" means May 22, 1998.

  "Joint Venture" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, that as to any such arrangement in corporate form, such corporation shall not, as to any Person of which such corporation is a Subsidiary, be considered to be a Joint Venture to which such Person is a party.

  "Lenders" means the lenders who are from time to time parties to the New Credit Facility.

  "Lien" means, with respect to any property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property. For the purposes of the Indenture and the Security Documents, the Company and its Subsidiaries shall be deemed to own subject to a Lien any property which they have acquired or hold subject to the interest of a vendor or lessor under any conditional sales agreement, capital lease or other title retention agreement relating to such property.

  "Majority-Owned Non-Recourse Subsidiary" means a Majority-Owned Subsidiary that is a Non-Recourse Subsidiary.

  "Majority-Owned Subsidiary" means, with respect to any Person, a Subsidiary of which more than 50% of the Capital Stock (other than any director's qualifying stock), or in the case of a non-corporate Subsidiary, other equity interests having ordinary voting power for the election of directors or other governing body of such Subsidiary, is owned by such Person or another Majority-Owned Subsidiary of such Person.

  "Meyers" means Howard M. Meyers, an individual with a business address on the Issue Date at 2777 Stemmons Freeway, Dallas, Texas.

  "Net Cash Proceeds" from a sale, transfer or other disposition (other than from the granting of a Permitted Lien thereon) of properties or assets means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received (including any cash received upon sale or disposition of such note or receivable), excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such sale, transfer or other disposition, and in each case net of appropriate amounts to be provided by the Company or its Recourse Subsidiaries as a reserve, in accordance with GAAP, against any liabilities associated with such assets and retained by the Company or any Recourse Subsidiary after such sale, transfer or other disposition, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters and the after-tax cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by the Company or any of its Recourse Subsidiaries in connection with such sale, transfer or other disposition (but excluding any payments, which by the terms of the indemnities will not, under any circumstances, be made during the term of the First Mortgage Notes) and net of all payments made on any Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets or which must by its terms, or in order to obtain a necessary consent to such asset disposition, or by applicable law be repaid out of the proceeds from such sale, transfer or other disposition, and net of all distributions and other payments made to minority interest holders in Subsidiaries or Joint Ventures as a result of such sale, transfer or other disposition.

  "Net Income" of any Person for any period means the net income (loss) of such Person for such period, determined in accordance with GAAP, except that
(i) extraordinary items, (ii) unusual and non-recurring gains and losses and
(iii) unusual and non-recurring expenses, in the case of clauses (i), (ii) and
(iii) as determined in accordance with GAAP, shall be excluded; provided, that non-recurring expenses shall not be excluded if the event or circumstances giving rise to such expenses is continuing or exist on the last day of the period for which Net Income is calculated.

  "Net Insurance Proceeds" means all proceeds paid to the Collateral Agent or any mortgagee or beneficiary under the Security Documents relating to damage to, or loss or destruction of, improvements on equipment constituting Collateral, together with interest earned thereon, less certain expenses.

  "Net Interest Expense" means the difference between Consolidated Interest Expense and Consolidated Interest Income; provided, that such amount shall not be less than zero.

  "New Credit Facility" means the Credit Agreement, dated as of May 22, 1998, among the Company, the Lenders named therein, or any renewal, replacement, refinancing or continuation thereof as each of the foregoing may be amended, supplemented or otherwise modified from time to time.

  "Non-Recourse Indebtedness" means Indebtedness of a Non-Recourse Subsidiary where (a) neither the Company nor any Recourse Subsidiary: (i) provides any Guarantee or credit support for such Indebtedness (including any undertaking, guaranty, indemnity, agreement or instrument which would constitute Indebtedness); or (ii) is directly or indirectly liable for such Indebtedness; and (b) no default with respect to such Indebtedness (including any rights which the holder thereof may have to take enforcement action against such Non-Recourse Subsidiary) would permit (upon notice, lapse of time or both) any holder or holders of other Indebtedness of the Company or any Recourse Subsidiary (excluding Indebtedness in an aggregate principal amount not to exceed $5 million at any time) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

  "Non-Recourse Subsidiary" means a special purpose Subsidiary of the Company or any of its Subsidiaries formed to acquire securities or assets of a third party and which, in any case, (i) has no Indebtedness other than Non-Recourse Indebtedness and (ii) does not, directly or indirectly, own any Indebtedness, stock or securities of, and has no Investment in, the Company or any Recourse Subsidiary.

  "Officers' Certificate" means, when used with respect to the Company, a certificate signed by the Chairman of the Board, the President, a Vice Chairman of the Board or the Chief Financial Officer of the Company (or any other officer identified by any of the foregoing officers in an Officers' Certificate to be an executive officer of the Company) and the Secretary, an Assistant Secretary or the Controller of the Company.

  "Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or of counsel to the Company, or who may be other counsel satisfactory to the Trustee.

  "Permitted Easements" means all rights-of-way, easements, rights of use or similar rights (generally designated under Louisiana law as "servitudes") granted by the Company over the Mortgaged Facility for the purpose of constructing and operating a Released Property Facility which, in the aggregate, do not materially (i) diminish the value of the Mortgaged Facility or (ii) interfere with the ordinary conduct of the business of the Company and its Recourse Subsidiaries, in each instance under clauses (i) or (ii), as conclusively established by a Board Resolution.

  "Permitted Investment" means (i) advances and loans to, and Investments in, any Recourse Subsidiary by the Company and advances or loans to, and Investments in, the Company or any Recourse Subsidiary of the Company by any Subsidiary; (ii) cash and Cash Equivalents held by the Company and its Recourse Subsidiaries; (iii) advances and loans by the Company and its Recourse Subsidiaries to officers and employees in the ordinary course of business not to exceed $100,000 in the aggregate at any one time outstanding;
(iv) advances or loans by the Company in connection with Currency Agreements provided such agreements are made in the ordinary course of business; (v) advances or loans by the Company in connection with Interest Rate Agreements provided such agreements are made in the ordinary course of business; (vi) Investments by the Company and its Recourse Subsidiaries in exchange for assets sold or otherwise disposed of in accordance with the provisions described under "--Restrictions on Asset Sales"; (vii) Investments by the Company and its Recourse Subsidiaries in the form of advances, extensions of credit, progress payments and prepayments for assets purchased by it in the ordinary course of business; (viii) accounts receivable arising and trade credit granted in the ordinary course of business and any securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss; (ix) any Investment by the Company or any Recourse Subsidiary of the Company in a Person that is engaged in a similar business if as a result of such Investment (a) such Person becomes a Recourse Subsidiary or (b) such Person, in one transaction or a series of concurrent related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Recourse Subsidiary; (x) any Investment acquired by the Company or any of its Subsidiaries (a)

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

in exchange for any other Investment or accounts receivable held by the Company or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
(xi) Investments the payment for which consists of Capital Stock of the Company (other than Disqualified Stock); and (xii) other Investments not to exceed $15 million in the aggregate.

  "Permitted Liens" means (i) Liens in favor of the Collateral Agent or the Holders, including Liens created by the First Mortgage Notes, the Indenture and the Security Documents; (ii) Liens on the Lender Secured Property to secure the New Credit Facility and Liens on the Tulsa and Chicago stocking locations; (iii) Liens on the property of the Company or any of its Recourse Subsidiaries created solely for the purpose of securing purchase money obligations; provided, that (a) such property so acquired is for use in the Company's business and (b) no such Lien shall extend to or cover other property or assets of the Company and its Recourse Subsidiaries other than the respective property or assets so acquired and the principal amount of Indebtedness secured by any such Lien shall at no time exceed the original purchase price of such property or assets; (iv) Liens on the assets of any entity existing at the time such entity or assets are acquired by the Company or any of its Recourse Subsidiaries, whether by merger, consolidation, purchase of assets or otherwise; provided, however, that such Liens (a) are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by the Company or any of its Recourse Subsidiaries and (b) do not extend to any other property of the Company or any of its Recourse Subsidiaries; (v) Liens in existence on the date of the Indenture;
(vi) Liens securing Private Activity Bonds, as such term is defined in the Code; provided, that any Lien permitted by this clause (vi) shall not extend to any other property of the Company or any of its Subsidiaries; (vii) Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) other Liens incidental to the conduct of the Company's and its Recourse Subsidiaries' business or the ownership of its property and assets not securing any Indebtedness, and which do not in the aggregate materially detract from the value of the Company's and its Recourse Subsidiaries' property or assets when taken as a whole, or materially impair the use thereof in the operation of its business (including, without limitation, Liens securing any obligation to landlords, vendors, carriers, warehousemen, mechanics, laborers and materialman and other similar obligations arising by operation of law not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor); (ix) Liens with respect to assets of a Recourse Subsidiary granted by such Recourse Subsidiary to the Company to secure Indebtedness owing to the Company; (x) Liens on assets owned by Non-Recourse Subsidiaries to secure Non-Recourse Indebtedness; (xi) Liens on assets not constituting Collateral to secure senior Indebtedness; (xii) pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (xiii) deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (xiv) zoning restrictions, servitudes, easements, rights-of-way, mineral reservations, building and subdivision restrictions, levee, road and other riparian landowner obligations and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or its Recourse Subsidiaries; (xv) Permitted Easements; (xvi) Liens arising out of judgments or awards against the Company or any Recourse Subsidiary with respect to which the Company or such Recourse Subsidiary is prosecuting an appeal or proceeding for review and the

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

Company or such Recourse Subsidiary is maintaining adequate reserves in accordance with GAAP; (xvii) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease; (xviii) Liens on assets transferred to an Asset Backed Entity or on assets of an Asset Backed Entity incurred in connection with a Qualified Asset Backed Transaction; (xix) other Liens on assets with an aggregate book value not in excess of 7 1/2% of the book value of the Company's total assets as shown on the Company's most recent consolidated balance sheet; (xx) obligations under Interest Rate Agreements and Currency Agreements entered into in the ordinary course of business; (xxi) Liens by a depositary or financial institution on funds deposited with such institution arising in the ordinary course of business under standard account agreements or by operation of law; and (xxii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses; provided, that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured immediately prior to the time of such extension, renewal or replacement, and that such extension, renewal, or replacement Lien shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

  "Permitted Payments" means, with respect to the Company or any of its Recourse Subsidiaries, (a) any dividend on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock); (b) any dividend, other distribution, loan or advance to the Company by any of its Subsidiaries or by a Subsidiary to a Recourse Subsidiary and any dividends payable by a Recourse Subsidiary on its Common Stock; (c) any defeasance, redemption, repurchase or other acquisition for value of any Indebtedness of the Company with the proceeds from the issuance of (i) Indebtedness which is subordinate to the First Mortgage Notes at least to the extent and in the manner as the Indebtedness to be defeased, redeemed, repurchased or otherwise acquired is subordinate to the First Mortgage Notes; provided, however, that (1) such newly-issued subordinated Indebtedness provides for no payments of principal by way of sinking fund, mandatory redemption, defeasance or otherwise by the Company or its Recourse Subsidiaries (including, without limitation, at the option of the holder thereof other than an option given to a holder pursuant to a "Change of Control" covenant which (x) is no more favorable to the holders of such Indebtedness than the provisions in favor of the Holders and (y) such Indebtedness provides that the Company or its Recourse Subsidiaries will not repurchase such Indebtedness pursuant to such provisions prior to the Company's repurchase of the First Mortgage Notes required to be repurchased by the Company upon a Change of Control) prior to the maturity of the Indebtedness being replaced and (2) the proceeds of such new Indebtedness are utilized for such purpose within 45 days of issuance or (ii) Capital Stock (other than Disqualified Stock); and (d) the redemption or repurchase by a Wholly-Owned Recourse Subsidiary of its Capital Stock owned by the Company or another Wholly-Owned Recourse Subsidiary.

  "Permitted Related Acquisition" means acquisitions of property and assets used in lines of business related to the Company's or one of its Recourse Subsidiaries' business at such time.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the Issue Date, and includes, without limitation, all classes and series of preferred or preference stock.

  "Qualified Asset Backed Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) an Asset Backed Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by an Asset Backed Entity), or may grant a security interest in, inventory, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving inventory or accounts receivable.

  "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Recourse Subsidiary in connection with, any Qualified Asset Backed Transaction.

  "Recourse Subsidiary" means any Subsidiary other than a Non-Recourse
Subsidiary.

  "Reference Period" means the four fiscal quarters for which financial information is available preceding the date of a transaction giving rise to the need to make a financial calculation.

  "Released Property" means up to 36 acres of undeveloped land comprising part of the Mortgaged Facility, which shall be selected by the Company in one or more parcels from the up to 80 acres of undeveloped land designated as land subject to being released from the Mortgage on that certain survey by Lucien Gassen, P.L.S., attached as Exhibit G to the Indenture, from and after the time such land is released from the Lien of the Indenture and the Security Documents as provided under "--Possession, Use and Release of Collateral."

  "Restricted Investment" means any Investment in any Person other than a Recourse Subsidiary of the Company.

  "Restricted Payment" means, with respect to any Person, (a) any dividend or other distribution on any shares of such Person's Capital Stock (other than dividends or distributions payable in Capital Stock that is not Disqualified Stock); (b) any payment on account of the purchase, redemption, retirement or other acquisition of (i) any shares of such Person's Capital Stock or (ii) any option, warrant or other right to acquire shares of such Person's Capital Stock; (c) any defeasance, redemption, repurchase or other acquisition or retirement of value prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness ranked subordinate in right of payment to the First Mortgage Notes (other than in connection with the refunding or refinancing of such Indebtedness); and (d) any Restricted Investment; provided, however, that "Restricted Payments" shall not include any payment or investment described in (a), (b), (c) or (d) above made by a Subsidiary to the Company or to a Recourse Subsidiary of the Company.

  "Sale and Leaseback Transaction" means, with respect to any Person, an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person or any of its Recourse Subsidiaries of any property or asset of such Person or any of its Recourse Subsidiaries which has been or is being sold or transferred by such Person or such Recourse Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset.

  "Security Documents" means, collectively, (i) the Mortgages, (ii) the Security Agreement, (iii) the Subsidiary Guarantee and (iv) the Collateral Agency and Intercreditor Agreement.

  "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable and inventory securitization transactions.

  "Subsidiary" means, with respect to any Person, any corporation or other entity of which 50% or more of the Capital Stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

  "Trade Payables" means accounts payable or any other indebtedness or monetary obligations to trade creditors created or assumed by the Company or its Subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.

  "Trust Moneys" means all cash or Cash Equivalents received by the Collateral Agent (a) as Net Cash Proceeds received by the Company and its Recourse Subsidiaries from Asset Sales to be subject to the Lien of the Security Documents in accordance with "--Restrictions on Asset Sales"; (b) as Condemnation Awards with respect to all or any part of the Collateral; (c) as Net Insurance Proceeds with respect to all or any part of the Collateral; (d) as proceeds from the issuance of Securities to the extent provided under "--Limitations on Indebtedness"; or (e) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Collateral Agent or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Security Documents or otherwise.

  "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

  "Wholly-Owned Non-Recourse Subsidiary" means a Wholly-Owned Subsidiary that is a Non-Recourse Subsidiary.

  "Wholly-Owned Recourse Subsidiary" means a Wholly-Owned Subsidiary that is a Recourse Subsidiary.

  "Wholly-Owned Subsidiary" means, with respect to any Person, a Subsidiary of which at least 95% of the Capital Stock (other than any director's qualifying stock), or in the case of a non-corporate Subsidiary, other equity interests having ordinary voting power for the election of directors or other governing body of such Subsidiary, is owned by such Person or another Wholly-Owned Subsidiary of such Person.

                  EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

  Pursuant to the Exchange and Registration Rights Agreement, the Company agreed to (i) file the Exchange Offer Registration Statement, of which this Prospectus forms a part, with the Commission on or prior to 60 days after the Issue Date and (ii) use its reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the Issue Date. As soon as practicable after the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities (as defined below) who are not prohibited by any law or policy of the Commission from participating in the Exchange Offer the opportunity to exchange their Transfer Restricted Securities for Exchange Notes, which are identical in all material respects to the Old First Mortgage Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) and which are registered under the Securities Act. The Company will keep the Exchange Offer open for not less than 30 days (or longer, if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old First Mortgage Notes.

  If (i) because of any change in law or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer as contemplated by the Exchange and Registration Rights Agreement, (ii) any Transfer Restricted Securities validly tendered pursuant to the Exchange Offer are not exchanged for Exchange Notes within 180 days after the Issue Date, (iii) any Initial Purchaser so requests with respect to Old First Mortgage Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer, (iv) any applicable law or interpretations do not permit any holder of Old First Mortgage Notes to participate in the Exchange Offer,
(v) any holder of Old First Mortgage Notes that participates in the Exchange Offer does not receive freely transferable Exchange Notes in exchange for tendered Old First Mortgage Notes, or (vi) the Company so elects, then the Company will file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of Transfer Restricted Securities by such holders who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. For purposes of the foregoing, "Transfer Restricted Securities" means each Old First Mortgage Note until (i) the date on which such Old First Mortgage Note has been exchanged for a freely transferable Exchange Note in the Exchange Offer; (ii) the date on which such Old First Mortgage Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Old First Mortgage Note is distributed to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act.

  The Company will use its reasonable best efforts to have the Exchange Offer Registration Statement or, if applicable, the Shelf Registration Statement (each, a "Registration Statement") declared effective by the Commission as promptly as practicable after the filing thereof, but in any event prior to 150 days after the Issue Date. Unless the Exchange Offer would not be permitted by a policy of the Commission, the Company will commence the Exchange Offer and will use its reasonable best efforts to consummate the Exchange Offer as promptly as practicable, but in any event prior to 180 days after the Issue Date. If applicable, the Company will use its reasonable best efforts to keep the Shelf Registration Statement effective for a period of two years after the Issue Date.

  If (i) the applicable Registration Statement is not filed with the Commission on or prior to 60 days after the Issue Date; (ii) the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is not declared effective within 150 days after the Issue Date; (iii) the Exchange Offer is not consummated on or prior to 180 days after the Issue Date or (iv) the Shelf Registration Statement is filed and declared effective within 150 days after the Issue Date but shall thereafter cease to be effective (at any time that the Company is obligated to maintain the effectiveness thereof) without being succeeded within 45 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will be obligated to pay liquidated damages to each holder of Transfer Restricted Securities, during the period of one or more such Registration Defaults, in an amount equal to $0.192 per week per $1,000 principal amount of the First Mortgage Notes constituting Transfer Restricted Securities held by such holder until the applicable Registration Statement is filed, the Exchange Offer Registration Statement is declared effective and the Exchange Offer is consummated or the Shelf Registration Statement is declared effective or again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the First Mortgage Notes on semi-annual payment dates which correspond to interest payment dates for the First Mortgage Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

  The Exchange and Registration Rights Agreement also provides that the Company (i) shall make available for a period of 180 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes and (ii) shall pay all expenses incident to the Exchange Offer and will indemnify certain holders of the Old First Mortgage Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Exchange and Registration Rights Agreement (including certain indemnification rights and obligations).

  Each holder of Old First Mortgage Notes who wishes to exchange such Old First Mortgage Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business; (ii) it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

  If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old First Mortgage Notes that were acquired as a result of market-making activities or other trading activities (an "Exchanging Dealer"), it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

  Holders of the Old First Mortgage Notes will be required to make certain representations to the Company (as described above) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement in order to have their Old First Mortgage Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages set forth in the preceding paragraphs. A holder who sells Old First Mortgage Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

  For so long as the Old First Mortgage Notes are outstanding, the Company will continue to provide to holders of the Old First Mortgage Notes and to prospective purchasers of the First Mortgage Notes the information required by Rule 144A(d)(4) under the Securities Act.

  The foregoing description of the Exchange and Registration Rights Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the Exchange and Registration Rights Agreement. The Company will provide a copy of the Exchange and Registration Rights Agreement to prospective purchasers of Old First Mortgage Notes identified to the Company by an Initial Purchaser upon request.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old First Mortgage Notes where such Old First Mortgage Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of the lesser of 180 days following the consummation of the Exchange Offer or the date on which all such broker-dealers have sold all Exchange Notes held by them, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 3, 1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sales of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of not less than 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old First Mortgage Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Exchange Notes will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

  The consolidated balance sheets of the Company as of September 30, 1996 and 1997 and the related statements of operations, changes in equity and cash flows for each of the three years in the period ended September 30, 1997 included elsewhere in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting in giving such reports.

                                   GLOSSARY

billets......................  are long, square or rectangular strands of steel that minimills cast from molten steel in a continuous casting process. Billets are an intermediate product of a type commonly referred to as semi-finished steel.

continuous casting...........  is a method of casting steel into a billet directly from its molten form, in which steel from the electric arc furnace is poured into a tundish (a shallow tub-like vessel) and carefully flows from the tundish into the water-cooled copper mold of the caster, where it solidifies into an extremely hot ribbon of steel. At the bottom of the caster, torches cut the continuously flowing solidified steel to form billets.

conversion cost..............  is the cost of labor, energy, maintenance material, and supplies used to convert raw materials into billets and billets into shapes.

electric arc furnace.........  is a steel making furnace where scrap or iron substitutes are the raw materials. Heat is supplied from electricity that arcs from graphite electrodes to the metal bath.

merchant bar products........  are commodity steel shapes that consist of rounds, squares, flats, angles, and channels that fabricators, steel service centers and manufacturers cut, bend and shape into products. (Channels and angles that are less than three inches in size are classified as merchant bar products, and channels and angles that are three inches or greater in size are classified as structural steel shapes.)

mill stand...................  is the structure that houses rolls used to shape billets by passing the billets through the rolls and placing pressure on the billets as they pass.

minimill.....................  is a steel production facility that uses an electric arc furnace to melt steel scrap and/or iron substitutes to cast the molten steel into long strands of various shapes in a continuous casting process, in contrast to an integrated steel producer, which produces steel from coke and iron ore through the use of blast furnaces and basic oxygen furnaces. Although the definition of what constitutes a minimill has evolved coincident with the competitive position of minimills within the steel industry, two constant factors apply to the minimill industry: the minimization of costs and a flexible approach to available technology.

rebar........................  is used in the construction process to reinforce concrete and other aggregate and cementing materials.

rod..........................  is small, round, thin semi-finished steel, less than one inch in diameter, rolled from a billet and coiled for further processing. Rod is commonly drawn into wire products or used to make bolts and nails.

rolling mills................  are a series of mill stands used to shape semi-
                               finished steel by passing it from stand to stand.

scrap........................  is a ferrous (iron-containing) material that generally is remelted and recast into new steel. Integrated steel mills use scrap for up to 25% of their basic oxygen furnace charge; 100% of the minimills' raw materials for their electric furnaces generally is scrap.

shredded scrap...............  is fist-sized, homogenous pieces of old automobile hulks and other light gauge steel scrap. After cars are sent through a shredder, the recyclable steel is separated by magnets. Minimills consume shredded scrap in their electric arc operations.

structural steel shapes......  are rolled flanged sections that have at least one dimension of their cross sections three inches or greater. The category includes beams, channels, flats and angles.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            BAYOU STEEL CORPORATION

                                                                            PAGE
                                                                            ----
Report of Arthur Andersen LLP.............................................   F-2
Consolidated balance sheets as of September 30, 1996 and 1997 and March
 31, 1998 (unaudited).....................................................   F-3
Consolidated statements of operations for the years ended September 30,
 1995, 1996 and 1997, and the six months ended March 31, 1997 and 1998
 (unaudited)..............................................................   F-4
Consolidated statements of cash flows for the years ended September 30,
 1995, 1996 and 1997, and the six months ended March 31, 1997 and 1998
 (unaudited)..............................................................   F-5
Consolidated statements of changes in equity for the years ended September
 30, 1995, 1996 and 1997..................................................   F-6
Notes to consolidated financial statements................................   F-7
Consolidated financial statement schedules for the years ended September
 30, 1995, 1996 and 1997:
  Report of Arthur Andersen LLP...........................................  F-20
  Schedule II--Valuation and Qualifying Accounts..........................  F-21

                            BAYOU STEEL CORPORATION

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Bayou Steel Corporation:

  We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of operations, cash flows, and changes in equity for the years ended September 30, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiary as of September 30, 1997 and 1996 and the results of their operations and their cash flows for the years ended September 30, 1997, 1996, and 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP


New Orleans, Louisiana
November 19, 1997, (except with
respect to Note 18, as to which
the date is July 8, 1998)

                            BAYOU STEEL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                              SEPTEMBER 30,          MARCH 31,
                                        --------------------------      1998
                ASSETS                      1996          1997      (UNAUDITED)
                ------                  ------------  ------------  ------------
 CURRENT ASSETS:
   Cash and temporary cash
    investments.......................  $    748,608  $    971,477  $ 12,939,097
   Receivables, net of allowance for
    doubtful accounts of $352,965,
    $500,459 and $560,970,
    respectively......................    24,107,566    27,162,056    28,584,415
   Inventories........................    79,856,062    75,022,554    71,600,102
   Prepaid expenses...................       292,458       239,161       427,081
                                        ------------  ------------  ------------
     Total current assets.............   105,004,694   103,395,248   113,550,695
                                        ------------  ------------  ------------
 PROPERTY, PLANT AND EQUIPMENT:
   Land...............................     3,790,398     3,790,399     3,790,399
   Machinery and equipment............   104,683,209   110,028,977   112,071,767
   Plant and office building..........    20,975,997    21,265,577    21,609,802
                                        ------------  ------------  ------------
                                         129,449,604   135,084,953   137,471,968
   Less-Accumulated depreciation......   (39,115,207)  (44,946,654)  (47,844,212)
                                        ------------  ------------  ------------
     Net property, plant and
      equipment.......................    90,334,397    90,138,299    89,627,756
                                        ------------  ------------  ------------
 OTHER ASSETS.........................     3,932,594     2,931,507     3,378,579
                                        ------------  ------------  ------------
     Total assets.....................  $199,271,685  $196,465,054  $206,557,030
                                        ============  ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
 ------------------------------------
 CURRENT LIABILITIES:
   Current maturities of long-term
    debt..............................  $  1,601,851  $  3,040,257  $  3,010,359
   Borrowings under line of credit....     3,000,000            --            --
   Accounts payable...................    24,281,494    23,749,765    26,263,478
   Accrued liabilities................     3,856,341     4,574,144     5,455,611
   Accrued dividends on redeemable
    preferred stock...................     2,175,000            --            --
                                        ------------  ------------  ------------
     Total current liabilities........    34,914,686    31,364,166    34,729,448
                                        ------------  ------------  ------------
 LONG-TERM DEBT.......................    83,540,331    80,500,073    79,000,000
                                        ------------  ------------  ------------
 COMMITMENTS AND CONTINGENCIES
 REDEEMABLE PREFERRED STOCK...........    10,489,091    13,089,010    13,301,469
                                        ------------  ------------  ------------
 COMMON STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value:
     Class A: 24,271,172 authorized
      and 10,613,380 outstanding
      shares..........................       106,134       106,134       106,134
     Class B: 4,302,347 authorized and
      2,271,127 outstanding shares....        22,711        22,711        22,711
     Class C: 100 authorized and
      outstanding shares..............             1             1             1
                                        ------------  ------------  ------------
     Total common stock...............       128,846       128,846       128,846
   Paid-in capital....................    47,769,034    47,769,034    47,769,034
   Retained earnings..................    22,429,697    23,613,925    31,628,233
                                        ------------  ------------  ------------
     Total common stockholders'
      equity..........................    70,327,577    71,511,805    79,526,113
                                        ------------  ------------  ------------
     Total liabilities and common
      stockholders'equity.............  $199,271,685  $196,465,054  $206,557,030
                                        ============  ============  ============

 The accompanying notes are an integral part of these consolidated statements.

                            BAYOU STEEL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        SIX MONTHS ENDED
                                                                            MARCH 31,
                                 YEAR ENDED SEPTEMBER 30,                  (UNAUDITED)
                          ----------------------------------------  --------------------------
                              1995          1996          1997          1997          1998
                          ------------  ------------  ------------  ------------  ------------
NET SALES...............  $185,772,280  $204,425,858  $232,161,116  $112,517,624  $132,183,347
COST OF SALES...........   162,158,316   188,453,259   209,930,423   104,552,946   115,616,100
                          ------------  ------------  ------------  ------------  ------------
GROSS PROFIT............    23,613,964    15,972,599    22,230,693     7,964,678    16,567,247
                          ------------  ------------  ------------  ------------  ------------
SELLING, GENERAL AND
 ADMINISTRATIVE.........     5,312,402     6,272,624     6,310,688     3,300,924     3,116,094
NON-PRODUCTION STRIKE
 AND CORPORATE CAMPAIGN
 EXPENSES...............       999,938     1,768,197     3,323,385     1,247,120       116,952
                          ------------  ------------  ------------  ------------  ------------
                            17,301,624     7,931,778    12,596,620     3,416,634    13,334,201
                          ------------  ------------  ------------  ------------  ------------
OTHER INCOME (EXPENSE):
Interest expense........    (7,821,244)   (8,634,510)   (8,961,587)   (4,516,955)   (4,133,076)
Interest income.........       542,909       146,825        12,193         2,637       178,525
Miscellaneous...........       431,655       870,507       186,716        97,122       136,616
                          ------------  ------------  ------------  ------------  ------------
                            (6,846,680)   (7,617,178)   (8,762,678)   (4,417,196)   (3,817,935)
                          ------------  ------------  ------------  ------------  ------------
INCOME BEFORE TAXES.....    10,454,944       314,600     3,833,942    (1,000,562)    9,516,266
PROVISION FOR INCOME
 TAXES..................       118,155          ----        49,795          ----       197,530
                          ------------  ------------  ------------  ------------  ------------
NET INCOME..............    10,336,789       314,600     3,784,147    (1,000,562)    9,318,736
DIVIDENDS ACCRUED AND
 ACCRETION ON PREFERRED
 STOCK..................      (733,902)   (2,592,418)   (2,599,919)   (1,299,959)   (1,304,428)
                          ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) APPLICABLE
 TO COMMON AND COMMON
 EQUIVALENT SHARES......  $  9,602,887  $ (2,277,818) $  1,184,228  $ (2,300,521) $  8,014,308
                          ============  ============  ============  ============  ============
WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT
 SHARES OUTSTANDING:
  Basic.................    12,884,607    12,884,607    12,884,607    12,884,607    12,884,607
  Diluted...............    13,113,058    13,707,029    13,707,029    13,707,029    13,731,917
INCOME (LOSS) PER COMMON
 AND COMMON EQUIVALENT
 SHARE:
  Basic income (loss)
   per share............  $        .75  $       (.18) $        .09  $       (.18) $        .62
                          ============  ============  ============  ============  ============
  Diluted income (loss)
   per share............  $        .73  $       (.18) $        .09  $       (.18) $        .58
                          ============  ============  ============  ============  ============

 The accompanying notes are an integral part of these consolidated statements.

                            BAYOU STEEL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     SIX MONTHS ENDED
                                                                         MARCH 31,
                               YEAR ENDED SEPTEMBER 30,                 (UNAUDITED)
                         ---------------------------------------  ------------------------
                             1995          1996         1997         1997         1998
                         ------------  ------------  -----------  -----------  -----------
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Income................. $ 10,336,789  $    314,600  $ 3,784,147  $(1,000,562) $ 9,318,736
 Depreciation...........    5,148,300     6,094,870    5,953,714    2,849,406    2,897,558
 Amortization...........      893,185     1,163,952    1,005,686      574,456      429,864
 Provision for
  (reduction in) losses
  on accounts
  receivable............      (53,204)     (186,039)     143,393      114,928       54,129
 Changes in working
  capital:
  (Increase) in
   receivables..........   (2,711,736)   (2,000,180)  (3,197,883)  (2,515,372)  (1,476,488)
  Decrease (increase) in
   inventories..........  (10,549,191)  (12,161,321)   4,833,508    3,996,895    3,422,452
  Decrease (increase) in
   prepaid expenses.....      (68,953)      (35,053)      53,297     (553,472)    (187,920)
  (Decrease) increase in
   accounts payable.....    5,648,479     2,093,010     (531,729)  (6,712,925)   2,513,713
  (Decrease) increase in
   accrued liabilities..      348,236       180,625      717,803     (495,356)     881,467
                         ------------  ------------  -----------  -----------  -----------
  Net cash provided by
   (used in) operations.    8,991,905    (4,535,536)  12,761,936   (3,742,002)  17,853,511
                         ------------  ------------  -----------  -----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Acquisition of
  Tennessee Facility--
  net of current assets.  (17,056,000)           --           --           --           --
 Purchases of property,
  plant and equipment...  (12,469,603)   (4,989,761)  (5,997,630)  (2,080,991)  (2,387,015)
 Proceeds from the sale
  of property, plant and
  equipment.............           --       210,541      240,013           --           --
                         ------------  ------------  -----------  -----------  -----------
 Net cash used by
  investing activities..  (29,525,603)   (4,779,220)  (5,757,617)  (2,080,991)  (2,387,015)
                         ------------  ------------  -----------  -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Net (payments)
  borrowings under line
  of credit.............           --     3,000,000   (3,000,000)   7,800,000           --
 Payments of long-term
  debt..................     (325,008)     (608,966)  (1,601,851)     (66,492)  (1,529,971)
 Increase in other
  assets................   (2,523,043)      (65,585)      (4,599)      (4,599)    (876,936)
 Proceeds from issuance
  of long-term debt.....   10,000,000            --           --           --           --
 Proceeds from issuance
  of preferred stock and
  warrants..............   15,000,000            --           --           --           --
 Payments of dividends
  on preferred stock....           --    (2,783,749)  (2,175,000)  (2,175,000)  (1,091,969)
                         ------------  ------------  -----------  -----------  -----------
 Net cash provided by
  (used in) financing
  activities............   22,151,949      (458,300)  (6,781,450)   5,553,909   (3,498,876)
                         ------------  ------------  -----------  -----------  -----------
NET INCREASE (DECREASE)
 IN CASH AND TEMPORARY
 CASH INVESTMENTS.......    1,618,251    (9,773,056)     222,869     (269,084)  11,967,620
CASH AND TEMPORARY CASH
 INVESTMENTS, beginning
 balance................    8,903,413    10,521,664      748,608      748,608      971,477
                         ------------  ------------  -----------  -----------  -----------
CASH AND TEMPORARY CASH
 INVESTMENTS, ending
 balance................ $ 10,521,664  $    748,608  $   971,477  $   479,524  $12,939,097
                         ============  ============  ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES:
 Cash paid during the
  period for:
  Interest (net of
   amounts capitalized). $  8,162,394  $  8,651,413  $ 9,011,608  $ 4,345,677  $ 4,189,222
  Income taxes.......... $         --  $     42,611  $        --  $    18,300  $    19,200

 The accompanying notes are an integral part of these consolidated statements.

                            BAYOU STEEL CORPORATION

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                               COMMON STOCK                                TOTAL COMMON
                         ------------------------   PAID-IN    RETAINED    STOCKHOLDERS'  PREFERRED
                         CLASS A  CLASS B CLASS C   CAPITAL    EARNINGS       EQUITY        STOCK
                         -------- ------- ------- ----------- -----------  ------------- -----------
BEGINNING BALANCE,
 October 1, 1994........ $106,134 $22,711 $    1  $44,890,554 $15,104,628   $60,124,028  $        --
 Issuance of preferred
  stock net of discount.       --      --     --           --          --            --   12,121,520
 Discount from issuance
  of preferred stock....       --      --     --    2,878,480          --     2,878,480           --
 Net income.............       --      --     --           --  10,336,789    10,336,789           --
 Dividends on preferred
  stock.................       --      --     --           --    (616,249)     (616,249)          --
 Accretion on preferred
  stock.................       --      --     --           --    (117,653)     (117,653)     117,653
                         -------- ------- ------  ----------- -----------   -----------  -----------
ENDING BALANCE,
 September 30, 1995.....  106,134  22,711      1   47,769,034  24,707,515    72,605,395   12,239,173
 Net income.............       --      --     --           --     314,600       314,600           --
 Dividends on preferred
  stock.................       --      --     --           --  (2,167,500)   (2,167,500)          --
 Prepaid dividends on
  preferred stock.......       --      --     --           --          --            --   (2,175,000)
 Accretion on preferred
  stock.................       --      --     --           --    (424,918)     (424,918)     424,918
                         -------- ------- ------  ----------- -----------   -----------  -----------
ENDING BALANCE,
 September 30, 1996.....  106,134  22,711      1   47,769,034  22,429,697    70,327,577   10,489,091
 Net income.............       --      --     --           --   3,784,147     3,784,147           --
 Dividends on preferred
  stock.................       --      --     --           --  (2,175,000)   (2,175,000)   2,175,000
 Accretion on preferred
  stock.................       --      --     --           --    (424,919)     (424,919)     424,919
                         -------- ------- ------  ----------- -----------   -----------  -----------
ENDING BALANCE,
 September 30, 1997..... $106,134 $22,711 $    1  $47,769,034 $23,613,925   $71,511,805  $13,089,010
                         ======== ======= ======  =========== ===========   ===========  ===========


 The accompanying notes are an integral part of these consolidated statements.

                            BAYOU STEEL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

1. NATURE OF OPERATIONS AND RECENT DEVELOPMENTS:

  Bayou Steel Corporation (the "Company") owns and operates a steel minimill located on the Mississippi River in LaPlace, Louisiana ("BSCL") and a rolling mill in Harriman, Tennessee ("BSCT"). BSCL produces structural steel products and BSCT produces merchant bar shapes. In addition, the Company operates four stocking locations along the inland waterway system and an additional warehouse in Tennessee. The Company's customer base is comprised of steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments going to Canada and Mexico.

  During 1995, the Company formed BSCT to acquire the assets of Tennessee Valley Steel Corporation ("TVSC") for $26.8 million. BSCT is a wholly owned subsidiary of the Company. During fiscal 1997 and 1996, the first two full years of operations for BSCT, unaudited operating losses associated with this subsidiary were approximately $2.7 million and $6.8 million, respectively.

  In February 1998, the Company entered into a Letter of Intent to purchase all of the outstanding shares of Northwestern Steel and Wire Company ("Northwestern"), a major minimill producer of structural steel, rod and wire products. On April 27, 1998 the Company announced that it would not proceed with its plan to purchase the outstanding shares of Northwestern. Included in other assets as of March 31, 1998 is approximately $750,000 of costs related to this transaction that will be expensed in the Company's third fiscal quarter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of BSCL and BSCT after elimination of all significant intercompany accounts and transactions.

 Basis of Interim Period Presentation

  The unaudited interim consolidated financial statements as of March 31, 1998 and for the six months ended March 31, 1998 and 1997 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and note disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. However, all adjustments which, in the opinion of management, are necessary for fair presentation have been included except adjustments related to inventory. Inventory valuations as of March 31, 1998 are based on last-in, first-out ("LIFO") estimates of year-end levels and prices. Actual LIFO inventories will not be known until year-end quantities and indices are determined.

  The results for the six months ended March 31, 1998 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 1998.

 Inventories

  Inventories are carried at the lower of cost (last-in, first-out) or market except mill rolls which are stated at cost (specific identification) and operating supplies which are stated at average cost.

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

 Property, Plant and Equipment

  Property, plant and equipment acquired as part of the acquisition of BSCL in 1986 and of BSCT in 1995 (see Note 1) has been recorded based on the respective purchase prices. Betterments and improvements on property, plant and equipment are capitalized at cost. Interest during construction of significant additions is capitalized. Repairs and maintenance are expended as incurred. Depreciation is provided on the units-of-production method for machinery and equipment and on the straight-line method for buildings over an estimated useful life of 30 years.

 Cash and Temporary Cash Investments

  The Company considers investments purchased with original maturities of three months or less to be temporary cash investments.

 Earnings Per Share

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per Share" ("FAS 128"), which simplifies the computation of earnings per share. FAS 128 is effective for financial statements issued for fiscal years ending after December 15, 1997, and it requires restatement for all prior period earnings per share data presented. Effective October 1, 1997, the Company adopted FAS 128, which has been reflected retroactively for presentation of earnings per share in the accompanying statements of operations.

  Basic earnings per share was computed by deducting dividends accrued and accretion on preferred stock from net income then dividing this amount by the weighted average number of outstanding common shares of 12,884,607 for the years ended September 30, 1997, 1996 and 1995 and the six months ended March 31, 1998 and 1997. In connection with the issuance of redeemable preferred stock on June 20, 1995, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. In addition, the Company has an incentive award plan under which stock options to purchase 115,000 shares of common stock at an exercise price $4.375 per share have been granted to certain key employees. Diluted earnings per share amounts were determined by assuming that the outstanding warrants and stock options were exercised and considered as additional common stock equivalents outstanding computed under the treasury stock method. Additional common stock equivalents computed for purposes of the diluted earnings per share computation were 822,422, 822,422, 228,451, 847,310 and 822,422 for the years ended September 30, 1997, 1996 and 1995 and the six month periods ended March 31, 1998 and 1997, respectively.

 Other Accounting Pronouncements

  In June 1997, the FASB issued FAS 130, "Reporting Comprehensive Income" and FAS 131, "Disclosures About Segments of an Enterprise and Related Information." FAS 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. FAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. Adoption of these standards is not expected to have an effect on the reporting requirement of the Company's financial position or results of operations.

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Credit Risk

  The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that the credit risk is minimal due to the ongoing review of its customers' financial conditions, the Company's sizeable customer base, and the geographical dispersion of the customer base. On some occasions, particularly large export shipments, the Company requires letters of credit. Historically, credit losses have not been significant. Also, the Company invests its excess cash in high-quality short-term financial instruments.

 Operating Lease Commitments

  The Company has no significant operating lease commitments that would be considered material to the financial statement presentation.

3. INVENTORIES:

  Inventories, as of September 30, 1996 and 1997 consisted of the following:

                                                          1996         1997
                                                       -----------  -----------
      Scrap steel..................................... $ 6,567,308  $ 5,623,964
      Billets.........................................   7,778,092    4,799,025
      Finished product................................  47,943,429   46,717,869
      LIFO adjustments................................  (3,255,589)  (2,497,697)
                                                       -----------  -----------
                                                        59,033,240   54,643,161
      Mill rolls, operating supplies, and other.......  20,822,822   20,379,393
                                                       -----------  -----------
                                                       $79,856,062  $75,022,554
                                                       ===========  ===========

  Decrements in the last-in, first-out ("LIFO") inventories had no material impact on the Company's results of operations in fiscal 1997. There were increments in the LIFO inventories in 1996. At September 30, 1996 and 1997, the first-in, first-out ("FIFO") inventories were $62.3 million and $57.1 million, respectively. A lower of cost or market evaluation of the carrying value of inventory was prepared at the end of each fiscal year and in fiscal 1996 lower of cost or market adjustments of $382,000 were required for the finished goods inventory at BSCT. The market values, after adjustments, were in excess of the carrying value of the LIFO and FIFO inventories for both years presented.

4. PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment of TVSC was acquired for $17.1 million during fiscal 1995. Excluding the acquisition, capital expenditures totaled $12.5 million, $5.0 million, and $6.0 million in

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

fiscal 1995, 1996, and 1997, respectively. As of September 30, 1997, the estimated costs to complete authorized projects under construction or contract amounted to $2.8 million.

  The Company capitalized interest of $394,000, $18,000, and $50,000 during the years ended September 30, 1995, 1996, and 1997, respectively, related to qualifying assets under construction. Effective July 1, 1996, estimates of total plant production capacity were revised, due in part to production enhancements attained by recent capital expenditures. As a result of these revised estimates, depreciation expense decreased approximately $0.66 per ton produced in the melt shop and $1.62 per ton produced in BSCL's rolling mill, generating a total decrease in depreciation expense in the fourth quarter of fiscal 1996 of approximately $318,000, or $.02 per common and common equivalent share. Depreciation expense during the years ended September 30, 1995, 1996, and 1997 was as follows:

                                                   1995       1996       1997
                                                ---------- ---------- ----------
      Inventory................................ $  178,835 $  140,401 $   19,683
      Cost of sales............................  4,964,204  5,947,719  5,928,467
      Selling, general and administrative......      5,261      6,750      5,564
                                                ---------- ---------- ----------
                                                $5,148,300 $6,094,870 $5,953,714
                                                ========== ========== ==========

5. OTHER ASSETS:

  Other assets consist of financing costs associated with the issuance of long-term debt, redeemable preferred stock and warrants, and the revolving line of credit (see Notes 6, 7, and 14) which are being amortized over the lives of the related transactions. During fiscal 1995, the Company wrote off $165,000 of other assets related to the previously existing revolving line of credit and capitalized $2,176,000 of deferred financing costs related to the term loan, redeemable preferred stock and warrants, and the amended and restated revolving line of credit. In fiscal 1994, the Company capitalized $3,783,000 of deferred financing costs related to a 10.25% First Mortgage Notes ("10.25% Notes") and the 1993 amended and restated revolving line of credit. Amortization of other assets was approximately $893,000, $1,164,000, and $1,006,000 for the years ended September 30, 1995, 1996, and 1997, respectively. Other assets are reflected in the accompanying balance sheets net of accumulated amortization of $2,009,000 and $3,015,000 at September 30, 1996 and 1997, respectively.

6. LONG-TERM DEBT:

  Long-term debt of as of September 30, 1996 and 1997 consists of the following:

                                                           1996        1997
                                                        ----------- -----------
      First Mortgage Notes (see below)................. $75,000,000 $75,000,000
      Term loan (see below)............................  10,000,000   8,500,000
      Other notes payable, due monthly, bearing
       interest of 8.75% secured by certain assets.....     142,182      40,330
                                                        ----------- -----------
                                                         85,142,182  83,540,330
      Less--current maturities.........................   1,601,851   3,040,257
                                                        ----------- -----------
                                                        $83,540,331 $80,500,073
                                                        =========== ===========

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

  On June 20, 1995, the Company entered into a five-year term loan agreement for $10 million. The proceeds received from the term loan were used to repay the loan outstanding under the Company's revolving credit facility which had been obtained to acquire substantially all of the assets of TVSC. The term loan is partially secured by the Company's accounts receivable and inventories. The term loan agreement calls for quarterly principal payments of $750,000 beginning June 30, 1997 through March 31, 1999 and $1.0 million beginning June 30, 1999 through December 31, 1999. The remaining $1.0 million principal payment is due on the final maturity date of June 20, 2000. As of September 30, 1997 and 1996, $3,000,000 and $1,500,000, respectively, were classified as a current liabilities. The term loan bears interest on a sliding scale based on the quarterly leverage ratio, as defined in the agreement. As of September 30, 1997, the interest rate was LIBOR plus 2.5% or approximately 8.2%. Term loan interest is payable quarterly. Fair value of the term loan approximates its carrying value.

  The 10.25% Notes were issued in 1994 in order to redeem certain notes and are secured by a first priority security interest granted by the Company, subject to certain exceptions, in substantially all unencumbered existing and future real and personal property, fixtures, machinery and equipment (including certain operating equipment classified as inventory) and the proceeds from sales thereof, whether existing or hereafter acquired. The Indenture under which the 10.25% Notes are issued contains covenants, including an interest expense coverage ratio, which restrict the Company's ability to incur additional indebtedness, make dividend payments, or place liens on the assets acquired with such indebtedness.

  The 10.25% Notes bear interest at the rate of 10.25% per annum payable semi-annually on each March and September 1, which commenced September 1, 1994. The 10.25% Notes will be redeemable, in whole or in part, at any time on and after March 1, 1998, initially at 103.33% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par on March 1, 2000. No principal payments are due on the 10.25% Notes until maturity in 2001. The fair value of the 10.25% Notes on September 30, 1997 was approximately $77.3 million.

7. SHORT-TERM BORROWING ARRANGEMENT:

  On June 20, 1995, the Company entered into an amendment and restatement of its revolving line of credit agreement which is used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit, using a borrowing base derived as a certain percentage of accounts receivable and inventory. Based on these criteria, the amount available as of September 30, 1997 was $34.5 million, net of $1.8 million outstanding letters of credit. The agreement is secured by inventory and accounts receivable at interest rates on a sliding scale based on the quarterly leverage ratio, as defined in the agreement. As of September 30, 1997, the interest rate was LIBOR plus 2.5% or approximately 8.2%. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain other indebtedness. There were no borrowings under the line of credit as of September 30, 1997 and there were $3 million of borrowings outstanding as of September 30, 1996. Fair value of borrowings under the line of credit approximates the Company's carrying value.

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

  The following information relates to the Company's borrowings under the line of credit during the years ended September 30, 1995, 1996, and 1997:

                                              1995         1996        1997
                                           -----------  ----------  -----------
      Maximum amount outstanding.......... $23,300,000  $6,400,000  $13,400,000
      Average amount outstanding.......... $ 2,200,000  $1,700,000  $ 5,400,000
      Weighted average interest rate......         8.9%        8.4%         8.8%

8. INCOME TAXES:

  The Company is subject to United States Federal income taxes and accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). The primary difference between book and tax reporting of income relates to the allocation of the carrying cost of property, plant and equipment to operations due to (a) different depreciation methods used for tax and financial reporting purposes,
(b) a writedown of the carrying value of property, plant and equipment to estimated net realizable value recorded for financial reporting purposes in prior years, and (c) the sale of tax benefits discussed below.

  In 1981, the Company entered into lease agreements with an unrelated corporation whereby certain tax benefits were transferred to the unrelated corporation as allowed under the provisions of the Economic Recovery Tax Act of 1981. These agreements, the last of which expired in May 1997, included various covenants not to dispose of the property covered by the agreement and indemnification of the unrelated corporation by the former majority stockholder against any losses which might result from a breach of the Company's warranties and covenants, including those related to the Federal income tax implications of the transaction. The Company recognized interest income of approximately $50,000 and rent expense of approximately $1.4 million for tax reporting purposes in fiscal year 1997 based upon the lease agreements.

  The Company and an individual controlling the current majority stockholder agreed to indemnify the former majority stockholder for any payments required to be made to the unrelated corporation caused by the Company's failure to comply with the foregoing agreements. The former stockholder retains ownership of the Company's Class C Common Stock which carries certain limited voting rights including the holders' right to prevent certain transactions (liquidation and certain mergers) which could result in liability to the former majority stockholder under its indemnification to the unrelated corporation. The Company's Class B Common Stock carries these same voting rights.

  As of September 30, 1997, for tax purposes, the Company had net operating loss carryforwards ("NOLs") of approximately $280 million and $262 million available to offset against regular tax and alternative minimum tax, respectively. As of September 30, 1995 and 1997, the Company provided $118,115 and $49,795, respectively, for federal alternative minimum tax and state income tax purposes. Due to generating tax losses in fiscal 1996, there was no provision for income taxes.

  The NOLs will expire in varying amounts through fiscal 2011. A substantial portion of the available NOLs, approximately $151.2 million, expires by fiscal 2000. Even though management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is likely that all of the NOLs will be utilized. FAS 109 requires recognition of future tax benefits, subject to a valuation allowance based on the likelihood of realizing such benefits. Deferred tax assets of approximately $103.6 million (NOLs and other temporary timing differences

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

multiplied by the federal income tax rate) and deferred tax liabilities of approximately $8.0 million (basis differences between tax and book plant, property and equipment multiplied by the federal income tax rate) were recorded in fiscal 1997. However, in recording these net deferred assets, FAS 109 requires the Company to determine whether it is "more-likely-than-not" that the Company will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years"; therefore, the Company has determined a valuation allowance of $95.6 million is required for all of the recorded net deferred tax assets. The assessment, which is consistent with fiscal 1996, resulted in no net deferred tax amounts reflected in the accompanying consolidated balance sheets. In view of the fact that this determination was based primarily on historical losses with no regard for the impact of proposed capital expenditures and business plans, future favorable adjustments to the valuation allowance may be required if and when circumstances change.

9. COMMITMENTS AND CONTINGENCIES:

 Strike and Corporate Campaign

  On March 21, 1993, the United Steelworkers of America Local 9121 (the "Union") initiated a strike after the parties failed to reach agreement on a new labor contract due to differences on economic issues. On September 23, 1996, the Company and Union entered into a settlement agreement which, among other issues, resulted in a new labor contract, ending the strike.

  In August 1993, the Union announced a corporate campaign designed to bring pressure on the Company from individuals and institutions with direct financial or other interests in the Company. The Company filed a lawsuit in federal court in Delaware under the Racketeer Influenced Corrupt Organizations Act ("RICO") against the Union for their conduct in connection with this campaign. Non-production strike and corporate campaign expenses include legal and other charges incurred by the Company in connection with its suit against the Union. On October 29, 1997, the Company reached an agreement with the Union the effect of which was not material to the financial position or results of operations of the Company.

  In conjunction with the acquisition of the assets of TVSC, the Union filed a charge with the National Labor Relations Board (the "NLRB") alleging that the Company has violated the National Labor Relations Act relating to its refusal to hire at BSCT certain individuals, who were former employees of TVSC. On August 16, 1996, the Company reached a settlement with the Union which was approved by the NLRB and resolved the issue. The Company agreed to recognize the Union as the bargaining agent for the employees and pay 135 former employees, who applied for work but were not employed, a settlement amount of 25% of lost wages, less interim earnings. Until interim earnings for 1996 are known for each applicant, the liability cannot be fully determined. The Company has developed its best estimate of the potential exposure based on available information and has accrued amounts deemed adequate to cover the settlement of this matter.

 Environmental

  The Company is subject to various federal, state, and local laws and regulations concerning the discharge of contaminants which may be emitted into the air, discharged into waterways, and the disposal of solids and/or hazardous wastes such as electric arc furnace dust. In addition, in the event

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

of a release of a hazardous substance generated by the Company, the Company could be potentially responsible for the remediation of contamination associated with such a release. In the past, the Company's operations in some respects have not met all of the applicable standards promulgated pursuant to such laws and regulations. During, fiscal 1997, the United States Public Interest Research Group ("USPIRG") filed a lawsuit in Louisiana against the Company for alleged violations of air quality regulations. USPIRG is asking the courts to award them their appropriate legal fees and assess appropriate penalties against the Company. The Company believes it has meritorious defenses to these charges. The Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance (including the ultimate resolution of the USPIRG matter discussed above) will not have a material adverse effect on the Company's competitive position, operations or financial condition, or cause a material increase in currently anticipated capital expenditures. The Company currently has no mandated expenditures at its Louisiana facility to address previously contaminated sites. Also, the Company is not designated as a Potential Responsible Party ("PRP") under the Superfund legislation. At September 30, 1997 and 1996, the Company has accrued loss contingencies for environmental matters.

  TVSC, the prior owners of the BSCT facility, had entered into a Consent Agreement and Order (the "Voluntary Consent Order") under the Tennessee Department of Environment and Conservation's voluntary clean up program. The Company, in acquiring the assets of TVSC, has entered into a similar order. The ultimate remedy and clean-up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial process. As of September 30, 1997, investigative, remedial and risk assessment activities have resulted in expenses of approximately $1.3 million. Estimates indicate that the future cost for remediating the affected areas ranges from $400,000 for the lowest cost remedy to $1,300,000 for higher cost remedies.

  The definitive asset purchase agreement between the Company and TVSC provided for $2.0 million of the purchase price to be held in escrow and applied to costs incurred by the Company for activities pursuant to the Voluntary Consent Order (with an additional $1.0 million held for one year for such costs and other costs resulting from a breach of TVSC's representations and warranties in the agreement). At this time, the Company does not expect the costs of resolution of the Voluntary Consent Order to exceed funds provided by the escrow fund. If during the remedial investigation significantly more extensive or more toxic contamination is found, then costs could be greater than those estimated, and to the extent these costs exceeded the escrow funds, the Company would be liable to cover such amounts, if any.

 Raw Material Supply/Contracts

  The Company has commitments to purchase billets for use in the BSCT rolling mill through December 31, 1997. As of September 30, 1997, the commitments were approximately $5.9 million.

OTHER

  The Company does not provide any post-employment or post-retirement benefits to its employees other than those described in Note 11.

  There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

10. STOCK OPTION PLAN:

  The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan (the "1991 Plan") for the purpose of attracting and retaining key employees.

  On September 21, 1994, the Board of Directors granted 115,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on that date of $4.375, to key employees. The options are exercisable in five equal annual installments commencing on September 21, 1995. As of September 30, 1997, no options were exercised, 69,000 shares were exercisable, and 485,000 additional shares were available for grant under the 1991 Plan.

  A summary of activity relating to stock options is as follows:

                                                                       # OF
                                                                   STOCK OPTIONS
                                                                   -------------
      Outstanding, September 30, 1996.............................    115,000
      Granted.....................................................          0
      Exercised...................................................          0
      Canceled....................................................          0
                                                                      -------
      Outstanding, September 30, 1997.............................    115,000
                                                                      =======

  In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123") which, among other provisions, establishes an optional fair value method of accounting for stock-based compensation, including stock options awards. As provided under the statement, the Company has elected to adopt the disclosure only provisions of FAS 123, and continues to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. The disclosure requirements of FAS 123 include providing pro forma net income and pro forma earnings per share as if the fair value based accounting method had been used to account for stock-based compensation cost for the effects of all awards granted in fiscal years beginning after December 31, 1994. There have been no additional stock option awards granted by the Company other than those discussed above awarded in September, 1994.

11. EMPLOYEE RETIREMENT PLANS:

  Effective October 1, 1991, the Company implemented two defined benefit retirement plans (the "Plan(s)"), one for employees covered by the contracts with the United Steelworkers of America ("hourly employees") and one for substantially all other employees ("salaried employees"), except those employees at BSCT who are covered by a defined contribution plan. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees' years of service and average compensation for a specified period of time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The net pension cost for both non-contributory Company sponsored pension plans consists of the following components for fiscal year 1996 and 1997.

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

The actuarial present value of future benefit obligations:

                                                          1996         1997
                                                       -----------  -----------
 Vested benefit obligation............................ $ 1,230,062  $ 1,504,232
 Non-vested benefit obligation........................      64,779      125,537
                                                       -----------  -----------
 Accumulated benefit obligation....................... $ 1,294,841  $ 1,629,769
                                                       ===========  ===========
 Projected benefit obligation......................... $ 2,001,427  $ 2,441,103
 Plan assets at fair value............................  (1,884,984)  (2,366,508)
                                                       -----------  -----------
 Funded status........................................     116,443       74,595
 Unrecognized net gain (loss).........................    (170,847)     120,558
                                                       -----------  -----------
 Accrued pension liability............................ $   (54,404) $   195,153
                                                       ===========  ===========
Determination of net periodic pension cost:
 Service cost......................................... $   335,976  $   390,534
 Interest cost........................................     111,708      147,959
 Expected return on plan assets.......................    (134,083)    (168,925)
 Net amortization.....................................       1,061        4,820
                                                       -----------  -----------
   Total net periodic pension cost.................... $   314,662  $   374,388
                                                       ===========  ===========

  The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 1996 and 1997 measurement dates and include a discount rate of 7.5% per annum on valuing liabilities; long-term expected rate of return on assets of 9% per annum; salary increases of 5% per annum for salaried employees; and an inflation rate of 5% per annum.

  The Company recognized expenses of $58,000 in fiscal 1995, $63,000 in fiscal 1996, and $75,000 in fiscal 1997 in connection with a defined contribution plan to which employees contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $31,000, $84,000, and $115,000 for the fiscal years 1995, 1996, and 1997, respectively, in connection with a defined contribution plan at BSCT to which the employees contribute and the Company makes matching contributions based on employee contributions and profit sharing contributions based on employees' annual wages.

12. MAJOR CUSTOMERS:

  No single customer accounted for 10% or more of total sales for the years ended September 30, 1995, 1996, and 1997.

13. RELATED PARTY TRANSACTIONS:

  The Company entered into an agreement on May 28, 1987 with a stockholder to provide certain investment banking services to the Company on a competitive, first refusal basis. During the year ended September 30, 1995, the stockholder acted as co-manager in conjunction with the placement of preferred stock and warrants (see Note 14) and received $160,000 for these services. The agreement terminated on September 4, 1996 and although services were provided, no obligation was incurred in fiscal 1996.

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

14. PREFERRED STOCK AND WARRANTS:

  On June 20, 1995, the Company completed the issuance and sale of preferred stock and warrants to purchase common stock for $15 million. The Company issued 15,000 shares of its redeemable preferred stock and warrants to purchase six percent of the Company's common stock (or 822,422 Class A shares) at a nominal amount. The Company valued the 15,000 shares of preferred stock sold at $12,121,520, after deducting $2,878,480 for the market value of the warrants issued.

  The holders of the preferred stock are entitled to receive quarterly dividends at a rate of 14.5% per annum. If a quarterly dividend payment is not made by the end of a quarter, the rate will increase by 3%. In addition, the holders have a right to additional warrants, approximately 77,000 shares, in the event that any two consecutive quarterly payments are missed or other defined events take place. Prior to September 30, 1996, the Company declared and recorded as a prepayment the regular dividends for fiscal 1997. The dividend prepayment was recorded as a reduction in the balance of the preferred stock in the accompanying 1996 balance sheet, as the Company would have been able to apply any remaining amount against the principal balance in the event of an early redemption of the preferred stock. The carrying amount of the preferred stock increased as the accrued dividends were paid and charged to retained earnings during fiscal 1997 and by periodic accretion of the difference between the recorded value of the stock at the date of issuance and the redemption value from 1995 through the mandatory redemption date of June 20, 2002. The terms of the preferred stock purchase agreement impose certain financial covenants which are generally related to covenants associated with the revolving line of credit or the 10.25% Notes.

  The preferred stock is mandatorily redeemable by the Company on June 20, 2002; however, the Company can redeem at any time after June 20, 1996, initially at 113.0% of the outstanding balance, plus accrued dividends to the date of redemption, and declining ratably to par on June 20, 2000. The fair value of the preferred stock and warrants on September 30, 1997 was $17.7 million and $4 million, respectively.

15. COMMON STOCK:

  Income (loss) per common and common equivalent share are based on the weighted average number of common shares and common stock equivalent shares outstanding of 13,113,058 for the year ended September 30, 1995 and 13,707,030 for the years ended September 30, 1996 and 1997. In connection with the issuance of redeemable preferred stock on June 20, 1995, as discussed in Note 14, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. These warrants are considered common stock equivalents in calculating income per common and common equivalent share for fiscal 1995, 1996 and 1997. There was no material impact on primary or fully diluted earnings per share for all years presented resulting from the stock options granted in September, 1994 (see Note 10).

  Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock have 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers (see Note 8). The Company's ability to pay dividends is subject to restrictive covenants under the Indenture pursuant to which the Company's 10.25% Notes were issued, the preferred stock and warrant purchase agreement, and the Company's line of credit (see Notes 6, 7 and 14).

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

16. MISCELLANEOUS:

  Miscellaneous income (expense) as of September 30, 1995, 1996, and 1997 included the following:

                                                      1995     1996     1997
                                                    -------- -------- ---------
      Discount earned.............................. $211,566 $220,919 $ 174,089
      Allowance for doubtful accounts..............   53,204  186,039  (143,393)
      Other income.................................  166,885  463,549   156,020
                                                    -------- -------- ---------
                                                    $431,655 $870,507 $ 186,716
                                                    ======== ======== =========

17. QUARTERLY FINANCIAL DATA (UNAUDITED):

                                            FISCAL YEAR 1996 QUARTERS
                                     ------------------------------------------
                                       FIRST     SECOND      THIRD     FOURTH
                                     ---------  ---------  ---------  ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Net Sales....................  $  41,163  $  52,145  $  58,875  $  52,243
      Gross Profit.................      4,055      3,647      4,214      4,057
      Net Income (Loss)............        175         21        222       (103)
      Dividends and Accretion on
       Preferred Stock.............       (646)      (650)      (650)      (646)
      Loss Applicable to Common and
       Common Equivalent Shares....       (471)      (629)      (428)      (750)
      Loss Per Common and Common
       Equivalent Shares...........       (.04)      (.05)      (.03)      (.05)

                                            FISCAL YEAR 1997 QUARTERS
                                     ------------------------------------------
                                       FIRST     SECOND      THIRD     FOURTH
                                     ---------  ---------  ---------  ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Net Sales....................  $  54,865  $  57,653  $  59,075  $  60,568
      Gross Profit.................      2,813      5,152      7,157      7,109
      Net Income (Loss)............     (1,803)       803      2,113      2,671
      Dividends and Accretion on
       Preferred Stock.............       (650)      (650)      (650)      (650)
      Income (Loss) Applicable to
       Common and Common Equivalent
       Shares......................     (2,453)       152      1,463      2,022
      Income (Loss) Per Common and
       Common Equivalent Shares....       (.18)       .01        .11        .15

18. REFINANCING TRANSACTION:

  On May 22, 1998, the Company issued $110 million of 9.5% First Mortgage Notes ("9.5% Notes") due 2008 the proceeds of which were used to repay its previously existing first mortgage notes, term loan and preferred stock. In connection with the refinancing transaction, the Company paid certain prepayment penalties, interest during the defeasment period and wrote off deferred financing costs resulting in an extraordinary loss on early retirement of debt of approximately $5.5 million and a loss on redemption of preferred stock of approximately $2.4 million.

                            BAYOU STEEL CORPORATION

      (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND 1997 IS UNAUDITED)

  The 9.5% Notes were issued at a discount of 99.048% of par value, and they are senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on certain existing and future real property, plant and equipment and all additions or improvements thereto and all proceeds and products thereof.

  The 9.5% Notes bear interest at the nominal rate of 9.5% per annum (9.65% effective rate) payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 1998. Subject to certain exceptions, the Company may not redeem the 9.5% Notes prior to May 15, 2003. On and after such date, the Company may, at its option, redeem the 9.5% Notes, in whole or in part, initially at 104.75% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par value on May 15, 2006. Prior to May 15, 2001, the Company may, at its option, redeem up to 35% of the original aggregate principal amount at a redemption price equal to 109.50% of the principal amount, plus accrued interest to the date of redemption, with all or a portion of the net proceeds of public sales of its common stock.

  On July 8, 1998, the Company issued an additional $10 million of indebtedness under the add-on provisions of the 9.5% Notes. The additional indebtedness has been incorporated into the existing 9.5% Notes and accordingly, bears identical terms and covenants.

  BSCT and River Road Realty Corporation (collectively the "guarantor subsidiaries"), which are wholly owned by and which comprise all of the direct and indirect subsidiaries of the Company, fully and unconditionally guarantee the 9.5% Notes on a joint and several basis. The following is summarized combined financial information of the guarantor subsidiaries. Separate full financial statements and other disclosures concerning each guarantor subsidiary have not been presented because, in the opinion of management, such information is not deemed material to investors. The indenture governing the 9.5% Notes provides certain restrictions on the ability of the guarantor subsidiaries to make distributions to the Company.

                                                          AS OF        AS OF
                                                      SEPTEMBER 30,   MARCH 31,
                                                     ---------------    1998
                                                      1996    1997   (UNAUDITED)
                                                     ------- ------- -----------
      Current assets................................ $17,249 $22,370   $27,344
      Noncurrent assets.............................  21,043  21,647    21,313
      Current liabilities...........................  16,201  23,844    27,176
      Noncurrent liabilities........................  31,096  32,922    31,831

                                                                  SIX MONTHS
                                            YEARS ENDED          ENDED MARCH 31,
                                           SEPTEMBER 30,          (UNAUDITED)
                                     -------------------------  ----------------
                                      1995     1996     1997     1997     1998
                                     -------  -------  -------  -------  -------
Net sales........................... $   910  $24,466  $45,851  $20,472  $26,656
Gross profit........................  (1,349)  (4,837)    (702)  (1,077)   1,176
Net income..........................  (2,162)  (6,826)  (3,279)  (2,265)     587

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Bayou Steel Corporation

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in Bayou Steel Corporation's annual report to stockholders included in this Offering Memorandum, and have issued our report thereon dated November 19, 1997. Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying Schedule of Valuation and Qualifying Accounts (Schedule II) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana
November 19, 1997

                            BAYOU STEEL CORPORATION

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

             FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

                                          BALANCE  ADDITIONS            BALANCE
                                            AT      CHARGED              AT END
                                         BEGINNING    TO                   OF
DESCRIPTION                              OF PERIOD EXPENSES   OTHER(1)   PERIOD
-----------                              --------- ---------  --------  --------
September 30, 1995
 Allowance for doubtful accounts........ $617,497  $ (53,204) $  3,677  $567,970
                                         --------  ---------  --------  --------
September 30, 1996
 Allowance for doubtful accounts........ $567,970  $(186,039) $(28,966) $352,965
                                         --------  ---------  --------  --------
September 30, 1997
 Allowance for doubtful accounts........ $352,965  $ 143,393  $  4,101  $500,459
                                         --------  ---------  --------  --------

--------
(1) (Write-offs)/recoveries of uncollectible accounts.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

Available Information......................................................   i
Summary....................................................................   1
Risk Factors...............................................................  13
The Exchange Offer.........................................................  20
Use of Proceeds............................................................  30
Capitalization.............................................................  31
Selected Consolidated Financial Data.......................................  32
Unaudited Pro Forma Financial Information..................................  34
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  40
Business...................................................................  49
Management.................................................................  62
Principal Stockholders.....................................................  66
Description of New Credit Facility.........................................  69
Description of the First Mortgage Notes ...................................  70
Exchange and Registration Rights Agreement................................. 104
Plan of Distribution....................................................... 106
Legal Matters.............................................................. 107
Experts.................................................................... 107
Glossary................................................................... G-1
Index to Consolidated Financial Statements................................. F-1


  UNTIL NOVEMBER 3, 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-ERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PROSPECTUS

$120,000,000

BAYOU STEEL CORPORATION

OFFER TO EXCHANGE REGISTERED 9 1/2% FIRST MORTGAGE NOTES DUE 2008 FOR OUTSTANDING UNREGISTERED 9 1/2% FIRST MORTGAGE NOTES DUE 2008


                        [LOGO BAYOU STEEL APPEARS HERE]

                               ----------------
                                   PROSPECTUS
                               ----------------

AUGUST 5, 1998